JPMorgan Chase & Co.

270 Park Avenue

New York, New York 10017-2070

April 7, 2016

Dear fellow shareholders:

We are pleased to invite you to the annual meeting of shareholders to be held on May 17, 2016, at the Royal Sonesta Hotel, New Orleans, LA. As we have done in the past, in addition to considering the matters described in the proxy statement, we will provide an update on the Firm's activities and performance.

We hope that you will attend the meeting in person. We encourage you to designate the proxies named on the proxy card to vote your shares even if you are planning to come. This will ensure that your common stock is represented at the meeting.

The proxy statement explains more about proxy voting. Please read it carefully. We look forward to your participation.

Sincerely,



James Dimon
Chairman and Chief Executive Officer

JPMORGAN CHASE & CO.

Notice of 2016 Annual Meeting of Shareholders and Proxy Statement

DATE Tuesday, May 17, 2016

TIME 10:00 a.m. Central Time

PLACE Royal Sonesta Hotel
300 Bourbon Street
New Orleans, LA 70130

MATTERS TO BE VOTED ON
- Election of directors
- Advisory resolution to approve executive compensation
- Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2016
- Shareholder proposals, if they are introduced at the meeting
- Any other matters that may properly be brought before the meeting

By order of the Board of Directors

Anthony J. Horan
Secretary

April 7, 2016

Please vote promptly.

If you hold your shares in street name and do not provide voting instructions, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote; your broker has discretionary authority to vote on the appointment of the auditors. See "How votes are counted" on page 99 of this proxy statement.

On or about April 7, 2016, we sent to shareholders of record at the close of business on March 18, 2016, a Proxy Statement, together with an accompanying form of proxy card and Annual Report, or a Notice of Internet Availability of Proxy Materials ("Notice").

Our 2016 Proxy Statement and Annual Report for the year ended December 31, 2015, are available free of charge on our website at jpmorganchase.com/annual-report-proxy. Instructions on how to receive a printed copy of our proxy materials are included in the Notice, as well as in this Proxy Statement.

If you plan to attend the meeting in person, you will be required to present a valid form of government-issued photo identification, such as a valid driver's license or passport, and proof of ownership of our common stock as of our record date March 18, 2016. See "Attending the annual meeting" on page 100 of this proxy statement.

2016 Proxy summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all the information you should consider, and you should read the entire proxy statement carefully before voting.

Proxy statement

Your vote is very important. The Board of Directors of JPMorgan Chase & Co. ("JPMorgan Chase" or the "Firm") is requesting that you allow your common stock to be represented at the annual meeting by the proxies named on the proxy card. This proxy statement is being sent or made available to you in connection with this request and has been prepared for the Board by our management. This proxy statement is being sent and made available to our shareholders on or about April 7, 2016.

Annual meeting overview

MATTERS TO BE VOTED ON

MANAGEMENT PROPOSALS

The Board of Directors recommends you vote FOR each director nominee and FOR the following proposals (for more information see page referenced):	
1. Election of directors	9
2. Advisory resolution to approve executive compensation	35
3. Ratification of PricewaterhouseCoopers LLP as the Firm's independent registered public accounting firm	79

SHAREHOLDER PROPOSALS (if they are introduced at the meeting)

The Board of Directors recommends you vote AGAINST each of the following shareholder proposals (for more information see page referenced):	
4. Independent board chairman – require an independent chair	85
5. How votes are counted – count votes using only for and against and ignore abstentions	87
6. Vesting for government service – prohibit vesting of equity-based awards for senior executives due to voluntary resignation to enter government service	89
7. Appoint a stockholder value committee – address whether divestiture of all non-core banking business segments would enhance shareholder value	91
8. Clawback amendment – defer compensation for 10 years to help satisfy any monetary penalty associated with violation of law	94
9. Executive compensation philosophy – adopt a balanced executive compensation philosophy with social factors to improve the Firm's ethical conduct and public reputation	96

Election of Directors

The Board of Directors has nominated the 11 individuals listed below as directors; if elected by shareholders at our annual meeting, they will be expected to serve until next year's annual meeting. All of the nominees are currently serving as directors.

The Board has nominated 11 directors: the 10 independent directors and the CEO

NOMINEE	AGE	PRINCIPAL OCCUPATION	DIRECTOR SINCE	OTHER PUBLIC COMPANY BOARDS (#)	COMMITTEE MEMBERSHIP[1]
Linda B. Bammann	60	Retired Deputy Head of Risk Management of JPMorgan Chase & Co.[2]	2013	0	Public Responsibility; Directors' Risk Policy
James A. Bell	67	Retired Executive Vice President of The Boeing Company	2011	3	Audit
Crandall C. Bowles	68	Chairman Emeritus of The Springs Company	2006	1	Audit; Public Responsibility (Chair)
Stephen B. Burke	57	Chief Executive Officer of NBCUniversal, LLC	2004 Director of Bank One Corporation from 2003 to 2004	1	Compensation & Management Development; Corporate Governance & Nominating
James S. Crown	62	President of Henry Crown and Company	2004 Director of Bank One Corporation from 1991 to 2004	1	Directors' Risk Policy (Chair)
James Dimon	60	Chairman and Chief Executive Officer of JPMorgan Chase & Co.	2004 Chairman of the Board of Bank One Corporation from 2000 to 2004	0	
Timothy P. Flynn	59	Retired Chairman and Chief Executive Officer of KPMG	2012	1	Public Responsibility; Directors' Risk Policy
Laban P. Jackson, Jr.	73	Chairman and Chief Executive Officer of Clear Creek Properties, Inc.	2004 Director of Bank One Corporation from 1993 to 2004	0	Audit (Chair)
Michael A. Neal	63	Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital	2014	0	Directors' Risk Policy
Lee R. Raymond (Lead Independent Director)	77	Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation	2001 Director of J.P. Morgan & Co. Incorporated from 1987 to 2000	0	Compensation & Management Development (Chair); Corporate Governance & Nominating
William C. Weldon	67	Retired Chairman and Chief Executive Officer of Johnson & Johnson	2005	2	Compensation & Management Development; Corporate Governance & Nominating (Chair)

[1] Principal standing committees

[2] Retired from JPMorgan Chase & Co. in 2005

Performance, governance and compensation highlights[1]

JPMorgan Chase & Co. continued its strong performance in 2015 under the leadership of Mr. Dimon and the Firm's senior management and the oversight of our Board of Directors. Below are highlights relating to the Firm's performance and compensation program, including key changes made taking into account feedback from shareholder engagement.

Strong 2015 performance continues to support sustained shareholder value

- We generated 13% return on tangible common equity ("ROTCE"), as well as record net income and record earnings per share ("EPS") in 2015. Each of our leading client franchises exhibited strong performance and together delivered significant value.
- We delivered 8% total shareholder return ("TSR") in 2015, following 10% in 2014, and continued our record of outperforming the financial services industry TSR since 2008.
- We reduced expenses by over $2 billion and delivered significant operating leverage, while continuing to invest in marketing, technology and people to grow the business.
- We continued to simplify and de-risk our balance sheet, reducing our global systematically important bank ("GSIB") surcharge by 100 basis points ("bps") during 2015 and helping us optimize capital return to shareholders.

We maintain fortress operating principles with a focus on risk, controls and culture

- We maintained our fortress balance sheet, growing our Basel III Advanced Fully Phased-In common equity Tier 1 ("CET1") capital ratio by 140 bps and our tangible book value per share ("TBVPS") by 8%, and maintaining $496 billion of high quality liquid assets.
- Since 2011, our total headcount associated with controls has gone from 24,000 people to 43,000 people, and our total annual control spend has gone from $6 billion to approximately $9 billion over that same time period. We have more work to do, but a strong and permanent foundation is in place.
- We continued to strengthen and reinforce our culture and business principles.

We are committed to good corporate governance and are engaged with our shareholders

- Since 2011, four independent directors have joined the Board; the Board maintains a robust Lead Independent Director role.
- Our Board has endorsed the Shareholder Director Exchange (SDX) Protocol as a guide for engagement; in 2015, our shareholder engagement initiatives included:
  - more than 90 calls and meetings on strategy, governance and compensation topics with shareholders representing over 40% of our shares
  - presentations by Firm senior management at 13 investor conferences
  - separate outreach sessions regarding our Corporate Responsibility initiatives
- Since the 2015 annual meeting, our engagement process, and the feedback gained from it, was a significant factor in the Board's adoption of: (i) a clawback disclosure policy; (ii) a proxy access By-law amendment; and (iii) a Performance Share Unit ("PSU") program for members of the Operating Committee ("OC").

Our compensation program is rigorous and long-term focused

- Our compensation program reflects the Board's philosophy of linking compensation to the Firm's long-term performance including: (i) Business Results; (ii) Risk & Control; (iii) Customer & Clients; and (iv) People Management & Leadership.
- In January 2016, the Board approved the grant of PSUs to OC members under the Firm's variable compensation program. PSUs will be earned based on the Firm's ROTCE over a 3-year performance period (see page 49 for details).
- The majority of OC members' pay is delivered in equity with multi-year vesting.
- We have strong stock ownership and retention requirements and long-standing clawback provisions applicable to both cash incentives and equity awards.

CEO pay level reflects our performance

- Mr. Dimon and the other Named Executive Officers ("NEOs") delivered strong Firm, line of business and individual performance in 2015, continuing their momentum from 2014.
- Based on exceptional multi-year performance and outstanding performance in 2015, the Compensation & Management Development Committee ("CMDC") and Board awarded Mr. Dimon total compensation of $27.0 million, with $20.5 million of the variable portion in the form of PSUs, which will not vest unless a threshold performance level is achieved over a 3-year period.

[1] See notes on non-GAAP financial measures on page 112 of this proxy statement.

STRONG RESULTS AGAINST BROAD PERFORMANCE CATEGORIES

- **Business Results:** Delivered strong financial results reflecting solid performance across our four major businesses, while maintaining our fortress balance sheet and meeting or exceeding our capital and expense targets for 2015
- **Risk & Control:** Further strengthened our control environment, including enhancing our technology infrastructure, addressing issues that resulted in supervisory and enforcement actions, investing in training, and rededicating ourselves to the Firm's Business Principles to further strengthen our culture
- **Customer & Clients:** Enhanced our clients' experiences by investing in our businesses and leveraging innovative technologies, which further strengthened the market leadership of our franchises
- **People Management & Leadership:** Created a new leadership development program designed to develop outstanding leaders at all levels of management across each line of business ("LOB") and function

HIGHLIGHTS OF 2015 BUSINESS RESULTS[1,2]

We delivered ROTCE of 13%, achieved record net income and record EPS, and improved or maintained our leading market share position in each of our core businesses notwithstanding continued revenue headwinds from the low interest rate environment and increased capital requirements.

JPMorgan Chase & Co.

- Net Income of $24.4B on revenue on a managed basis of $96.6B; EPS of $6.00; ROTCE of 13%
- Tangible book value per share of $48.13 (up 8%)
- Average core loan growth of 12%
- Loans-to-deposits ratio of 65% (up 9%)
- Total shareholder return of 8%, following 10% in 2014

- Basel III Advanced Fully Phased-In common equity Tier 1 ("CET1") capital ratio of 11.6% (up 140 bps)
- Maintained robust liquidity with $496B of high quality liquid assets
- Returned $11B to shareholders in 2015, including common dividend of $1.72 per share ($6.5B in aggregate)

Consumer & Community Banking

- Net income of $9.8B on revenue of $43.8B with 18% return on equity ("ROE")
- Achieved approximately $1B of expense reduction as part of multi-year initiative[3]
- Average deposits of $530.9B, up 9%
- Credit card sales volume (excluding Commercial Card) up 7% and merchant processing volume up 12%
- #1 primary bank relationships within our Chase footprint

Corporate & Investment Bank

- Net income of $8.1B on revenue of $33.5B with 12% ROE
- Achieved $1.6B of $2.8B multi-year expense reduction initiatives[3]
- Investment banking fees ("IB") increased 3% to $6.7B, with advisory fees increasing 31% to $2.1B
- Provided credit and raised capital of over $1.4T for clients
- Maintained #1 ranking in Global IB fees
- #1 in Markets revenue with 16% market share

Sustained Shareholder Value

Commercial Banking

- Net income of $2.2B on revenue of $6.9B with 15% ROE
- Record gross investment banking revenue of $2.2B, up 10%
- Record average loans of $157.9B, up 11%
- Ranked #1 multifamily lender in U.S.
- #1 in customer satisfaction by CFO Magazine's Commercial Banking Survey 2015

Asset Management

- Net income of $1.9B on revenue of $12.1B, with 21% ROE
- Assets under management ("AUM") of $1.7T, including $16B of net long-term AUM inflows
- Record average loan balances of $107.4B, up 8%
- Strong investment performance with 80% of mutual fund AUM ranked in the 1st or 2nd quartiles over five years
- Named #1 North America Private Bank by Euromoney

[1] For notes on non-GAAP and other financial measures, including managed-basis reporting relating to the Firm's LOBs, see page 112 of this proxy statement.

[2] All comparative percentages provided in this table reflect changes from 2014 to 2015.

[3] Expense reduction initiatives exclude impact of legal expense, and Consumer & Community Banking also excludes incremental investments.

B = billions   T = trillions

STRONG ROTCE ON INCREASING CAPITAL



SUSTAINED GROWTH IN BOTH TBVPS AND EPS[2]



SUSTAINED SHAREHOLDER VALUE[3,4]



[1] Tangible Common Equity ("TCE").
[2] 2010-2014 has been revised to reflect the adoption of new accounting guidance for investments in affordable housing projects.
[3] The graph depicts Total Shareholder Return ("TSR"); assumes reinvestment of dividends.
[4] For the Firm's 5-year stock performance, see our Annual Report on Form 10-K for the year ended December 31, 2015, at page 67.

OVERVIEW: SHAREHOLDER ENGAGEMENT AND CHANGES MADE TO COMPENSATION & GOVERNANCE

What We Heard	2015 Management Say-on-Pay and Shareholder Feedback

In 2015, we received 61% of votes in favor of our Management Say-on-Pay proposal, reflecting the following feedback:

- Our shareholders expressed strong views that a portion of the long-term incentive program should be tied to quantifiable financial performance measures, while recognizing that RSUs should continue to be used when appropriate.
- A meaningful number of shareholders also asked that we amend our clawback policy to require an annual disclosure of clawbacks that occur for senior executives, notwithstanding our existing practice of disclosing such clawbacks.

The Board of Directors took actions over the past year to address shareholder feedback.

What We Did	Shareholder Engagement and Compensation Related Actions



1. Spring 2015 Shareholder Outreach
2. Shareholder Feedback Shared with Board
3. Board Assessed Plan Design Alternatives
4. Board Approved Clawback Disclosure Policy
5. Fall 2015 Shareholder Outreach
6. Board Approved Performance Share Unit Program

Response to Shareholder Feedback

- Shortly after filing our 2015 Proxy Statement, we engaged our shareholders to discuss issues and topics of interest, including compensation.
- In addition to answering shareholder questions, we specifically solicited input on our equity program, CEO pay mix, and clawback disclosure (among other topics).
- The CMDC discussed and explored performance share alternatives during meetings throughout 2015.
- To enhance the level of feedback available to the Board, the Firm re-engaged shareholders in the fall of 2015, with a focus on compensation structure.
- **In total, we had more than 90 conversations with shareholders, representing over 40% of our outstanding common stock.**
- The Board finalized the design of the PSU Program, and approved Operating Committee members' 2015 compensation in January 2016.

Say-On-Pay Topics	Enhancements to Compensation Program
Performance Shares	• Board approved PSU Program for Operating Committee • Payout is formulaically determined based on achievement against an absolute ROTCE and relative ROTCE framework, while retaining risk and control features • 3-year performance period with ROTCE assessed and calculated on an annual basis • Combined vesting of 3 years plus additional 2-year holding period for a total of 5 years
CEO Pay Mix	• Board reduced CEO's cash bonus to $5.0 million from $7.4 million (cash component of variable compensation reduced to 20% in 2015 from 40% in 2014) • Board awarded 100% of CEO's incentive equity compensation in the form of PSUs
Clawback	• Board approved clawback disclosure policy for senior executives • Clawback disclosure policy requires Firm to disclose in its proxy statement whether there has been a clawback of senior executives' compensation for that year for public matters

✓ Pay-for-Performance Alignment	✓ Strong Governance	✓ Transparency	✓ Responsive to Shareholders

Proxy Access	Other actions taken in response to shareholder engagement

- The Board adopted amendments to the Firm's By-laws to implement a proxy access By-law provision.
- The proxy access By-law permits shareholders to nominate up to 20% of the Firm's Board of Directors (but in any event at least two directors) and includes a shareholder ownership threshold requirement of 3% for at least 3 consecutive years.

MR. DIMON'S 2015 COMPENSATION REFLECTS EXCEPTIONAL MULTI-YEAR PERFORMANCE

The Board's decision to increase Mr. Dimon's 2015 compensation to $27.0 million (vs. $20.0 million in 2014) reflects his outstanding performance against four broad performance categories, which the Board uses to assess his performance, including:

- **Business Results:** Exceptional multi-year performance, including strong financial results and substantial progress on long-term objectives such as business simplification, optimization of the balance sheet, reduction of the GSIB surcharge and expense reduction. Additionally, the Firm achieved strong 2015 performance, including 13% ROTCE, record net income, and record EPS.

- **Risk & Control:** Significant enhancements to our control environment, improving both the effectiveness and efficiency, and reinforcement of our Firm culture, by embedding our corporate standards throughout the employee life cycle.

- **Customer & Clients:** Market leadership of our four franchises through significant investments in product innovation and leading edge technologies.

- **People Management & Leadership:** Significant investment in our people, including enhancing diversity programs, building a pipeline of leaders, and developing outstanding talent across the organization.

The Board considered several other factors, some of which are set forth on pages 50-52 of this proxy statement.

CEO COMPENSATION IS ALIGNED WITH LONG-TERM PERFORMANCE

Variability in Mr. Dimon's pay over the last eight years illustrates our commitment to paying for performance





*The Board significantly reduced Mr. Dimon's pay in response to Chief Investment Office ("CIO") trading losses.







Proposal 1:
Election of Directors

Our Board of Directors has nominated 11 directors, who, if elected by shareholders at our annual meeting, will be expected to serve until next year's annual meeting. All nominees are currently directors.

RECOMMENDATION:
Vote **FOR** all nominees

Proposal 1 – Election of directors

EXECUTIVE SUMMARY

Our Board has nominated 11 directors for election at this year's annual meeting to hold office until the next annual meeting. All of the nominees are currently directors and were elected to the Board by our shareholders at our 2015 annual meeting, each with the support of more than 95% of votes cast. Each has agreed to be named in this proxy statement and to serve if elected. All of the nominees are expected to attend our May 17, 2016, annual meeting.

We know of no reason why any of the nominees would be unable or unwilling to serve if elected. However, if any of our nominees is unavailable for election, the proxies intend to vote your common stock for any substitute nominee proposed by the Board of Directors.

We believe that each nominee has the skills, experience and personal qualities the Board seeks in its directors and that the combination of these nominees creates an effective and well-functioning Board with a diversity of backgrounds, experiences and skill sets that together serve the best interests of the Firm and our shareholders.

The Board of Directors is responsible for overseeing management and providing sound governance on behalf of shareholders. Risk management oversight is a key priority. The Board carries out its responsibilities through, among other things, highly capable independent directors, the Lead Independent Director, a strong committee structure and adherence to our Corporate Governance Principles. The Board conducts an annual assessment aimed at enhancing its effectiveness, as described on page 26 of this proxy statement.

DIRECTOR NOMINATION PROCESS

As specified in its charter, the Board's Corporate Governance & Nominating Committee ("Governance Committee") oversees the candidate nomination process, which includes the evaluation of both existing Board members and new candidates for Board membership. The Governance Committee recommends to the Board a slate of candidates for election at each annual meeting of shareholders. The Governance Committee's goal is to put forth a diverse slate of candidates with a combination of skills, experience and personal qualities that will well serve the Board and its committees, our Firm and our shareholders. The Governance Committee considers all relevant attributes of each Board candidate, including professional skills, experience and knowledge, as well as gender, race, ethnicity, nationality and background.

Director succession is also a focus of the Governance Committee and the Board. The Governance Committee seeks to maintain an appropriate balance of Board refreshment and Firm experience. In service of this goal, the Firm maintains a director retirement policy that requires any director to offer not to stand for re-election in each calendar year following a year in which the director will be 72 or older. The Board (other than the affected director) then determines whether or not to accept the offer. In 2015, the Board updated this policy by affirmatively stating its view that directors may make very meaningful contributions to the Board and the Firm well beyond the age of 72. The Board believes that, while refreshment is an important consideration in assessing Board composition, the best interests of the Firm are served by being able to take advantage of all available talent and the Board should not make determinations with regard to membership based solely on age.

Consistent with the director retirement policy described above, two of our director nominees, Lee R. Raymond and Laban P. Jackson, Jr., offered not to stand for re-election this year. The Board reviewed the offers of Mr. Raymond and Mr. Jackson, taking into account ongoing succession planning for the Board and the contributions of each of them to the Firm's governance. This review also took into account the results of the annual Board and Committee self-assessment processes. The Board determined that Mr. Raymond and Mr. Jackson each reflects the capability and judgment the Board looks for in a director, that each has broad experience both within and outside the Firm that has been and continues to be of great value to the Board and that their continued service as directors would be in the interests of the Firm's shareholders. Mr. Raymond brings strong leadership skills as Lead Independent Director and as Chairman of the Compensation & Management Development Committee. Mr. Jackson is active as Chairman of the Audit Committee and takes a leading role in liaising with regulators worldwide. Both are also active in shareholder engagement. Following this review, the Board determined (with the affected director abstaining with respect to himself) that both Mr. Raymond and Mr. Jackson should be re-nominated for election as directors and therefore not accept either offer. For specific information on each of Mr. Raymond's and Mr. Jackson's qualifications and their individual contributions to the Board, including their Board Committee roles, please see pages 18 and 17, respectively, of this proxy statement. For a description of the annual Board and Committee self-assessment process, please see page 26 of this proxy statement.

As part of planning for director succession, the Governance Committee engages in frequent consideration of potential Board candidates and is assisted in identifying potential Board candidates by a third-party advisor. Of the Board's 10 independent directors, four have joined the Board since 2011.

Candidates for director may be recommended by current Board members, our management, shareholders or third-party advisors. Shareholders who want to recommend a candidate for election to the Board may do so by writing to the Corporate Secretary at: JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017; or by sending an e-mail to the Office of the Secretary at corporate.secretary@jpmchase.com. The Governance Committee considers shareholder-recommended candidates on the same basis as nominees recommended by Board members, management and third-party advisors.

In addition to the nomination process described above, pursuant to new By-law Section 1.10 adopted in January 2016, shareholders meeting certain minimum ownership requirements now have the right, under specified conditions, to include nominees for director in the Firm's proxy statement. This right of "proxy access" is described in more detail on page 33 of this proxy statement and was adopted by the Board after consideration of a variety of views on the topic, including views gained through the Firm's engagement with shareholders.

The Board of Directors has nominated the 11 individuals listed below for election as directors. All of the nominees are currently serving as directors and all except the CEO are independent. We recommend you vote FOR each director.

The Board has nominated 11 directors: the 10 independent directors and the CEO					
NOMINEE	AGE	PRINCIPAL OCCUPATION	DIRECTOR SINCE	OTHER PUBLIC COMPANY BOARDS (#)	COMMITTEE MEMBERSHIP[1]
Linda B. Bammann	60	Retired Deputy Head of Risk Management of JPMorgan Chase & Co.[2]	2013	0	Public Responsibility; Directors' Risk Policy
James A. Bell	67	Retired Executive Vice President of The Boeing Company	2011	3	Audit
Crandall C. Bowles	68	Chairman Emeritus of The Springs Company	2006	1	Audit; Public Responsibility (Chair)
Stephen B. Burke	57	Chief Executive Officer of NBCUniversal, LLC	2004 Director of Bank One Corporation from 2003 to 2004	1	Compensation & Management Development; Corporate Governance & Nominating
James S. Crown	62	President of Henry Crown and Company	2004 Director of Bank One Corporation from 1991 to 2004	1	Directors' Risk Policy (Chair)
James Dimon	60	Chairman and Chief Executive Officer of JPMorgan Chase & Co.	2004 Chairman of the Board of Bank One Corporation from 2000 to 2004	0	
Timothy P. Flynn	59	Retired Chairman and Chief Executive Officer of KPMG	2012	1	Public Responsibility; Directors' Risk Policy
Laban P. Jackson, Jr.	73	Chairman and Chief Executive Officer of Clear Creek Properties, Inc.	2004 Director of Bank One Corporation from 1993 to 2004	0	Audit (Chair)
Michael A. Neal	63	Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital	2014	0	Directors' Risk Policy
Lee R. Raymond (Lead Independent Director)	77	Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation	2001 Director of J.P. Morgan & Co. Incorporated from 1987 to 2000	0	Compensation & Management Development (Chair); Corporate Governance & Nominating
William C. Weldon	67	Retired Chairman and Chief Executive Officer of Johnson & Johnson	2005	2	Compensation & Management Development; Corporate Governance & Nominating (Chair)

[1] Principal standing committees
[2] Retired from JPMorgan Chase & Co. in 2005

DIRECTOR CRITERIA

In selecting candidates for director, the Board looks for individuals with demonstrated expertise and success in one or more specific executive disciplines, and personal attributes and diverse backgrounds.

Executive disciplines

Finance and accounting

Financial services

International business operations

Leadership of a large, complex organization

Management development and succession planning

Public-company governance

Regulated industries and regulatory issues

Risk management and controls

Personal attributes

Ability to work collaboratively

Integrity

Judgment

Strength of conviction

Strong work ethic

Willingness to engage and provide active oversight

The Firm's director criteria are also discussed in the Corporate Governance Principles document available on our website at jpmorganchase.com, under the heading Governance, which is under the About Us tab.

NOMINEES' QUALIFICATIONS AND EXPERIENCE

Our Board believes that these nominees provide our Firm with the combined skills, experience and personal qualities needed for an effective and engaged Board.

The specific experience and qualifications of each nominee are described in the following pages. Unless stated otherwise, all nominees have been continuously employed by their present employers for more than five years. The age indicated in each nominee's biography is as of May 17, 2016, and all other biographical information is as of the date of this proxy statement.

Linda B. Bammann, 60



Director since 2013

Public Responsibility Committee

Directors' Risk Policy Committee

Retired Deputy Head of Risk Management of JPMorgan Chase & Co.

DIRECTOR QUALIFICATION HIGHLIGHTS

- **Experience with regulatory issues**
- **Extensive background in risk management**
- **Financial services experience**

Linda B. Bammann was Deputy Head of Risk Management at JPMorgan Chase from July 2004 until her retirement in 2005. Previously she was Executive Vice President and Chief Risk Management Officer at Bank One Corporation ("Bank One") from May 2001 to July 2004 and, before then, Senior Managing Director of Banc One Capital Markets, Inc. She was also a member of Bank One's executive planning group. From 1992 to 2000 she was a Managing Director with UBS Warburg LLC and predecessor firms.

Ms. Bammann served as a director of The Federal Home Mortgage Corporation ("Freddie Mac") from 2008 until 2013, during which time she was a member of its Compensation Committee. She served as a member of Freddie Mac's Audit Committee from 2008 until 2010 and as Chair of its Business and Risk Committee from 2010 until 2013. Ms. Bammann also served as a director of Manulife Financial Corporation from 2009 until 2012. Ms. Bammann was formerly a board member of the Risk Management Association and Chair of the Loan Syndications and Trading Association.

Through her experience on the boards of other public companies and her tenure with JPMorgan Chase and Bank One, Ms. Bammann has developed insight and wide-ranging experience in financial services and extensive expertise in risk management and regulatory issues.

Ms. Bammann graduated from Stanford University and received an M.A. degree in public policy from the University of Michigan.

James A. Bell, 67



Director since 2011

Audit Committee

Retired Executive Vice President of The Boeing Company

DIRECTOR QUALIFICATION HIGHLIGHTS

- **Finance and accounting experience**
- **Leadership of complex, multi-disciplinary global organization**
- **Regulatory issues and regulated industry experience**

James A. Bell was an Executive Vice President of The Boeing Company, an aerospace company and manufacturer of commercial jetliners and military aircraft, from 2003 until his retirement in April 2012. He was Corporate President from June 2008 until February 2012 and Chief Financial Officer from November 2003 until February 2012.

Over a four-decade corporate career, Mr. Bell led global businesses in a highly regulated industry, oversaw successful strategic growth initiatives and developed expertise in finance, accounting, risk management and controls. While Chief Financial Officer, he oversaw two key Boeing businesses: Boeing Capital Corporation, the company's customer-financing subsidiary, and Boeing Shared Services, an 8,000-person, multi-billion dollar business unit that provides common internal services across Boeing's global enterprise.

Before being named Chief Financial Officer, Mr. Bell was Senior Vice President of Finance and Corporate Controller. In this position he served as the company's principal interface with the board's Audit Committee. He was Vice President of contracts and pricing for Boeing Space and Communications from 1996 to 2000, and before that served as director of business management of the Space Station Electric Power System at the Boeing Rocketdyne unit.

Mr. Bell has been a director of Dow Chemical Company since 2005, of CDW Corporation since March 2015 and of Apple Inc. since September 2015. He is a member of the Board of Trustees at Rush University Medical Center.

Mr. Bell graduated from California State University at Los Angeles.

Crandall C. Bowles, 68



Director since 2006

Audit Committee

Public Responsibility Committee (Chair)

Chairman Emeritus of The Springs Company

DIRECTOR QUALIFICATION HIGHLIGHTS

- **International business operations experience**
- **Management development, compensation and succession planning experience**
- **Risk management and audit experience**

Crandall C. Bowles has been Chairman Emeritus of The Springs Company, a privately owned investment company, since April 2015, prior to which she had been Chairman since 2007. She also served as Chairman of Springs Industries, Inc., a manufacturer of window products for the home, from 1998 until June 2013 when the business was sold. She was a member of its board from 1978 until June 2013 and was Chief Executive Officer from 1998 until 2006. Prior to 2006, Springs Industries included bed, bath and home-furnishings business lines. These were merged with a Brazilian textile firm to become Springs Global Participacoes S.A., a textile home-furnishings company based in Brazil, where Ms. Bowles served as Co-Chairman and Co-CEO from 2006 until her retirement in July 2007.

Ms. Bowles has been a director of Deere & Company since 1999. She served as a director of Sara Lee Corporation from 2008 to 2012 and of Wachovia Corporation and Duke Energy in the 1990s. As an executive at Springs Industries and Springs Global Participacoes, Ms. Bowles gained experience managing international business organizations. As a board member of large, global companies, she has dealt with a wide range of issues including audit and financial reporting, risk management, and executive compensation and succession planning.

Ms. Bowles is a Trustee of the Brookings Institution and is on the governing boards of the Packard Center for ALS Research at Johns Hopkins and The Wilderness Society.

Ms. Bowles graduated from Wellesley College and received an M.B.A from Columbia University.

Stephen B. Burke, 57



Director since 2004 and Director of Bank One Corporation from 2003 to 2004

Compensation & Management Development Committee

Corporate Governance & Nominating Committee

Chief Executive Officer of NBCUniversal, LLC

DIRECTOR QUALIFICATION HIGHLIGHTS

- **Experience leading large, international, complex businesses in regulated industries**
- **Financial controls and reporting experience**
- **Management development, compensation and succession planning experience**

Stephen B. Burke has been Chief Executive Officer of NBCUniversal, LLC, and a senior executive of Comcast Corporation, one of the U.S.'s leading providers of entertainment, information and communication products and services, since January 2011. He was Chief Operating Officer of Comcast Corporation from 2004 until 2011, and President of Comcast Cable Communications, Inc. from 1998 until January 2010.

Before joining Comcast, Mr. Burke served with The Walt Disney Company as President of ABC Broadcasting. He joined The Walt Disney Company in January 1986, and helped develop and found The Disney Store and lead a comprehensive restructuring of Euro Disney S.A.

Mr. Burke's roles at Comcast, ABC, and Euro Disney have given him broad exposure to the challenges associated with managing large and diverse businesses. In those roles he has dealt with a variety of issues including audit and financial reporting, risk management, executive compensation, sales and marketing, and technology and operations. His tenure at Comcast and ABC gave him experience working in regulated industries, and his work at Euro Disney gave him a background in international business.

Mr. Burke has been a director of Berkshire Hathaway Inc. since 2009.

Mr. Burke graduated from Colgate University and received an M.B.A. from Harvard Business School.

James S. Crown, 62



Director since 2004 and Director of Bank One Corporation from 1991 to 2004

Directors' Risk Policy Committee (Chair)

President of Henry Crown and Company

DIRECTOR QUALIFICATION HIGHLIGHTS

- Extensive risk management experience
- Management development, compensation and succession planning experience
- Significant financial markets experience

James S. Crown joined Henry Crown and Company, a privately owned investment company that invests in public and private securities, real estate and operating companies, in 1985, and became President in 2002. Before joining Henry Crown and Company, Mr. Crown was a Vice President of Salomon Brothers Inc. Capital Markets Service Group.

Mr. Crown has been a director of General Dynamics Corporation since 1987 and has served as its Lead Director since 2010. He has also been a director of JPMorgan Chase Bank, N.A. since 2010. Mr. Crown served as a director of Sara Lee Corporation from 1998 to 2012.

Mr. Crown's position with Henry Crown and Company and his service on other public company boards have given him exposure to many issues encountered by our Board, including risk management, audit and financial reporting, investment management, capital markets activity and executive compensation.

Mr. Crown is a Trustee of the Aspen Institute, the Chicago Symphony Orchestra, the Museum of Science and Industry and the University of Chicago. He is also a member of the American Academy of Arts and Sciences.

Mr. Crown graduated from Hampshire College and received a law degree from Stanford University Law School.

James Dimon, 60



Director since 2004 and Chairman of the Board of Bank One Corporation from 2000 to 2004

Chairman and Chief Executive Officer of JPMorgan Chase & Co.

DIRECTOR QUALIFICATION HIGHLIGHTS

- Experience leading a global business in a regulated industry
- Extensive experience leading complex international financial services businesses
- Management development, compensation and succession planning experience

James Dimon became Chairman of the Board on December 31, 2006, and has been Chief Executive Officer and President since December 31, 2005. He was President and Chief Operating Officer following JPMorgan Chase's merger with Bank One Corporation in July 2004. At Bank One he was Chairman and Chief Executive Officer from March 2000 to July 2004. Before joining Bank One, Mr. Dimon held a wide range of executive roles at Citigroup Inc., the Travelers Group, Commercial Credit Company and American Express Company.

Mr. Dimon is on the Board of Directors of Harvard Business School and Catalyst and is a member of The Business Council. He is also on the Board of Trustees of New York University School of Medicine. Mr. Dimon does not serve on the board of any publicly traded company other than JPMorgan Chase.

Mr. Dimon has many years of experience in the financial services industry, as well as international business expertise. As CEO, he is knowledgeable about all aspects of the Firm's business activities. His work has given him substantial experience in dealing with government officials and agencies and insight into the regulatory process.

Mr. Dimon graduated from Tufts University and received an M.B.A. from Harvard Business School.

Timothy P. Flynn, 59



Director since 2012
Public Responsibility Committee
Directors' Risk Policy Committee
Retired Chairman and Chief Executive Officer of KPMG

DIRECTOR QUALIFICATION HIGHLIGHTS

- **Experience in financial services, accounting, auditing and controls**
- **Leadership of a complex, global business**
- **Risk management and regulatory experience**

Timothy P. Flynn was Chairman of KPMG International, a global professional services organization that provides audit, tax and advisory services, from 2007 until his retirement in October 2011. From 2005 until 2010, he served as Chairman and from 2005 to 2008 as Chief Executive Officer of KPMG LLP in the U.S., the largest individual member firm of KPMG International. Before serving as Chairman and CEO, Mr. Flynn was Vice Chairman, Audit and Risk Advisory Services, with operating responsibility for the Audit, Risk Advisory and Financial Advisory Services practices.

Through his leadership positions at KPMG, Mr. Flynn gained perspective on the evolving business and regulatory environment, experience with many of the issues facing complex, global companies, and expertise in financial services and risk management.

Mr. Flynn has been a director of Wal-Mart Stores, Inc. since 2012 and was a director of the Chubb Corporation from September 2013 until its acquisition in January 2016. He has been a director of the International Integrated Reporting Council since September 2015, and he previously served as a Trustee of the Financial Accounting Standards Board, a member of the World Economic Forum's International Business Council, and a founding member of The Prince of Wales' International Integrated Reporting Committee.

Mr. Flynn graduated from The University of St. Thomas, St. Paul, Minnesota and is a member of the school's Board of Trustees.

Laban P. Jackson, Jr., 73



Director since 2004 and Director of Bank One Corporation from 1993 to 2004
Audit Committee (Chair)
Chairman and Chief Executive Officer of Clear Creek Properties, Inc.

DIRECTOR QUALIFICATION HIGHLIGHTS

- **Experience in financial controls and reporting and risk management**
- **Extensive regulatory background**
- **Management development, compensation and succession planning experience**

Laban P. Jackson, Jr. has been Chairman and Chief Executive Officer of Clear Creek Properties, Inc., a real estate development company, since 1989. He has been a director of J.P. Morgan Securities plc and of JPMorgan Chase Bank, N.A. since 2010.

Mr. Jackson has dealt with a wide range of issues that are important to the Firm's business, including audit and financial reporting, risk management, and executive compensation and succession planning. Mr. Jackson generally meets at least annually with the Firm's principal regulators in the major jurisdictions in which we operate.

Mr. Jackson's service on the board of the Federal Reserve Bank of Cleveland and on other public and private company boards has given him experience in financial services, audit, government relations and regulatory issues.

Mr. Jackson served as a director of The Home Depot from 2004 to 2008 and a director of the Federal Reserve Bank of Cleveland from 1987 to 1992. He is a member of the Audit Committee Leadership Network, a group of audit committee chairs from some of North America's leading companies that is committed to improving the performance of audit committees and strengthening trust in the financial markets. He is also an emeritus Trustee of the Markey Cancer Foundation.

Mr. Jackson is a graduate of the United States Military Academy.

PROPOSAL 1

Michael A. Neal, 63



Director since 2014

Directors' Risk Policy Committee

Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital

DIRECTOR QUALIFICATION HIGHLIGHTS

- **Extensive background in financial services**
- **Leadership of large, complex, international businesses in a regulated industry**
- **Risk management and operations experience**

Michael A. Neal was Vice Chairman of General Electric Company, a global industrial and financial services company, until his retirement in December 2013 and was Chairman and Chief Executive Officer of GE Capital from 2007 until June 2013. During his career at General Electric, Mr. Neal held several senior operating positions, including President and Chief Operating Officer of GE Capital and Chief Executive Officer of GE Commercial Finance prior to being appointed Chairman and Chief Executive Officer of GE Capital.

Mr. Neal has extensive experience managing large, complex businesses in regulated industries around the world. During his career with General Electric and GE Capital, Mr. Neal oversaw the provision of financial services and products to consumers and businesses of all sizes in North America, South America, Europe, Australia and Asia. His professional experience has provided him with insight and expertise in risk management, strategic planning and operations, finance and financial reporting, government and regulatory relations, and management development and succession planning.

Mr. Neal is a founder of and advisor to Acasta Enterprises Inc., a special purpose acquisition company. Mr. Neal serves on the advisory boards of Georgia Tech's Sam Nunn School of International Affairs and the Carey Business School at Johns Hopkins, where he is also the executive in residence and senior advisor to the Dean. Mr. Neal is also a trustee of Georgia Tech's GT Foundation.

Mr. Neal graduated from the Georgia Institute of Technology.

Lee R. Raymond, 77 (Lead Independent Director)



Director since 2001 and Director of J.P. Morgan & Co. Incorporated from 1987 to 2000

Compensation & Management Development Committee (Chair)

Corporate Governance & Nominating Committee

Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation

DIRECTOR QUALIFICATION HIGHLIGHTS

- **Extensive background in public company governance and international business**
- **Leadership in regulated industries and regulatory issues**
- **Management development, compensation and succession planning experience**

Lee R. Raymond was Chairman of the Board and Chief Executive Officer of ExxonMobil, the world's largest publicly traded international oil and gas company, from 1999 until he retired in December 2005. He was Chairman of the Board and Chief Executive Officer of Exxon Corporation from 1993 until its merger with Mobil Oil Corporation in 1999 and was a director of Exxon and Exxon Mobil Corporation from 1984 to 2005. Mr. Raymond began his career in 1963 at Exxon.

During his tenure at ExxonMobil and its predecessors, Mr. Raymond gained experience in all aspects of business management, including audit and financial reporting, risk management, executive compensation, marketing, and operating in a regulated industry. He also has extensive international business experience.

Mr. Raymond is a member of the Council on Foreign Relations, an emeritus Trustee of the Mayo Clinic, a member of the National Academy of Engineering and a member and past Chairman of the National Petroleum Council.

Mr. Raymond graduated from the University of Wisconsin and received a Ph.D. in Chemical Engineering from the University of Minnesota.

William C. Weldon, 67



Director since 2005

Compensation & Management Development Committee

Corporate Governance & Nominating Committee (Chair)

Retired Chairman and Chief Executive Officer of Johnson & Johnson

DIRECTOR QUALIFICATION HIGHLIGHTS

- **Extensive background in public company governance and international business**
- **Leadership of complex, global organization in a regulated industry**
- **Management development, compensation and succession planning experience**

William C. Weldon was Chairman and Chief Executive Officer of Johnson & Johnson, a global healthcare products company, from 2002 until his retirement as Chief Executive Officer in April 2012 and as Chairman in December 2012. He served as Vice Chairman from 2001 and Worldwide Chairman, Pharmaceuticals Group from 1998 until 2001.

At Johnson & Johnson, Mr. Weldon held a succession of executive positions that gave him expertise in consumer sales and marketing, international business operations, financial reporting and regulatory matters.

Mr. Weldon has been a director of CVS Health Corporation since 2013 and of Exxon Mobil Corporation since 2013. Mr. Weldon has been a director and Chairman of the Board of JPMorgan Chase Bank, N.A. since July 2013. He was a director of Johnson & Johnson from 2002 until December 2012, and was a director of The Chubb Corporation from April 2013 until its acquisition in January 2016.

Mr. Weldon is a member of various nonprofit organizations.

Mr. Weldon graduated from Quinnipiac University and is a member of the school's Board of Trustees.

Corporate governance

Our commitment to good corporate governance is integral to our business. Our key governance practices are described below.

PRINCIPLES

In performing its role, our Board of Directors is guided by our Corporate Governance Principles, which establish a framework for the governance of the Board and the management of our Firm. The principles are approved by the Board and reflect appropriate and broadly recognized governance practices and regulatory requirements, including the New York Stock Exchange ("NYSE") corporate governance listing standards. They are reviewed periodically and updated as appropriate. The full text of the Corporate Governance Principles is posted on our website at jpmorganchase.com, under the heading Governance, which is under the About Us tab.

BOARD STRUCTURE AND RESPONSIBILITIES

The Board of Directors is responsible for the oversight of management on behalf of our Firm's shareholders. The Board and its committees meet throughout the year to: (i) review and, where appropriate, approve strategy, business and financial planning and performance, risk, control and financial reporting and audit matters, compensation and management development, corporate culture and public responsibility matters; and (ii) provide oversight and guidance to, and regularly assess the performance of, the Chief Executive Officer ("CEO") and other senior executives.

The Board's leadership structure, described below, is designed to promote Board effectiveness and to ensure that authority and responsibility are effectively allocated between the Board and management. The Board considers its leadership structure frequently as part of its succession planning process for senior management and the Board. The Board formally reviews its leadership structure not less than annually as part of its self-assessment process.

The Board believes it is important to retain flexibility to determine the best leadership structure for any particular set of circumstances and personnel. These decisions should not be mechanical; they should be contextual and based on the particular composition of the Board, the individual serving as CEO and the needs and opportunities of the Firm as they change over time.

Factors the Board may consider as part of its review of its leadership structure include:

- A review of the respective responsibilities for the positions of Chairman, Lead Independent Director and CEO

- Evaluation of the policies and practices in place to provide independent Board oversight of management (including Board oversight of CEO performance and compensation; regularly held executive sessions of the independent directors; Board input into agendas and meeting materials; and Board self-assessment)

- The people currently in leadership roles

- The Firm's circumstances at the time, including performance

- The potential impact of particular leadership structures on the Firm's performance

- The Firm's ability to attract and retain qualified individuals for Firm and Board leadership positions

- The views of our shareholders

- Legislative and regulatory developments regarding board leadership structures

- Trends in corporate governance, including practices at other companies, and academic studies on board leadership structures and the impact of leadership structures on shareholder value

- Such other factors as the Board may determine

We continue to address shareholder views about Board leadership structure in our shareholder outreach program and regularly share the information gathered through this program with the Board.

Our Board, early in 2016, reviewed its leadership structure, taking into consideration the factors outlined above and feedback from shareholders, and determined that, at the present time, combining the roles of Chairman and CEO, together with a strong Lead Independent Director role, continues to provide the appropriate leadership for and oversight of the Firm and facilitates effective functioning of both the Board and management. The Board has separated the positions in the past and may do so again in the future if it believes that doing so would then be in the best interest of the Firm.

Notwithstanding the strong oversight roles of the Lead Independent Director and committee chairs described below, all directors share equally in their responsibilities as members of the Board.

• **Independent oversight** – All of our directors are independent, with the exception of our Chairman and CEO, James Dimon. The independent directors meet in executive session with no management present at each regularly scheduled in-person Board meeting, where they discuss any matter they deem appropriate.

• **Chairman of the Board** – Our Chairman is appointed annually by all the directors. The Chairman's responsibilities include:

  – calling Board and shareholder meetings

  – presiding at Board and shareholder meetings

  – preparing meeting schedules, agendas and materials, subject to the approval of the Lead Independent Director

• **Lead Independent Director** – The Lead Independent Director is appointed annually by the independent directors. The role includes the authority and responsibility to:

  – call a Board meeting (as well as a meeting of the independent directors of the Board) at any time

  – preside over Board meetings when the Chairman is absent or his participation raises a possible conflict

  – approve Board meeting agendas and add agenda items

  – preside over executive sessions of independent directors, which take place at every regularly scheduled in-person Board meeting

  – meet one-on-one with the CEO at every regularly scheduled in-person Board meeting

  – guide the annual performance evaluation of the Chairman and CEO

  – guide independent director consideration of CEO compensation

  – guide full Board consideration of CEO succession issues

  – guide the annual self-assessment of the full Board

  – facilitate communication between management and the independent directors

  – be available for consultation and communication with shareholders and other constituencies where appropriate

• **Committee chairs** – The Board has a strong committee structure designed for effective and efficient board operations. All committee chairs are independent and are appointed annually by the Board. See page 23 of this proxy statement for further information about our committees. Committee chairs are responsible for:

  – calling meetings of their committees

  – presiding at meetings of their committees

  – approving agendas, including adding agenda items, and materials for their committee meetings

  – serving as a liaison between committee members and the Board, and between committee members and senior management, including the CEO

  – working directly with the senior management responsible for committee matters

CORPORATE GOVERNANCE STRUCTURE

The Board believes the strong Board committee structure, as shown in the chart below, enhances the Board's oversight of the Firm's management. The Operating Committee and other management bodies support and escalate matters to the Board and its committees.


SHAREHOLDERS
Compensation & Management Development Committee
Board of Directors
Lead Independent Director
Corporate Goverance & Nominating Committee
Public Responsibility Committee
Audit Committee
Chairman & CEO
Directors' Risk Policy Committee
Internal Audit
Operating Committee (senior management committee)
Risk Management
Management Business Risk & Control Committees

COMMITTEES OF THE BOARD

Our Board has five principal standing committees: Audit Committee, Compensation & Management Development Committee, Corporate Governance & Nominating Committee, Public Responsibility Committee and Directors' Risk Policy Committee. Committees meet regularly in conjunction with scheduled Board meetings and hold additional meetings as needed.

The charter of each committee is posted on our website at jpmorganchase.com, under the heading Governance, which is under the About Us tab. Each charter is reviewed at least annually as part of the Board's, and each respective committee's, self-assessment process. During 2015, amendments to committee charters included:

- In March 2015, adding responsibility to approve the appointment, evaluation, compensation and succession planning for the Firm's General Auditor to the Audit Committee and for the Firm's Chief Risk Officer to the Directors' Risk Policy Committee

- In October 2015, adding primary responsibility for Board oversight of the Firm's culture and conduct programs to the Compensation & Management Development Committee charter

The Board has determined that each of our committee members is independent in accordance with NYSE corporate governance listing standards. The Board has also determined that each member of the Audit Committee (James A. Bell, Crandall C. Bowles and Laban P. Jackson, Jr.) is an audit committee financial expert in accordance with the definition established by the U.S. Securities and Exchange Commission ("SEC").

Mr. Bell is also a member of the audit committee of the board of each of the three other public companies for which he serves as a director. In accordance with the NYSE corporate governance listing standards and the Firm's Corporate Governance Principles, Mr. Bell sought the approval of the Firm's Board for his service on these four audit committees at one time. The Board (with Mr. Bell abstaining), taking into consideration Mr. Bell's qualifications, including his prior service as Chief Financial Officer ("CFO") of The Boeing Company and the fact that he is an Audit Committee financial expert (as such term is defined by the SEC), together with the totality of his professional commitments and his record

of attendance at meetings of JPMorgan Chase's Board and the committees on which he serves, approved Mr. Bell's service on these four audit committees, subject to annual review to the extent he continues to serve on more than three audit committees.

Our Board's Corporate Governance Principles provide that Board members have complete access to management, and that the Board and its committees have the authority and the resources to seek legal or other expert advice from sources independent of management. The committees report their activities to, and discuss their recommendations with, the full Board.

The following highlights some of the key responsibilities of each standing committee. For additional information on the role of certain of the standing committees in connection with risk management oversight see page 26 of this proxy statement.

Audit Committee
Assists the Board in its oversight of:

- The independent registered public accounting firm's qualifications and independence

- The performance of the internal audit function and the independent registered accounting firm

- Management's responsibilities to: (i) assure that there is in place an effective system of controls to safeguard the Firm's assets and income; (ii) assure the integrity of the Firm's financial statements; and (iii) maintain compliance with the Firm's ethical standards, policies, plans and procedures, and with laws and regulations

Compensation & Management Development Committee ("CMDC")
Assists the Board in its oversight of:

- Development and succession planning for key executives
- Compensation principles and practices, including:
  - Review and approval of the Firm's compensation and benefit programs
  - The competitiveness of these programs
  - The relationship among risk, risk management and compensation in light of the Firm's objectives, including its safety and soundness and the avoidance of practices that would encourage excessive or unnecessary risk-taking
  - The Firm's culture and conduct program

Corporate Governance & Nominating Committee

Assists the Board in its oversight of the governance of the Board, including:

• Reviewing and recommending proposed nominations for election to the Board

• Evaluating the Board's Corporate Governance Principles and recommending changes

• Approving the framework for Board self-assessment

Public Responsibility Committee

Assists the Board in its oversight of the Firm's positions and practices regarding public responsibility matters and other public policy issues that reflect the Firm's values and character and impact the Firm's reputation, including:

• Community investment

• Fair lending

• Sustainability

• Consumer practices

Directors' Risk Policy Committee ("DRPC")

Assists the Board in its oversight of management's responsibilities to assess and manage:

• The Firm's credit risk, market risk, structural interest rate risk, principal risk, liquidity risk, country risk and model risk

• The governance frameworks or policies for operational risk, compliance risk including fiduciary risk, and reputational risk

• Capital and liquidity planning and analysis and approve the Firm's Risk Appetite Policy and other policies it designates as Primary Risk Policies

The Board has two additional standing committees and may establish additional such committees as needed:

Stock Committee

The committee is responsible for implementing the declaration of dividends, authorizing the issuance of stock, administering the dividend reinvestment plan and implementing share repurchase plans. The committee acts within Board-approved limitations and capital plans.

Executive Committee

The committee may exercise all the powers of the Board that lawfully may be delegated, but with the expectation that it would not take material actions absent special circumstances.

Specific Purpose Committees

The Board establishes committees as appropriate to address specific issues ("Specific Purpose Committees"). The Board currently has four such committees to provide required oversight in connection with certain regulatory orders ("Consent Orders") issued by the Board of Governors of the Federal Reserve System ("Federal Reserve") and the Office of the Comptroller of the Currency ("OCC"):

• BSA/AML (Bank Secrecy Act/Anti-Money Laundering) Compliance Committee

• FX (Foreign Exchange)/Markets Orders Compliance Committee

• Sworn Documents Compliance Committee

• Trading Compliance Committee

Each Specific Purpose Committee formed to provide Consent Order oversight is comprised of two to four independent directors. They meet to provide oversight for specific aspects of our control agenda and to monitor progress under action plans developed by management to address the issues identified under the applicable Consent Order.

Additional Specific Purpose Committees may be established from time to time to address other issues. The Omnibus Demand Committee is a Specific Purpose Committee established to review shareholder demands made in connection with pending or potential shareholder derivative litigation.

As the Firm achieves its objectives in a specific area, we expect the relevant Specific Purpose Committee will meet less frequently and eventually their work will be concluded, at which time, subject to regulatory consent where applicable, the committee will be disbanded.

In January 2016, the OCC terminated its mortgage-related Consent Order and as a result, the Mortgage Compliance Committee work, including oversight required for the related Federal Reserve Consent Order, has been transitioned to the Audit Committee.

BOARD COMMITTEE MEMBERSHIP AND 2015 MEETINGS

The following table summarizes the membership of the Board's principal standing committees and Specific Purpose Committees in 2015, and the number of meetings that were held during 2015. In 2015, the Board met 11 times. Each director attended 75% or more of the total meetings of the Board and the committees on which he or she served.

All 2015 nominees were present at the annual meeting of shareholders held on May 19, 2015.

Board committee membership and 2015 meetings

Director	Audit	Compensation & Management Development	Corporate Governance & Nominating	Public Responsibility	Directors' Risk Policy	Specific Purpose Committees [1]
Linda B. Bammann				Member	Member	D,E
James A. Bell	Member					A
Crandall C. Bowles	Member			Chair		A
Stephen B. Burke		Member	Member			
James S. Crown					Chair	C
James Dimon						
Timothy P. Flynn				Member	Member	E
Laban P. Jackson, Jr.	Chair					A,B,C,D,F
Michael A. Neal					Member	D
Lee R. Raymond [2]		Chair	Member			B,D,F
William C. Weldon		Member	Chair			B,E,F
Number of meetings in 2015	**17**	**6**	**6**	**5**	**8**	**54**

[1] The Board's separately established Specific Purpose Committees in 2015 were:

A - BSA/AML(Bank Secrecy Act/Anti-Money Laundering) Compliance Committee

B - FX (Foreign Exchange)/Markets Orders Compliance Committee

C - Mortgage Compliance Committee (the committee transitioned oversight to the Audit Committee as of January 2016)

D - Omnibus Demand Committee

E - Sworn Documents Compliance Committee

F - Trading Compliance Committee

[2] Lead Independent Director

BOARD'S ROLE IN RISK MANAGEMENT OVERSIGHT

Risk is an inherent part of JPMorgan Chase's business activities. When the Firm extends a consumer or wholesale loan, advises customers on their investment decisions, makes markets in securities, or offers other products or services, the Firm takes on some degree of risk. The Firm's overall objective is to manage its businesses, and the associated risks, in a manner that balances serving the interests of our clients, customers and investors and protects the safety and soundness of the Firm.

The Board of Directors provides oversight of risk principally through the Directors' Risk Policy Committee, Audit Committee and, with respect to compensation and other management-related matters, Compensation & Management Development Committee. Each committee of the Board oversees reputation risk issues within its scope of responsibility.

Directors' Risk Policy Committee

The DRPC oversees the Firm's global risk management framework and approves the primary risk-management policies of the Firm. The DRPC's responsibilities include oversight of management's exercise of its responsibility to assess and manage risks of the Firm, as well as its capital and liquidity planning and analysis. Breaches in risk appetite tolerances, liquidity issues that may have a material adverse impact on the Firm and other significant risk-related matters are escalated to the DRPC.

Audit Committee

The Audit Committee assists the Board in its oversight of management's responsibilities to assure that there is an effective system of controls reasonably designed to safeguard the assets and income of the Firm, assure the integrity of the Firm's financial statements and maintain compliance with the Firm's ethical standards, policies, plans and procedures, and with laws and regulations. In addition, the Audit Committee assists the Board in its oversight of the Firm's independent registered public accounting firm's qualifications and independence. The independent Internal Audit function at the Firm is headed by the General Auditor, who reports to the Audit Committee.

Compensation & Management Development Committee

The CMDC assists the Board in its oversight of the Firm's compensation programs and reviews and approves the Firm's overall compensation philosophy, incentive compensation pools, and compensation practices consistent with key business objectives and safety and soundness. The CMDC reviews Operating Committee members' performance against their goals, and approves their compensation awards. The CMDC also periodically reviews the Firm's diversity programs and management development and succession planning, and provides oversight of the Firm's culture and conduct programs.

BOARD ASSESSMENT

The Board conducts an annual self-assessment aimed at enhancing its effectiveness. Through regular assessment of its policies, procedures and performance, the Board identifies areas for further consideration and improvement. In assessing itself, the Board takes a multi-year perspective.

The assessment is led by the independent directors and guided by the Lead Independent Director. Each director is expected to participate and provide feedback on a range of issues, including: the Board's overall effectiveness; Board composition; the Lead Independent Director's performance; committee structure; the flow of information received from Board committees and management; the nature and scope of agenda items; and shareholder communication.

In 2015, the Board's self-assessment also considered actions taken to fulfill responsibilities under the OCC's "Heightened Standards" for large national banks, including: the requirement that the board of directors require management to establish and implement an effective risk governance framework; provide active oversight of the banking subsidiaries' risk-taking activities; exercise independent judgement; and provide ongoing training to directors.

Each of the principal standing committees also conducts an annual self-assessment. These assessments are led by the respective committee chairs and generally include, among other topics, a review of the committee charter, the agenda for the coming year and the flow of information received from management.

The Governance Committee periodically appraises the framework for the Board and committee self-assessment processes and the allocation of responsibility among committees.

BOARD COMMUNICATION

The Board plays a key role in communicating our Firm's strategy and commitment to doing business in accordance with our corporate standards. The Board, as a group or a subset of one or more of its members, meets throughout the year with the Firm's senior executives, shareholders, regulators and organizations interested in our strategy, performance or business practices.

Shareholder engagement
Engagement and transparency with our shareholders help the Firm gain useful feedback on a wide variety of topics, including corporate governance, compensation practices, shareholder communication, Board composition, shareholder proposals, business performance and the operation of the Firm. This information is shared regularly with the Firm's management and the Board and is considered in the processes that set the governance practices and strategic direction for the Firm. We also focus on shareholder feedback to better tailor the public information we provide to address the interests and inquiries of our shareholders and other interested parties.

The Firm interacts and communicates with shareholders in a number of forums, including quarterly earnings presentations, SEC filings, the Annual Report and proxy statement, the annual meeting, the annual Investor Day presentation, investor conferences and web communications. We also conduct a formal shareholder outreach program twice a year. This program covers a wide array of topics with a broad group of shareholders and shareholder feedback is regularly provided to the Board and the Firm's management. Discussions during the lead up to our annual meeting in the Spring are usually focused on specific issues related to the proxy statement while discussions at other times of the year are typically focused on corporate governance and other topics of interest to our shareholders. This engagement process, including the feedback gained from it, was a significant factor in the Board's adoption of several new compensation and governance measures since the

2015 annual meeting. These new measures included a clawback disclosure policy, a Performance Share Unit plan for members of the Operating Committee and a proxy access By-law, each of which is described in more detail elsewhere in this proxy statement.

In 2015, management outreach efforts included the following:

- Hosted more than 90 shareholder outreach discussions, covering shareholders representing in the aggregate over 40% of our outstanding common stock - similar to our 2014 outreach program. Topics included:
  - company strategy and performance
  - management and Board compensation
  - Board structure and composition
  - Corporate Governance Principles and By-laws, including proxy access
  - succession planning
  - disclosures - proxy format and content, including clawback disclosure

- Members of senior management participated in more than 50 investor meetings and presented at 13 investor conferences in 2015. Members of senior management also held 10 investor trips during 2015 throughout the U.S., as well as international trips to Asia and Europe, during which they met in person with shareholders and other interested parties.

In addition, the Board has endorsed the Shareholder-Director Exchange (SDX) Protocol as a guide for effective, mutually beneficial engagement between shareholders and directors. During 2015, members of the Board met with shareholders to discuss a variety of topics, including the Firm's strategy, performance, governance and compensation practices.

Relationship with regulators

We are committed to transparency and responsiveness in our extensive interactions with our regulators. That means providing them with complete, accurate and timely information and maintaining an open, ongoing dialogue. Our senior leaders, including our Board, continued to commit significant time to meet with our regulators in 2015. Such frequent interaction helps us hear firsthand from regulators and gives us a forum for keeping them well-informed on our businesses.

Our primary U.S. regulators meet with various Board committees and individual Board members to discuss regulators' expectations on effective Board oversight. In 2015, certain of our independent Board members met with several of our U.S. regulators, including: the Board of Governors of the Federal Reserve System ("Federal Reserve"); the Office of the Comptroller of the Currency ("OCC"); the Federal Deposit Insurance Corporation ("FDIC"), as well as the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Consumer Financial Protection Bureau ("CFPB"). Certain of our independent Board members also met with international regulators, including: the Prudential Regulation Authority ("PRA") and the Financial Conduct Authority ("FCA") in the United Kingdom; the Hong Kong Monetary Authority ("HKMA"); the China Banking Regulatory Commission ("CBRC"); the Japan Financial Services Agency ("FSA"); and the Monetary Authority of Singapore ("MAS"); as well as with various additional regulators in these countries and others.

Communication of our corporate standards

The Board has been engaged with management on the importance of strong corporate standards and the need to reinforce the Firm's commitment to doing business the right way and to establish a clear and common vocabulary for communicating this commitment.

Our directors frequently engage on the topic of culture and conduct in Board and Board committee meetings, including in the Specific Purpose Committees, in their oversight of progress addressing regulatory order issues. Recognizing the increasing importance of these issues, in 2015, the Compensation & Management Development Committee charter was amended to provide that the committee has primary responsibility for Board oversight of the Firm's Culture and Conduct programs. Board level engagement on culture and conduct also includes the Audit Committee's oversight

of the Code of Conduct program and the CMDC's review and approval of the Firm's compensation and performance management processes.

Directors also highlight the importance of our corporate standards through participation in less formal settings, such as town hall and other meetings held by our lines of business and other functions for employees and/or leadership teams, annual meetings with the Firm's senior leaders, and regularly scheduled informal sessions with members of the Firm's Operating Committee and other senior leaders. For more information on the Firm's corporate standards see "Our business principles" on page 32 of this proxy statement.

Shareholders and interested parties who wish to contact our Board of Directors, any Board member, including the Lead Independent Director, any committee chair, or the independent directors as a group, may mail their correspondence to: JPMorgan Chase & Co., Attention (name of Board member(s)), Office of the Secretary, 270 Park Avenue, New York, NY 10017, or e-mail the Office of the Secretary at corporate.secretary@jpmchase.com.

DIRECTOR INDEPENDENCE

The Board's commitment to independence begins with the individual directors. All of our non-management Board members are independent under the standards established by the NYSE and the Firm's independence standards. Directors are determined to be independent if they have no disqualifying relationship, as defined by the NYSE, and if the Board has affirmatively determined they have no material relationship with JPMorgan Chase, directly or as a partner, shareholder or officer of an organization that has a relationship with JPMorgan Chase.

In determining the independence of each director, the Board uses the following criteria:

- The Corporate Governance Principles adopted by the Board and published on our website at jpmorganchase.com, under the heading Governance, which is under the About Us tab

- The NYSE corporate governance listing standards

The Board has reviewed the relationships between the Firm and each director and determined that in accordance with the NYSE's and the Firm's independence standards, each non-management director (Linda B. Bammann, James A. Bell, Crandall C. Bowles, Stephen B. Burke, James S. Crown, Timothy P. Flynn, Laban P. Jackson, Jr., Michael A. Neal, Lee R. Raymond and William C. Weldon) has only immaterial relationships with JPMorgan Chase. Accordingly, all directors other than Mr. Dimon are independent.

Because of the nature and broad scope of the services provided by the Firm, there may be ordinary course of business transactions between the Firm and any independent director, his or her immediate family members or principal business affiliations. These may include, among other things, extensions of credit and other financial and financial advisory products and services; business transactions for property or services; and charitable contributions made by the JPMorgan Chase Foundation or the Firm to any nonprofit organization of which a director is employed as an officer.

In making its determinations regarding director independence, the Board considered:

• Consumer credit: extensions of credit provided to directors Bell and Jackson; and credit cards issued to directors Bammann, Bell, Bowles, Crown, Flynn, Jackson, Neal, Raymond, and Weldon, and their immediate family members

• Wholesale credit: extensions of credit and other financial and financial advisory services provided to NBCUniversal, LLC and Comcast Corporation and their subsidiaries, for which Mr. Burke is Chief Executive Officer and a senior executive, respectively; and Henry Crown and Company, for which Mr. Crown is President, and other Crown family-owned entities

• Goods and services: commercial office space leased by the Firm from subsidiaries of companies in which Mr. Crown and members of his immediate family have indirect ownership interests; and national media placements with NBCUniversal and Comcast outlets

The Board reviewed these relationships in light of its independence standards and determined that none of them creates a material relationship between the Firm and the applicable director or would impair the independence or judgment of the applicable director.

DIRECTOR COMPENSATION

The Governance Committee is responsible for reviewing director compensation and making recommendations to the Board. In making its recommendation, the Governance Committee annually reviews the Board's responsibilities and also the compensation practices of the firms in the peer groups used by the CMDC for benchmarking as part of assessing compensation practices and pay levels for Operating Committee members. For more information on these peer groups see "Evaluating market practices" on page 46 of this proxy statement. In addition, the Board believes it is desirable that a significant portion of director compensation be linked to the Firm's common stock. In 2015, the Board determined that no changes should be made to director compensation.

Annual compensation

For 2015, each non-management director received an annual cash retainer of $75,000 and an annual grant, made when annual employee incentive compensation was paid, of deferred stock units valued at $225,000, on the date of grant. Additional cash compensation was paid for certain committees and other services as described on page 30 of this proxy statement.

Each deferred stock unit included in the annual grant to directors represents the right to receive one share of the Firm's common stock and dividend equivalents payable in deferred stock units for any dividends paid. Deferred stock units have no voting rights. In January of the year immediately following a director's termination of service, deferred stock units are distributed in shares of the Firm's common stock in either a lump sum or in annual installments for up to 15 years as elected by the director.

The following table summarizes the current annual compensation for non-management directors.

Compensation	Amount ($)
Board retainer	$ 75,000
Lead Independent Director retainer	30,000
Audit and Risk Committee chair retainer	25,000
All other committees chair retainer	15,000
Audit and Risk Committee member retainer	15,000
Deferred stock unit grant	225,000

The Board may periodically ask directors to serve on one or more Specific Purpose Committees or other committees that are not one of the Board's principal standing committees or to serve on the board of directors of a subsidiary of the Firm. Any compensation for such service is included in the "2015 Director compensation table" below.

2015 Director compensation table

The following table shows the compensation for each non-management director in 2015.

Director	Fees earned or paid in cash ($)[1]	2015 Stock award ($)[2]	Other fees earned or paid in cash ($)[3]	Total ($)
Linda B. Bammann	$ 90,000	$ 225,000	$ 30,000	$ 345,000
James A. Bell	90,000	225,000	25,000	340,000
Crandall C. Bowles	105,000	225,000	30,000	360,000
Stephen B. Burke	75,000	225,000	–	300,000
James S. Crown	115,000	225,000	42,500	382,500
Timothy P. Flynn	90,000	225,000	30,000	345,000
Laban P. Jackson, Jr.	115,000	225,000	222,500	562,500
Michael A. Neal	90,000	225,000	–	315,000
Lee R. Raymond	120,000	225,000	37,500	382,500
William C. Weldon	90,000	225,000	105,000	420,000

[1] Includes fees earned, whether paid in cash or deferred, for service on the Board of JPMorgan Chase. For additional information on each Director's service on the Board and committees of JPMorgan Chase, see "Committees of the board" at page 23 of this proxy statement.

[2] On January 20, 2015, each director received an annual stock award in an amount of deferred stock units equal to $225,000, based on a grant date fair market value of $55.9066. The aggregate number of option awards and stock awards outstanding at December 31, 2015, for each current director is included in the "Security ownership of directors and executive officers" table on page 75 of this proxy statement under the columns "Options/SARs exercisable within 60 days" and "Additional underlying stock units," respectively. All such awards are vested.

[3] Includes fees paid to non-management directors who serve on the Board of Directors of JPMorgan Chase Bank, N.A., ("Bank") a wholly-owned subsidiary of JPMorgan Chase, or are members of one or more Specific Purpose Committees. Messrs. Crown, Jackson and Weldon, as directors of the Bank, received fees of $15,000, and as Chairman of the Board of the Bank, Mr. Weldon received an additional fee of $25,000. A fee of $2,500 is paid for each Specific Purpose Committee meeting attended (with the exception of the Omnibus Demand Committee). Also includes for Mr. Jackson $110,000 in compensation during 2015 in consideration of his service as a director of J.P. Morgan Securities plc, one of the Firm's principal operating subsidiaries in the United Kingdom and a subsidiary of the Bank.

Stock ownership: no hedging, no pledging

As stated in the Corporate Governance Principles and further described in "No Hedging/Pledging" on page 64 of this proxy statement, each director agrees to retain all shares of the Firm's common stock he or she purchased on the open market or received pursuant to their service as a Board member for as long as they serve on our Board.

Shares held personally by a director may not be held in margin accounts or otherwise pledged as collateral, nor may the economic risk of such shares be hedged.

As detailed at page 75 of this proxy statement under "Security ownership of directors and executive officers," Mr. Crown has the ownership of certain shares attributed to him that arise from the business of Henry Crown and Company, an investment company where Mr. Crown serves as President, and trusts of which Mr. Crown serves as trustee (the "Attributed Shares"). Mr. Crown disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. The Attributed Shares are distinct from shares Mr. Crown or his spouse own individually, or shares held in trusts for the benefit of his children (the "Crown Personally Held Shares"). The Firm has reviewed the potential pledging of the Attributed Shares with Mr. Crown, recognizes Mr. Crown's distinct obligations with respect to Henry Crown and Company and the trusts, and believes such shares may be prudently pledged or held in margin loan accounts. Crown Personally Held Shares are not and may not be held in margin accounts or otherwise pledged as collateral, nor may the economic risk of such shares be pledged.

Deferred compensation

Each year non-management directors may elect to defer all or part of their cash compensation. A director's right to receive future payments under any deferred compensation arrangement is an unsecured claim against JPMorgan Chase's general assets. Cash amounts may be deferred into various investment equivalents, including deferred stock units. Upon retirement, compensation deferred into stock units will be distributed in stock; all other deferred cash compensation will be distributed in cash. Deferred compensation will be distributed in either a lump sum or in annual installments for up to 15 years as elected by the director commencing in January of the year following the director's retirement from the Board.

Reimbursements and insurance

The Firm reimburses directors for their expenses in connection with their Board service or pays such expenses directly. The Firm also pays the premiums on directors' and officers' liability insurance policies and on travel accident insurance policies covering directors as well as employees of the Firm.

Our business principles

As a Firm we have worked to strengthen our corporate culture, including by rededicating ourselves to the Firm's mission and business principles. We aligned our efforts under the "How We Do Business" framework and launched a global Culture and Conduct program focused on maintaining a strong corporate culture that instills and enhances a sense of personal accountability. As part of our efforts to continue to embed culture into our business-as-usual operating environment, the Firm has named senior executives to serve as the Executive Sponsors of the Culture and Conduct program on behalf of the Operating Committee. This executive sponsorship will help the program remain a business-driven key priority for every line of business and function. The Culture and Conduct program is further enhanced by operational oversight from our Human Resources department.

It is important that corporate standards be clearly articulated so that they may be fully understood by every person at the Firm. To that end, in addition to the Culture and Conduct program work, our Firm's standards are documented in our Business Principles, Code of Conduct ("Code") and Code of Ethics for Finance Professionals, each of which is described in detail below.

Business Principles

We have a clearly articulated set of 20 core business principles, representing four central corporate tenets: exceptional client service; operational excellence; a commitment to integrity, fairness and responsibility; and a great team and winning culture. The full set of Business Principles is included in our report "How We Do Business – The Report," which is posted on our website at jpmorganchase.com under the Investor Relations tab. These principles provide the road map for how all employees at JPMorgan Chase are expected to behave in their work and will continue to guide the Firm as we move forward.

Code of Conduct

The Code is our core conduct policy document and is designed to provide the direction for essential elements of the Business Principles road map. All new hires must complete Code training shortly after their start date with the Firm. All employees are required to complete additional Code training and provide a new affirmation of their compliance with the Code annually.

Employees can report any known or suspected violations of the Code via the Code Reporting Hotline by phone, web, e-mail, mail or fax. The Hotline is anonymous, except in certain non-US jurisdictions where laws prohibit anonymous reporting, and is available 24/7 globally, with translation services. It is maintained by an outside service provider to enhance employee confidentiality.

We maintain country-specific whistleblower policies as appropriate, as well as firmwide human resources policies affording protection for the good faith reporting of concerns raised by employees. We also provide guidelines to employees in our Human Resources, Global Investigations and Legal departments regarding the review and treatment of employee-initiated complaints, including the proper escalation of suspected or known violations of the Code, other Firm policy or the law.

Suspected violations of the Code, Firm policy or the law are investigated by the Firm and may result in an employee being cleared of the suspected violation or an escalating range of actions depending upon the facts and circumstances. A Chief Compliance Officer and a Human Resources executive annually report to the Audit Committee on the Code of Conduct program and review the record of compliance.

Code of Ethics for Finance Professionals

The Code of Ethics for Finance Professionals applies to the CEO, CFO, Controller and all other professionals of the Firm worldwide serving in a finance, accounting, line of business treasury, tax or investor relations role. The purpose of our Code of Ethics is to promote honest and ethical conduct and compliance with the law in connection with the maintenance of the Firm's financial books and records and the preparation of our financial statements.

Certain key governance policies

SPECIAL SHAREHOLDER MEETINGS AND ACTION BY WRITTEN CONSENT

The Firm's By-laws permit shareholders holding at least 20% of the outstanding shares (net of hedges) of our common stock to call special meetings. In addition, the Firm's Certificate of Incorporation permits shareholders holding at least 20% of the outstanding shares of our common stock to act by written consent on terms substantially similar to the terms applicable to call special meetings.

PROXY ACCESS

New in 2016 - In January 2016, the Board amended the Firm's By-laws by adding Section 1.10 to provide for a right of proxy access. This right enables eligible shareholders to include their nominees for election as directors in the Firm's own proxy statement. The By-law amendment was adopted following extensive discussions with our shareholders and reflects their expressed desire to have additional access to the director nomination process. The terms of the proxy access By-law permit a shareholder to nominate up to 20% of the Board (but in any event at least two directors) and include a shareholder ownership threshold requirement of 3% for at least 3 consecutive years. In addition, the By-law allows up to 20 shareholders to form a group to reach the required threshold. The complete text of new By-law Section 1.10 is available on our website at jpmorganchase.com, under the heading Governance, which is under the About Us tab.

PUBLIC POLICY ENGAGEMENT

Our business is subject to extensive laws and regulations at the international, federal, state and local levels. Changes in such laws can significantly affect how we operate, our revenues and the costs we incur. Because of the potential impact public policy can have on our businesses, employees, communities and customers, we engage in the political process regularly to advance and protect the long-term interests of the Firm. Information about our approach, policies and procedures regarding political and legislative activities is posted on our website at jpmorganchase.com/policyengagement.

Our political activities are subject to oversight by the Board's Public Responsibility Committee, which provides guidance to the Board and management on significant policies and practices regarding political activities, including major lobbying priorities, and principal trade association memberships that relate to the Firm's public policy objectives. The Global Government Relations department implements these policies and manages all political activities conducted by the Firm. The department reports to the Head of Corporate Responsibility and prepares an annual review for the Board's Public Responsibility Committee. This leadership provides a continued focus on the public policy issues that are most relevant to the long-term interests of our business, clients and shareholders.

Our policies prohibit contributions of corporate funds to candidates, political party committees or political action committees ("PACs"). Contributions by the Firm's PACs are supported entirely by voluntary contributions made by employees and are used to support candidates, parties or committees whose views on specific issues are consistent with the Firm's priorities. The Firm's PACs contribute to candidates and political committees on a bi-partisan basis and do not make contributions in connection with U.S. presidential elections. Contributions made by the PACs are subject to legal disclosure requirements and are reported in filings with the Federal Election Commission and the relevant state or local election commissions, and are publicly available on our website.

We may, from time to time, use corporate funds to support or oppose state or local ballot initiatives that affect our business. No corporate funds are used to make contributions to broad-based groups organized under Section 527 of the Internal Revenue Code. The Firm's PACs may make contributions to ballot committees and 527 groups; however, contributions to 527s are primarily membership dues and are not used to support the election of any specific candidate or for the purpose of funding specific expenditures or communications. We voluntarily provide information about these contributions on our website at jpmorganchase.com/policyengagement.

We may occasionally support groups organized under Section 501(c)(4) of the Internal Revenue Code on public policy matters, but not for electoral purposes. When we do support such groups on public policy matters, we will seek to disclose that information.

We do not use corporate funds to make independent political expenditures, including electioneering communications. In addition, we restrict the trade associations to which we belong from using our funds for any election-related activity.



Proposal 2:
Advisory resolution to approve executive compensation

Approve the Firm's compensation practices and principles and their implementation for 2015 for the compensation of the Firm's Named Executive Officers as discussed and disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material contained in this proxy statement.

RECOMMENDATION:
Vote **FOR** approval

Proposal 2 – Advisory resolution to approve executive compensation

EXECUTIVE SUMMARY

As discussed in the Compensation Discussion and Analysis section of the proxy statement on pages 37-64, the Board of Directors believes that JPMorgan Chase's long-term success as a premier financial services firm depends in large measure on the talents of our employees, and a proper alignment of their compensation with performance and sustained shareholder value. The Firm's compensation system plays a significant role in our ability to attract, retain and properly motivate the highest quality workforce. The principal underpinnings of our compensation system are an acute focus on performance within a well controlled environment, shareholder alignment, sensitivity to the relevant marketplace, and a long-term orientation.

ADVISORY RESOLUTION

As required by Section 14A of the Securities Exchange Act of 1934, as amended, this proposal seeks a shareholder advisory vote to approve the compensation of our Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K through the following resolution:

"Resolved, that shareholders approve the Firm's compensation practices and principles and their implementation for 2015 for the compensation of the Firm's Named Executive Officers as discussed and disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material contained in this proxy statement."

Because this is an advisory vote, it will not be binding upon the Board of Directors. However, the Compensation & Management Development Committee ("CMDC") will take into account the outcome of the vote when considering future executive compensation arrangements. We will include an advisory vote on executive compensation on an annual basis at least until the next shareholder advisory vote on the frequency of such votes, to be held not later than 2017.

> The Board of Directors recommends a vote **FOR** this advisory resolution to approve executive compensation.

Compensation discussion and analysis

SUMMARY: OUR EXECUTIVE COMPENSATION PROCESS

We design our executive compensation program to attract, retain, and properly motivate the talent necessary to support our businesses in achieving their key goals and drive sustained shareholder value. The following Compensation Discussion and Analysis ("CD&A") is organized around five key considerations that we believe shareholders should focus on in their evaluation of our "Say on Pay" proposal.

CD&A Roadmap

1. How did we perform?	✓ **Business Results:** Achieved strong multi-year financial performance and created long-term shareholder value ✓ **Risk & Control:** Enhanced the efficiency and effectiveness of our controls, while reinforcing our corporate culture ✓ **Customers & Clients:** Strengthened our franchises by enhancing our customers' experience ✓ **People Management & Leadership:** Significant investment in our people, including enhancing diversity programs, building a pipeline of leaders, and developing outstanding talent across the organization
2. How do we assess performance and determine pay?	✓ **Proactive approach to assessing performance** enables the Board to make fully informed decisions ✓ **Performance is assessed against four broad categories over a multi-year period,** in order to drive short-, medium-, and long-term shareholder value ✓ **New for 2015: Performance Share Unit ("PSU") Program** introduces a formulaic component in Operating Committee members' ultimate compensation, which further aligns pay levels with sustained performance (see CEO and NEOs Pay Mix below), while retaining risk and control features

3. How did we pay our CEO and other NEOs?	✓ **CEO Pay Level:** The Board's decision to increase Mr. Dimon's 2015 compensation to $27 million (vs. $20 million in 2014) reflects the following:
	  • Sustained performance across broad performance categories, including strong multi-year financial results and substantial progress on long-term objectives such as business simplification, optimization of the balance sheet, reduction of the GSIB surcharge and expense reduction
	  • The Firm's strong 2015 performance, including 13% ROTCE, record net income and record EPS
	  • Further strengthened our control environment, improving both effectiveness and efficiency, addressing issues that resulted in supervisory and enforcement actions, and reinforcing of our Firm culture
	  • Assessment of peers' CEO pay levels and desire to improve competitiveness based on our strong relative performance
	  • Consideration of a number of other factors, which are set forth on pages 50–52 of this proxy statement
	✓ **CEO Pay Mix:** Board awarded 100% of CEO's equity (80% of variable compensation) in the form of PSUs
	✓ **NEOs Pay Levels:** Reflect strong performance at the Firm, line of business, and individual level
	✓ **NEOs Pay Mix:** Majority of 2015 variable compensation is in equity in the form of PSUs (30%) and RSUs (30%)

4. What are our pay practices?	✓ **Shareholder-aligned compensation philosophy** drives compensation related decision making at every level of our Firm ✓ **No special executive benefits,** severance, golden parachutes or guaranteed bonuses ✓ **Strong stock ownership guidelines and retention requirements** create long-term alignment with shareholders
5. How do we address risk & control?	✓ **Strong corporate governance** and independent Board oversight of our executive compensation program ✓ **Rigorous process to review risk and control issues** at the Firm, line of business, and regional level, which can and have led to impact on compensation pools, as well as reduction in compensation at the individual level ✓ **Strong cancellation and clawback** provisions cover both cash incentives and equity awards ✓ **New for 2015: Board approved new clawback disclosure policy** further enhancing our transparency with shareholders
Why should shareholders approve our Say on Pay?	1. Strong 2015 business performance continued to support sustained shareholder value 2. Pay and performance are determined using a balanced framework; PSUs payout based on formula 3. CEO and NEOs pay levels are commensurate to outstanding multi-year risk-adjusted performance including 2015 4. Pay practices are responsive to shareholders and aligned with their interests 5. Pay and performance are tied to extensive risk and control features

SUMMARY: SHAREHOLDER ENGAGEMENT AND CHANGES TO OUR COMPENSATION PROGRAM

What We Heard — 2015 Management Say-on-Pay and Shareholder Feedback

In 2015, we received 61% of votes in favor of our Management Say-on-Pay proposal, reflecting the following feedback:

- Our shareholders expressed strong views that a portion of the long-term incentive program should be tied to quantifiable financial performance measures, while recognizing that RSUs should continue to be used when appropriate.
- A meaningful number of shareholders also asked that we amend our clawback policy to require an annual disclosure of clawbacks that occur for senior executives, notwithstanding our existing practice of disclosing such clawbacks.

The Board of Directors took actions over the past year to address shareholder feedback.

What We Did — Shareholder Engagement and Compensation Related Actions



Response to Shareholder Feedback
1 Spring 2015 Shareholder Outreach
2 Shareholder Feedback Shared with Board
3 Board Assessed Plan Design Alternatives
4 Board Approved Clawback Disclosure Policy
5 Fall 2015 Shareholder Outreach
6 Board Approved Performance Share Unit Program

- Shortly after filing our 2015 Proxy Statement, we engaged our shareholders to discuss issues and topics of interest, including compensation.
- In addition to answering shareholder questions, we specifically solicited input on our equity program, CEO pay mix, and clawback disclosure (among other topics).
- The CMDC discussed and explored performance share alternatives during meetings throughout 2015.
- To enhance the level of feedback available to the Board, the Firm re-engaged shareholders in the fall of 2015, with a focus on compensation structure.
- **In total, we had more than 90 conversations with shareholders, representing over 40% of our outstanding common stock.**
- The Board finalized the design of the PSU Program, and approved Operating Committee members' 2015 compensation in January 2016.

Say-On-Pay Topics	Enhancements to Compensation Program
Performance Shares	• Board approved PSU Program for Operating Committee • Payout is formulaically determined based on achievement against an absolute ROTCE and relative ROTCE framework, while retaining risk and control features • 3-year performance period with ROTCE assessed and calculated on an annual basis • Combined vesting of 3 years plus additional 2-year holding period for a total of 5 years
CEO Pay Mix	• Board reduced CEO's cash bonus to $5.0 million from $7.4 million (cash component of variable compensation reduced to 20% in 2015 from 40% in 2014) • Board awarded 100% of CEO's incentive equity compensation in the form of PSUs
Clawback	• Board approved clawback disclosure policy for senior executives • Clawback disclosure policy requires Firm to disclose in its proxy statement whether there has been a clawback of senior executives' compensation for that year for public matters

✓ Pay-for-Performance Alignment ✓ Strong Governance ✓ Transparency ✓ Responsive to Shareholders

1. How did we perform?
Strong 2015 business performance continued to support sustained shareholder value

STRONG RESULTS AGAINST BROAD PERFORMANCE CATEGORIES

1. **Business Results:** Delivered strong financial results reflecting solid performance across our four major businesses, while maintaining our fortress balance sheet and meeting or exceeding our capital and expense targets for 2015
2. **Risk & Control:** Further strengthened our control environment, including enhancing our technology infrastructure, addressing issues that resulted in supervisory and enforcement actions, investing in training, and rededicating ourselves to the Firm's Business Principles to further strengthen our culture
3. **Customer & Clients:** Enhanced our clients' experiences by investing in our businesses and leveraging innovative technologies, which further strengthened the market leadership of our franchises
4. **People Management & Leadership:** Created a new leadership development program designed to develop outstanding leaders at all levels of management across each line of business ("LOB") and function

1. HIGHLIGHTS OF 2015 BUSINESS RESULTS[1,2]

We delivered return on tangible common equity ("ROTCE") of 13%, achieved record net income and record earnings per share ("EPS"), and improved or maintained our leading market share positions in each of our core businesses notwithstanding continued revenue headwinds from the low interest rate environment and increased capital requirements.

JPMorgan Chase & Co.

- Net Income of $24.4B on revenue on a managed basis of $96.6B; EPS of $6.00; ROTCE of 13%
- Tangible book value per share of $48.13 (up 8%)
- Average core loan growth of 12%
- Loans-to-deposits ratio of 65% (up 9%)
- Total shareholder return of 8%, following 10% in 2014

- Basel III Advanced Fully Phased-In common equity Tier 1 ("CET1") capital ratio of 11.6% (up 140 bps)
- Maintained robust liquidity with $496B of high quality liquid assets
- Returned $11B to shareholders in 2015, including common dividend of $1.72 per share ($6.5B in aggregate)

Consumer & Community Banking

- Net income of $9.8B on revenue of $43.8B with 18% return on equity ("ROE")
- Achieved approximately $1B of expense reduction as part of multi-year initiative[3]
- Average deposits of $530.9B, up 9%
- Credit card sales volume (excluding Commercial Card) up 7% and merchant processing volume up 12%
- #1 primary bank relationships within our Chase footprint

Corporate & Investment Bank

- Net income of $8.1B on revenue of $33.5B with 12% ROE
- Achieved $1.6B of $2.8B multi-year expense reduction initiatives[3]
- Investment banking fees ("IB") increased 3% to $6.7B, with advisory fees increasing 31% to $2.1B
- Provided credit and raised capital of over $1.4T for clients
- Maintained #1 ranking in Global IB fees
- #1 in Markets revenue with 16% market share

Sustained Shareholder Value

Commercial Banking

- Net income of $2.2B on revenue of $6.9B with 15% ROE
- Record gross investment banking revenue of $2.2B, up 10%
- Record average loans of $157.9B, up 11%
- Ranked #1 multifamily lender in U.S.
- #1 in customer satisfaction by CFO Magazine's Commercial Banking Survey 2015

Asset Management

- Net income of $1.9B on revenue of $12.1B, with 21% ROE
- Assets under management ("AUM") of $1.7T, including $16B of net long-term AUM inflows
- Record average loan balances of $107.4B, up 8%
- Strong investment performance with 80% of mutual fund AUM ranked in the 1st or 2nd quartiles over five years
- Named #1 North America Private Bank by Euromoney

[1] For notes on non-GAAP and other financial measures, including managed-basis reporting relating to the Firm's LOBs, see page 112 of this proxy statement.
[2] All comparative percentages provided in this table reflect changes from 2014 to 2015.
[3] Expense reduction initiatives exclude impact of legal expense, and Consumer & Community Banking also excludes incremental investments.

B = billions   T = trillions

LONG-TERM FINANCIAL PERFORMANCE

The Firm has generated strong ROTCE while growing its capital base over a long-term horizon. Since 2008, the Firm has more than doubled its average tangible common equity ("TCE") from $80 billion to $170 billion – a compound annual growth rate of 11% and an increase of $90 billion. Over the same period, the Firm has generated nearly $140 billion of cumulative net income and an average ROTCE of 12%. In 2015, the Firm generated ROTCE of 13%, flat to 2014, but on $9 billion higher average TCE, which reflects higher net income, higher common dividends and higher share repurchases. The exhibit below sets forth our ROTCE and average TCE over the 2008-2015 period.



The Firm has also delivered consistently strong growth in both Tangible Book Value Per Share ("TBVPS") and EPS over a sustained period of time. We increased our TBVPS from $22.52 to $48.13 – an 11% compound annual growth rate from December 31, 2008, through December 31, 2015. Over the same period, we also substantially increased diluted EPS each year, achieving a compound annual growth rate of 24%. The exhibit below sets forth our TBVPS and EPS over the 2008-2015 period.



TOTAL SHAREHOLDER RETURN

We delivered 8% TSR[1] in 2015, following a TSR of 10% in 2014 and 37% in 2013, for a combined three year TSR of 63%. The exhibit below shows our TSR expressed as cumulative return to shareholders since December 31, 2007. As illustrated in the exhibit, every $100 invested in JPMorgan Chase as of December 31, 2007 would be valued at $183 as of December 31, 2015, significantly outperforming the financial services industry over the period, as measured by the S&P Financial Index and the KBW Bank Index. The exhibit below also shows our strong relative TSR performance over a one-year, three-year, and five-year period, relative to the S&P Financial Index and the KBW Bank Index.



SUSTAINED SHAREHOLDER VALUE ("TSR")

Total return index values	1-year	3-year	5-year
JPMorgan Chase	8%	63%	77%
S&P Financial	-2%	54%	64%
KBW Bank	—%	51%	55%

[1] Total shareholder return ("TSR") assumes reinvestment of dividends

2. SUSTAINED PROGRESS IN REINFORCING OUR CONTROL ENVIRONMENT AND OUR CULTURE

Because we believe that a strong and sustainable control environment is vital to minimizing legal, regulatory and control issues, it continues to be a priority for the Firm. We have continued to focus on addressing outstanding regulatory and litigation matters including, among others, those pertaining to the December 2015 resolution concerning written client disclosures, as well as other resolutions of investigations and/or litigation involving foreign exchange trading and losses suffered in 2012 by the Chief Investment Office.

Since 2011, our total headcount associated with controls has gone from 24,000 people to 43,000 people, and our total annual control spend has gone from $6 billion to approximately $9 billion over that same time period. We have more work to do, but a strong and permanent foundation is in place.

We have also implemented training and education programs that have touched all of our approximately

235,000 employees throughout the Firm, working in more than 60 countries and nearly 2,100 U.S. cities.

To enhance the Firm's defense capabilities, we have increased cybersecurity spending from approximately $250 million in 2014 to approximately $500 million in 2015, as there is no investment more important than protecting the data and assets of the Firm, and our customers and clients. Worldwide, thousands of employees are focused on cybersecurity – working across the Firm and with many partners to maintain our defenses to enhance our resilience against cyber threats.

Further Strengthening Our Culture

Over the past few years, we have undertaken a significant effort to examine how we can more rigorously and consistently adhere to the high ethical standards that our shareholders, regulators and others expect of us and that we expect for ourselves. This includes clearly articulating business principles, promoting sound governance and the right tone from the top, having in place strong leadership and management processes, and providing a management development and compensation framework that properly incents appropriate behaviors. We have continued to reinforce our Business Principles in order to support a culture that instills a sense of personal accountability through broad, deep integration of common standards across businesses and geographies. Taken together, these efforts represent our commitment to the Firm's culture and reflect the long-term approach we are taking to enhance it.

Actions taken in 2015 included rolling out a global, firmwide Culture and Conduct Program, which leverages what we learned from a pilot program undertaken in the EMEA region and the Corporate & Investment Bank. We obtained feedback from thousands of employees via focus groups, surveys and polls, identified key themes and established actions, where appropriate. In addition, Conduct Risk Assessments were performed by each line of business and function, also with appropriate action items identified.

We established explicit Board oversight of the Culture and Conduct program through the Compensation & Management Development Committee and rolled out a comprehensive suite of management training programs that embed culture and conduct throughout the Firm. So that the Culture and Conduct program remains a key business-driven priority for every line of business and function, the Firm has named senior executives to serve as the Executive Sponsors of the Culture and Conduct program on behalf of the Operating Committee. The program will be further enhanced by operational oversight from our Human Resources department.

In addition, we have focused our attention on embedding our standards throughout the employee life cycle, starting with the recruiting and onboarding process and extending to training, compensation, promoting and disciplining employees.

3. ENHANCING THE CUSTOMER EXPERIENCE TO DELIVER SUSTAINED PERFORMANCE

Our performance reflects our commitment to invest in our businesses and further strengthen the market leadership of our franchises. We believe that our future success rests on our ability to continually improve upon our clients' and customers' experience. The following are examples of actions taken by our LOBs during 2015 to enhance our clients' and customers' experience:

- **Consumer & Community Banking ("CCB")** — We enhanced our customers' digital experience by redesigning the Chase online home page to deliver a more personalized and user-friendly experience. We also added new functionality to our award-winning mobile app with Touch ID for the iPhone. We've invested to provide simple, secure and personalized experiences for our customers through our Chase mobile app, Chase Quick Pay^{SM} and our announcement of Chase Pay.

- **Corporate & Investment Bank ("CIB")** — We made major investments in electronic trading technology, particularly within the fixed income business; a good example is our enhancements to our FX trading capabilities on J.P. Morgan Markets, including mobile execution launched for FX spot and algorithmic execution tools. We also engaged with emerging financial technology companies to design and test next-generation products. In addition, we are building out our Treasury Services and Paymentech products to offer our clients the ability to engage in foreign exchange transactions from any branch, through any channel, at any time through our ACCESS platform.

- **Commercial Banking ("CB")** — We developed specialized industry group teams in our Commercial and Industrial client segment that have deep expertise in particular industries, including healthcare, life sciences, media and entertainment, energy, agribusiness and food, apparel and footwear, and technology. We are seeing early success with this segmented approach – in 2015, approximately 50% of our new Middle Market clients were in one of our specialized industry groups.

- **Asset Management ("AM")** — We improved our client experience across several dimensions. In Global Wealth Management we developed a proprietary, goals-based investing tool and implemented more efficient client onboarding processes to reduce account opening time. In Global Investment Management we continued to deliver innovative products with 40 fund launches, and we published our "Guide to the Markets" in 12 languages and 25 countries to share our thought leadership globally. Digital wealth management, process reengineering, product innovation and intellectual capital helped us to continue to improve our service to institutional and individual clients in over 130 countries around the world.

4. INVESTMENT IN OUR PEOPLE

Our employees' effectiveness, career development, and ability to adapt to a changing landscape are critical for us to continue to deliver sustained shareholder value. In addition, maintaining our corporate standards and strong financial performance for the long term requires a pipeline of high-caliber talent. We believe the most effective workforce is a diverse workforce, and as such, we maintain firmwide inclusion and diversity initiatives to attract and retain the highest quality talent.

Employee development

From the moment employees join the Firm and throughout their careers, it is our responsibility to provide opportunities to help them build their knowledge, skills and experience. We spend approximately $300 million per year on learning programs. Programs range from entry-level to experienced skills to management, with courses tailored to individual functions, lines of business or geographic regions.

Leadership development

Throughout the organization, we work to develop a steady pipeline of strong leaders through on the job experiences, learning and development programs and mobility opportunities.

In 2015, we enhanced the Firm's learning and development initiatives by launching JPMorgan Chase's Leadership Edge — a firmwide suite of leadership and management learning programs rooted in the Firm's Business Principles (see page 32 of this proxy statement). Leadership Edge is designed to help develop outstanding leaders at all levels of management across each line of business, function and region and strengthen our leadership culture.

Leadership Edge delivers training to managers and leaders at key transition points - from joining the Firm as a new-hire manager or becoming a first-time manager of others to managing large global teams. Internal certified faculty and senior line leaders deliver the programs to managers from across businesses, functions and regions.

This year, we opened our flagship facility dedicated to management and leadership learning - the Pierpont Leadership Center, in New York City. This dedicated facility provides an opportunity for our faculty and senior leaders to engage with managers at all levels and reinforce the importance of our leadership attributes.

JPMorgan Chase's Leadership Edge is comprised of 9 core programs:


BOOTCAMP
For alumni of LMC
LMC (Leaders Morgan Chase)
For executive leaders
FRANCHISE
For senior leaders
ACCELERATE
For emerging leaders
ELEVATE
For experienced managers of managers
EMPOWER
For first-time managers of managers
ENHANCE
For experienced managers of others
ACTIVATE
For first-time managers of others
ENGAGE: New-Hire Managers
Top Executives
Managers of Managers
Managers of Others

Succession planning

Succession planning is a top priority for the Board and the Firm's senior leadership, with the objective of having a pipeline of leaders for the immediate and long term future. To achieve this objective, the Board and management take a proactive approach.

The CMDC reviews the succession plan for the CEO followed by Board discussion led by the Lead Independent Director. The CMDC also reviews the succession plan for members of the Operating Committee other than the CEO, which is then discussed by the Board of Directors. These processes enable the Board to address both short-term unexpected events, as well as long-term, planned occurrences, such as retirement or change in roles.

Similar processes, led by the relevant management team, occur within each of the Firm's lines of business and functions.

Diversity

Diversity and inclusion are important to the Firm. We are committed to a culture of openness and meritocracy, and believe in giving all individuals an opportunity to succeed while bringing their whole selves to work. Our diverse employee base and inclusive environment are strengths that lead to the best solutions for our customers and for every community that we serve. Our diversity and inclusion strategy has three pillars – Workforce, Workplace and Marketplace – with management accountability being critical to our ability to hire, train and retain great and diverse employees whose unique perspectives help us realize our business objectives.

We continue to invest significant time and effort toward our diversity and inclusion strategy, including expanding our diversity scholarship program, increasing marketing and events on college and university campuses, and leveraging and executing best practices more consistently firmwide. Our Business Resource Groups ("BRGs") also encourage employees to use their unique perspectives to advance the Firm's priorities in the global marketplace. One in every four employees is a BRG member.

We also maintain diversity advisory councils that meet monthly to review the Firm's progress toward our diversity objectives globally.

As part of our mission to hire top talent, we enhanced our firmwide campus recruiting process and improved the candidate experience by simplifying our offerings, providing efficient and cost effective online interview opportunities, and by arranging virtual events to reach broader users. We also refreshed our campus recruiting website to better communicate about opportunities offered by the Firm.

The Firm is committed to providing benefits programs and policies that support the needs of our employees and their families. Our incentives for wellness and healthy behaviors include free preventive screenings and 29 free onsite clinics. In 2015, we increased parental leave time in the U.S. from 12 weeks to 16 weeks for the primary caregiver, and from one week to two weeks for the non-primary caregiver (effective January 1, 2016). Our benefits spending, directed

more than proportionately to lower wage earners, includes higher insurance subsidies and greater retirement benefits, such as a competitive 401(k) dollar for dollar match on 5% of pay, as well as a special award to lower paid employees which we increased in 2015. We are also one of less than 20% of Fortune 500 companies that continue to offer a well-funded defined benefit pension plan to employees.

As a founding member of the Veteran Jobs Mission, a coalition of approximately 220 employers that have collectively hired over 314,000 veterans and whose ultimate goal is to hire 1 million veterans, the Firm has hired more than 10,000 veterans since 2011, with 48% of our 2015 veteran hires coming from diverse backgrounds. Additionally, we committed $14 million through 2020 to the Institute for Veterans and Military Families at Syracuse University; donated 113 mortgage free homes, valued at more than $20 million, to veterans and their families; and laid plans to support veteran-owned small businesses in 2016. We take pride in the recognition we are receiving in the marketplace – World's Most Admired Companies by Fortune magazine, America's Ideal Employers by Universum, Best for Vets by Military Times, Best Employer for Healthy Lifestyles by the National Business Group on Health, Best Companies for Multicultural Women by Working Mother Magazine, and we are proud to have received a 100% rating on the Corporate Equality Index (14 consecutive years) and a 100% rating on the Disability Equality Index.

Accessibility

As part of our ongoing commitment to be an employer of choice, in 2015, we laid the foundation for the Office of Accessibility Affairs to increase the Firm's focus on matters related to accessibility, including the Americans with Disability Act ("ADA"). The Office of Accessibility Affairs will be responsible for partnering with senior management to identify opportunities to develop and drive engagement, policy and strategy for accessibility matters across the Firm, including collaboration with various departments such as Regulatory Capital Management, Risk Management, Technology, Real Estate and Human Resources.

2. **How do we assess performance and determine pay?**
Pay and performance are determined using a balanced framework; PSUs payout based on formula

PAY-FOR-PERFORMANCE PRACTICES
• Proactive and balanced approach to assessing performance against priorities enables the CMDC and Board to make informed decisions
• Assessments of performance, over a multi-year period, against four broad performance categories that drive sustained shareholder value
• Adoption of PSU Program introduces a formulaic component in Operating Committee members' compensation (i.e., number of PSUs earned at vest is based on formula), while maintaining risk and control features

PAY-FOR-PERFORMANCE FRAMEWORK

The CMDC reviews and approves the Firm's compensation philosophy, which guides how the Firm's compensation plans and programs are designed for the Operating Committee, as well as all other employees at the Firm.

The CMDC uses a disciplined pay-for-performance framework to make executive compensation decisions commensurate with the Firm, line of business ("LOB"), function, and individual performance, while considering other relevant factors, including market practices.

PERFORMANCE ASSESSMENT FACTORS

In determining Operating Committee members' compensation, the CMDC uses a balanced approach to assess performance against four broad categories:

1. Business and financial results
2. Risk and control objectives
3. Customer and client goals
4. People management and leadership objectives

These performance categories appropriately consider short-, medium- and long-term goals that drive sustained shareholder value, while accounting for risk and control objectives.

To promote a proper pay-for-performance alignment, the CMDC relies on its business judgment to determine appropriate compensation and does not assign relative weightings to these categories. In addition, feedback from the Firm's risk and control professionals is considered in assessing Operating Committee members' performance. The performance of Operating Committee members against these categories is discussed in detail on pages 52-56 of this proxy statement.

PERFORMANCE ASSESSMENT PROCESS

We believe our balanced approach in assessing Firm, LOB, function, and individual performance enables the CMDC and the Board to make informed compensation decisions regarding our Operating Committee members.

Our comprehensive performance review process includes the following key features:

• The Board regularly reviews Firm and LOB budgets and business plans

• The CEO and other Operating Committee members establish individual performance priorities, which are reviewed with the CMDC

• Throughout the year, the Board and CMDC review Firm, LOB, function, and individual performance

• All LOBs and regions conduct quarterly control forums to discuss any identified risks that may materially impact the Operating Committee members' performance reviews and related compensation

• Feedback from the Firm's risk and control professionals

In parallel with the performance review process, the CMDC engages in regular discussions with the CEO and the Director of Human Resources on Operating Committee members' performance throughout the year. The CMDC believes that this proactive process (vs. determining pay levels during a single year-end process) results in pay decisions that are more commensurate with performance.

EVALUATING MARKET PRACTICES

In order to effectively attract, properly motivate and retain our senior executives, the CMDC regularly reviews market data relating to both pay levels and pay practices.

Given the diversity of the Firm's businesses, the CMDC developed a set of peers that includes both Financial Services companies and General Industry companies. The Financial Services peers are comprised of large financial services companies with which the Firm directly competes, for both talent and business. The General Industry peers are comprised of large, global leaders across multiple industries. In evaluating market practices and pay levels for Operating Committee members, the CMDC uses market data from both peer groups, and considers the size of the firms and the nature of their businesses in using this data.

Specific factors considered in determining companies for inclusion in the Firm's peer groups include:
* Financial services industry
* Significant global presence
* Global iconic brand
* Industry leader
* Comparable size
* Recruits top talent

The table below sets forth the composition of our peer groups.

Peers					
Financial Services	American Express	**General Industry** 3M	CVS	Oracle	Verizon
	Bank of America	AT&T	Exxon Mobil	Pepsico	Wal-Mart
	Citigroup	Boeing	General Electric	Pfizer	Walt Disney
	Goldman Sachs	Chevron	IBM	Procter & Gamble	
	Morgan Stanley	Coca-Cola	Johnson & Johnson	Time Warner	
	Wells Fargo	Comcast	Merck	United Technologies	

The CMDC also references other financial firms for comparison, including Barclays, BNY Mellon, BlackRock, Capital One Financial, Credit Suisse, Deutsche Bank, HSBC and UBS.

To illustrate the reasonableness of the CMDC's peer selection, the following table provides a summary of the financial attributes of our Financial Services and General Industry peers, and our relative positioning based on these attributes.

Peers – 2015 Selected Financials[1]				
Summary Statistics	Revenue ($ in millions)	Net Income ($ in millions)	Market Capitalization[2] ($ in millions)	Employees (#)
Financial Services 75th Percentile	$ 80,969	$ 16,904	$ 169,233	226,500
Median	**55,755**	**11,008**	**116,211**	**134,609**
25th Percentile	34,154	6,094	70,443	55,155
General Industry 75th Percentile	$ 131,620	$ 13,190	$ 211,449	243,000
Median	**74,510**	**7,351**	**171,083**	**153,000**
25th Percentile	48,851	4,833	132,900	97,900
JPMorgan Chase & Co.	**93,543**	**24,442**	**241,899**	**234,598**

[1] Source: Annual reports; revenue reflects reported basis

[2] Market capitalization is based on stock price and shares outstanding as of fiscal year-end 2015

DETERMINING PAY LEVELS

In determining total compensation levels for Operating Committee members, the CMDC considers the following factors in an effort to make pay commensurate with sustained performance, and to attract and retain top talent:

- Performance, including risk and control objectives, as detailed above

- Value of the position to the organization and shareholders over time (i.e., "value of seat")

- Leadership, including setting an example for others by acting with integrity and strengthening our culture

- External talent market (i.e., market data)

- Internal equity among Operating Committee members, as appropriate

While market data provides the CMDC with useful information regarding our competitors, the CMDC does not target specific positioning (e.g., 50th percentile), nor does it use a formulaic approach in determining competitive pay levels. Instead, the CMDC uses a range of data as a reference, which is considered in the context of each executive's performance over a multi-year period, as well as the value the individual delivers to the Firm. In addition, since the Firm rotates some of its executive officers among the leadership positions of its businesses and key functions as part of development and succession planning, and considers each Operating Committee member to be a part of the Firm's leadership beyond his or her discreet line of business or function responsibilities, the CMDC also places importance on the internal pay relationships among members of the Operating Committee.

DETERMINING PAY MIX

Once the CMDC determines Operating Committee members' total incentive compensation, the CMDC then establishes the appropriate mix between annual cash incentives and long-term equity (including PSUs and RSUs). For Mr. Dimon, the CMDC deferred 80% of his incentive compensation in PSUs (with the remaining 20% in cash incentives) in order to more closely align his interest with those of shareholders. PSUs are 100% at risk, and will result in no payout unless a threshold performance level is achieved. For the remaining Operating Committee members, the CMDC deferred 60% of Operating Committee members' incentive compensation into long-term equity (30% in PSUs and 30% in RSUs), with the remaining 40% paid in cash incentives. The CMDC believes that this 60% equity/40% cash mix encourages Operating Committee members to focus on the long-term success of the Firm while avoiding excessive risk-taking, and provides a competitive annual cash incentive opportunity.

FORMULA USED IN DETERMINING ULTIMATE NUMBER OF PERFORMANCE SHARE UNITS EARNED AT VESTING

In January 2016, the CMDC approved a new long-term incentive compensation program – Performance Share Units ("PSUs"), which introduces a formula-based component into the determination of the level of compensation ultimately received by Operating Committee members. **Specifically, while the grant value of PSUs is based on our discretionary approach in assessing performance, the ultimate number of PSUs earned at vesting is based on a formula using absolute and relative ROTCE performance, with the value of the payout ranging from 0% to 150%.** Awards are made only if the Board concludes they are appropriate based on all performance considerations, including risk and control. PSUs are also subject to risk and control features, including cancellation based on protection based vesting, as well as recovery pursuant to our clawback provision. Additional details on the PSUs are provided on page 49 of this proxy statement.

3. How did we pay our CEO and other NEOs?
CEO and NEOs pay levels are commensurate to 2015 and multi-year risk adjusted performance

EXECUTIVE COMPENSATION DRIVES LONG-TERM SHAREHOLDER VALUE
• **New for 2015:** Introduced a PSU Program that provides incentive compensation for Operating Committee members to execute business strategies that drive shareholder value; no payout unless a threshold performance level is achieved
• Mr. Dimon's 2015 compensation is aligned with his outstanding performance over a multi-year period
• In 2015, NEOs continued to significantly enhance the value of our franchises, and the Firm as a whole

PAY ELEMENTS

The table below provides a summary for each element of compensation for the 2015 performance year.[1]

	Elements[2]	% of 2015 Variable		Purpose	Description	Vesting	Subject To Clawback[3]
		CEO	NEOs				
Fixed	Salary	N/A	N/A	• Fixed portion of total pay that enables us to attract and retain talent	• Only fixed source of cash compensation • Base salaries of OC members have remained flat since 2011	• Immediately vested	
Variable ("At-Risk")	Cash Bonus	20%	40%	• Provides a competitive annual cash incentive opportunity	• Payout determined and awarded after end of performance year • Represents less than half of OC members' variable compensation	• Immediately vested, subject to bonus recoupment provision	✓
Variable ("At-Risk")	PSUs *New for 2015*	80%	30%	• Provides a competitive mix of time-based and performance-based equity awards • Both PSUs and RSUs are aligned with long-term shareholder interests as payout value fluctuates up or down based on stock price performance • PSUs reinforce accountability by linking objective targets to a formulaically determined payout • RSUs serve as a strong retention tool	• Payout based on absolute and relative ROTCE • Performance goals remain the same for entire award term • Payout levels range from 0-150% • PSUs earned are settled in shares of common stock • Dividends accrue and are paid out in shares of common stock at vesting based on units earned • See page 49 for additional details on program	• 3-year performance period • Award cliff vests after the end of the 3-year performance period on March 25, 2019, with shares subject to an additional 2-year hold (for a combined period of approximately 5 years)	✓
Variable ("At-Risk")	RSUs	0%	30%		• Both RSUs and PSUs are subject to protection-based vesting criteria • Both RSUs and PSUs are subject to the retention/ownership policy applicable to all OC members • Neither RSUs nor PSUs carry voting rights • Dividend equivalents are paid on the RSUs at the time actual dividends are paid on JPMorgan Chase common stock	• Generally vest over 3 years — 50% after 2 years, with the remaining 50% after 3 years	✓

[1] The CMDC views compensation awarded for 2015 differently from how compensation is reported in the Summary Compensation Table on page 66, which is required by the Securities and Exchange Commission ("SEC"). For more information on compensation awarded to our NEOs in connection with 2015 see page 57.

[2] Due to local U.K. regulations, Mr. Pinto received a fixed allowance payable in semi-annual installments, did not receive a cash bonus, and his RSUs are subject to an additional 6 month hold after vesting. U.K. regulators review compensation structure for Identified Staff annually and may impose or request future adjustments.

[3] Additional information on recovery and clawback provisions is provided in the "How do we address risk & control" section, on page 61 of this proxy statement.

NEW FOR 2015: PERFORMANCE SHARE UNIT PROGRAM

Taking into account shareholder feedback, the CMDC introduced PSUs as part of Operating Committee members' annual compensation. The program provides additional motivation for OC members to execute business strategies that drive sustained shareholder value without encouraging excessive risk taking. It reinforces accountability by linking ultimate payout to pre-established absolute and relative goals. PSU awards are 100% at risk; will result in no payout unless the Firm achieves a threshold performance level. Maximum payout is capped at 150%.

<table>
<tr><th>Plan Feature</th><th>Description</th></tr>
<tr><td>Vehicle</td><td>• Value of units moves with stock price during performance period; units are settled in shares at vesting</td></tr>
<tr><td>Time Horizon</td><td>• 3-year cliff vesting, plus an additional 2-year holding period (for a combined 5-year holding period)</td></tr>
<tr><td>Performance Measures</td><td>• After evaluation, the CMDC selected ROTCE[1], as it is a fundamental measure of financial performance that reflects the Firm's profitability as well as its capital base, thereby incorporating both the income statement and the balance sheet. It measures how well management is using common shareholders' equity to generate profit. It is a primary measure by which we manage our business and investors and analysts use it to assess our performance relative to competitors.
• Payout under this 3-year plan will be calculated annually based on achievement against both absolute ROTCE and relative ROTCE, per the formulaic payout grid below. The CMDC believes having absolute and relative ROTCE helps ensure a fair and balanced outcome for both shareholders and participants.</td></tr>
<tr><td>Payout Grid</td><td>
<table>
<tr><th>Absolute ROTCE</th><th>Payout</th></tr>
<tr><td>>=14%</td><td>150%</td></tr>
<tr><td>6% to <14%</td><td>Pay by relative ROTCE Scale</td></tr>
<tr><td><6%</td><td>0%</td></tr>
</table>
<table>
<tr><th>Relative ROTCE</th><th>Payout</th></tr>
<tr><td>1st Quartile</td><td>150%</td></tr>
<tr><td>2nd Quartile</td><td>100% to 125%</td></tr>
<tr><td>3rd Quartile</td><td>70% to 100%</td></tr>
<tr><td>4th Quartile</td><td>25% to 55%</td></tr>
</table>
• In January 2016, the CMDC set maximum payout at an ROTCE level of 14% (or greater). The CMDC believes that achieving a 14% ROTCE in each year during the 3-year performance period has the potential to create significant shareholder value and should yield a payout at the top of the grid.
• In making this determination, the CMDC thoroughly reviewed the Firm's expected range of net income and capital outcomes over the next 3 years, as well as the Firm's historical performance.</td></tr>
<tr><td>PSU Performance Companies</td><td>• Bank of America, Barclays, Capital One Financial, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, HSBC, Morgan Stanley, UBS, and Wells Fargo
• Criteria: close competitors with business activities that overlap with at least 30% of our revenue mix[2]</td></tr>
<tr><td>Narrow Adjustment Provision</td><td>• The CMDC may only make adjustments (up or down) for the specific purpose of maintaining the intended economics of the award in light of changed circumstances (e.g., change in accounting rules/ policies or changes in capital structure). The award is also subject to risk and control features.</td></tr>
</table>

1 ROTCE is calculated for each year in the Performance Period using unadjusted publicly reported data as set forth in published financial disclosures. For additional details, please refer to the Terms and Conditions in Exhibit 10.22, filed with the SEC on February 23, 2016.

2 Based on companies referenced on page 46 of this proxy statement.


Performance Share Units – 5-Year Time Horizon
PSU goal is set at beginning of performance period and is the same for all 3 years
3-Year Performance Period (cliff-vest)
+
2-Year Additional Hold on Fully Vested Awards
2016
2017
2018
2019
2020
Payout calculated on 1/3 units awarded
+
Payout calculated on 1/3 units awarded
+
Payout calculated on 1/3 units awarded
=
Ultimate number of units earned
Performance assessed and payout calculated for each annual period
Awards subject to reduction/cancellation/recovery based on Risk/Control features (including protection based vesting)
Annual payout calculation results in:
✓ NO 'catch-up' for poor performance years
✓ NO 'rollover' for very strong years

MR. DIMON'S 2015 COMPENSATION REFLECTS EXCEPTIONAL MULTI-YEAR PERFORMANCE

The Board's decision to award Mr. Dimon annual compensation of $27.0 million (vs. $20.0 million in 2014) reflects his exceptional performance over a sustained period of time, including outstanding performance in 2015. The Firm delivered record net income and record EPS, and generated ROTCE of 13% in 2015, all while exceeding capital and expense targets, adapting and streamlining the business, and further strengthening and optimizing our fortress balance sheet.

The Board recognized the Firm's exceptional financial performance in the most recent 6 years since the financial crisis:

- **Strong annual ROTCE on increasing levels of capital** (13% ROTCE or higher in 5 of the last 6 years);
- **Record Net Income** (5 of the last 6 years);
- **Record EPS** (4 of the last 6 years); and
- **Strong TBVPS growth rate of 10%** (compounded annually over the last 6 years)

Concurrent with delivering outstanding financial results, Mr. Dimon has led a multi-year effort to fortify our controls, which includes addressing issues that resulted in supervisory and enforcement actions, as well as reinforcing our Firm's culture by embedding our corporate standards throughout the employee life cycle. These enhancements have culminated in a more effective and efficient control environment.

Mr. Dimon has also facilitated the market leadership of our four franchises, through significant investments in product innovation and leading edge technologies, which has continuously enhanced our customers' experiences. Furthermore, Mr. Dimon led a significant effort towards investing in our people, enhancing diversity programs, building a pipeline of leaders, and developing outstanding talent across the organization.

2014 vs 2015 Total Compensation


$20.0M
$27.0M
Equity
Comp
60%
$11.1M
RSUs
Variable
Comp
("At-Risk")
93%
Cash
Comp
40%
$7.4M
Cash Incentives
$1.5M
Salary
2014
Equity
Comp
80%
$20.5M
PSUs
Variable
Comp
("At-Risk")
94%
Cash
Based
20%
$5.0M
Cash Incentives
$1.5M
Salary
2015

- The Board awarded Mr. Dimon total annual compensation of $27.0 million, consisting of a $1.5 million annual salary, and variable compensation comprised of a $5.0 million (20%) cash incentive and $20.5 million (80%) in the form of PSUs.
- Mr. Dimon's 2015 compensation reflects a decrease in his cash incentive compensation (from $7.4 million), and an increase in his equity compensation (from $11.1 million).
- In determining Mr. Dimon's compensation, the Board first determined his pay level, and then his pay mix.
- The Board's decision to change Mr. Dimon's pay mix reflects the desire to more closely align his interests with those of shareholders, as PSU awards are 100% at risk, and will result in no payout unless a threshold performance level is achieved, and a 150% payout in the event a significant performance level is achieved.

Finally, in assessing Mr. Dimon's performance and determining his pay, the CMDC and independent members of our Board also considered CEO pay for our financial services peers over multiple years as a reference.

The exhibit to the right illustrates the reasonableness of Mr. Dimon's compensation relative to these peers (based on three-year average total compensation), particularly in light of the Firm's strong absolute and relative performance over multiple years.

Prior 3-Year Average CEO Total Compensation (2012–2014)[1]


$13.0M
$13.0M
$16.8M
$17.2M
$19.3M
$23.8M
$28.7M
Bank of America
Citigroup
Morgan Stanley
JPMorgan Chase & Co.
Wells Fargo
American Express
Goldman Sachs

[1] Total compensation is comprised of base salary, actual cash bonus paid in connection with the performance year, and long-term incentive compensation, including cash and equity-settled awards (the target value of long-term incentives awarded in connection with the performance year). The most recently used compensation data is 2014 since not all of our Financial Services peers will have filed their proxy statements before the preparation of our own proxy statement. Source: Proxy statements.

CEO HISTORICAL PAY-FOR-PERFORMANCE

The following page illustrates the strong connection between Mr. Dimon's pay and the Firm's performance since the financial crisis (i.e., last eight years), and reinforces the effectiveness of the CMDC's balanced approach.

STRONG RELATIVE PAY-FOR-PERFORMANCE ALIGNMENT

• **As a percentage of profits, Mr. Dimon is the lowest paid CEO amongst our financial services peers** (as measured by total compensation as a percentage of net income from 2012 to 2014).

• We generated more cumulative net income over the last eight years than any of our financial services peers, while steadily increasing our common equity Tier 1 ratio.

• In each of the last eight years, our ROTCE has been higher than the median of our financial services peers.



% of Profits Paid to CEOs – Three Year Average
(Financial Services Peer Group) (2012-2014)[1]

[1] Percentage of profits paid is equal to three year average CEO compensation divided by three year average net income. Methodology for determining Total Compensation is provided on page 50, footnote 1. Source: Annual reports and proxy statements

STRONG ABSOLUTE PAY-FOR-PERFORMANCE ALIGNMENT

Variability in Mr. Dimon's pay over the last eight years illustrates our commitment to paying for performance





*The Board significantly reduced Mr. Dimon's pay in response to Chief Investment Office ("CIO") trading losses.





JAMES DIMON: CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Dimon became Chairman of the Board on December 31, 2006, and has been Chief Executive Officer and President since December 31, 2005. His key achievements in 2015 and related compensation are provided below.

MR. DIMON'S PAY-FOR-PERFORMANCE

2015 Performance

- Strong ROTCE with record net income and record EPS
- Exceeded the Firm's targets relating to balance sheet optimization, capital, reducing its global systemically important bank ("GSIB") surcharge and reducing expenses
- Continued to invest significant resources in risk management and control, including technology, cybersecurity, and addressing issues that resulted in supervisory and enforcement actions
- Led four leading client franchises, each maintaining or improving market share in a changing landscape, while substantially completing the business simplification agenda without a significant impact on profitability
- Led significant effort to strengthen our talent pipeline through the creation of Leadership Edge, a firmwide program designed to help develop outstanding leaders at all levels of the Firm, across each of our lines of business and regions

2015 Compensation



80% of variable compensation awarded in PSUs

SUMMARY OF 2015 KEY ACHIEVEMENTS

Business Results

- Strong ROTCE of 13%, record net income of $24.4 billion and record EPS of $6.00, and year-over-year tangible book value per share growth of 8%, reflecting focus on efficiency and achieving cost synergies across lines of business
- Maintained fortress balance sheet, increasing our Basel III Advanced Fully Phased-In CET1 capital ratio by 140 bps to 11.6%
- Reduced expenses by over $2 billion, while continuing to invest in marketing, technology and people

Risk & Control

- Launched a global Culture and Conduct program focused on enhancing our strong corporate culture and instilling an enhanced sense of personal accountability in alignment with the "How We Do Business" framework
- Further enhanced the Firm's cybersecurity program, including more robust testing, advanced analytics, improved technology coverage, and a program to increase employee awareness about cybersecurity risks and best practices. The Firm nearly doubled its cybersecurity spending in 2015.

Customer & Clients

- Maintained or improved first class franchises:
  - CCB had nearly 23 million active mobile customers by the end of 2015, a year-over-year increase of 20%
  - CIB participated in six of the top ten fee-generating IB transactions in 2015 (per Dealogic)
  - CB named #1 in customer satisfaction by CFO Magazine's Commercial Banking Survey
  - AM named #1 Private Bank in the World by Global Finance Magazine
- Continued to support and accelerate Detroit's recovery through the Firm's 5-year, $100 million investment

People Management & Leadership

- Championed the Firm's training and development initiatives, through creation of Leadership Edge, and the simplification and virtualization of the campus recruiting experience
- Further emphasized our diversity program, with the development of the Office of Accessibility Affairs
- Drove the employee wellness agenda to provide incentives for healthy behaviors, including 29 free onsite clinics and preventative screenings
- Worked closely with the CMDC and the Board on Operating Committee members' development and succession planning

MARIANNE LAKE: CHIEF FINANCIAL OFFICER

Ms. Lake was appointed Chief Financial Officer on January 1, 2013. She previously served as the CFO of our Consumer & Community Banking business from 2009 through 2012. Ms. Lake served as the Investment Bank's Global Controller in the Finance organization from 2007 to 2009 and was previously in the Corporate Finance group managing global financial infrastructure and control programs. Ms. Lake's key achievements in 2015 and related compensation are provided below.

MS. LAKE'S PAY-FOR-PERFORMANCE

2015 Performance

- Priorities for Ms. Lake as she entered her third year as CFO were focused on improving and solidifying our Global Finance organization to help the Firm navigate the changing financial/ regulatory landscape more effectively; enhancing our overall risk and control governance; improving relationships with our regulators, particularly with regards to reporting, Comprehensive Capital Analysis and Review ("CCAR"), and Recovery and Resolution; strengthening investor engagement; and leading certain people initiatives.
- The CMDC considered Ms. Lake's key achievements (highlighted below), as well as her growth in the role, her compensation relative to comparable CFOs and other NEOs, and her standing among high caliber CFOs in our industry. Ms. Lake was awarded total compensation of $11 million, up from $10 million in 2014.

2015 Compensation


$.75M
$3.1M
$3.1M
$4.1M
Total Compensation: $11M
Salary
RSUs
PSUs
Cash Incentives

SUMMARY OF 2015 KEY ACHIEVEMENTS

Business Results

- Continued guiding the Firm to achieve targeted capital ratios, adapt to new rules, and optimize against multiple binding constraints
- Enhanced strategic processes and architecture, including furthering the Finance and Risk Roadmap vision and establishing a single data sourcing platform that will be used to maintain one data set across Finance, Risk and Capital
- Improved the Firm's capital stress testing framework along with the capital planning and adequacy process

Risk & Control

Enhanced the Firm's control environment and governance:

- Established firmwide Data Governance organization, and launched firmwide Data Quality Issue Management process and tool-set
- Continued execution on OCC Heightened Standards requirements for our national bank subsidiaries
- Defined and implemented a legal entity simplification strategy and execution framework
- Continued to make meaningful progress on Recovery and Resolution planning and Volcker metrics reporting

Customer & Clients

- Strong engagement with investors through multiple forums – including conferences, speaking engagements, group meetings and investor road shows
- Improved and simplified earnings disclosure, launching a more succinct format of the earnings press release
- Enhanced relationship with regulators through active engagement and regular dialogue

People Management & Leadership

- Established a robust diversity strategy for Finance, including the launch of a Black and Hispanic Advisory Council, while continuing to support firmwide initiatives as a senior sponsor of Women on the Move and the Women's Interactive Network ("WIN") Business Resource Group
- Launched VP leadership program for diverse top talent

MARY CALLAHAN ERDOES: CEO ASSET MANAGEMENT

Ms. Erdoes was appointed Chief Executive Officer of Asset Management ("AM") in September 2009. She previously served as CEO of the J.P. Morgan Private Bank from 2005 to 2009. Ms. Erdoes' key achievements in 2015 and related compensation are provided below.

MS. ERDOES' PAY-FOR-PERFORMANCE

2015 Performance

- Ms. Erdoes' priorities were to deliver strong financial performance, including top line expansion, continue to achieve superior investment performance for clients, and further invest in talent, technology and controls to position AM for continued success.

- In 2015, Ms. Erdoes led the AM business to once again deliver record revenue, continuing an impressive trend of strong top-line growth. Under the leadership of Ms. Erdoes, AM achieved yet another year of exceptional investment performance over the long-term while maintaining a client-focused, fiduciary culture, and addressing supervisory and enforcement matters, including written client disclosures. The CMDC considered her consistent execution against business priorities, and AM's leadership positions for both Global Wealth Management and Global Investment Management, in determining that an increase in her total compensation from $16.5 million to $18 million was appropriate.

2015 Compensation



Total Compensation: $18M
- $.75M
- $5.2M
- $5.2M
- $6.9M

■ Salary ■ RSUs ■ PSUs ■ Cash Incentives

SUMMARY OF 2015 KEY ACHIEVEMENTS

Business Results

Achieved strong financial results despite weaker markets:

- Net Income of $1.9 billion on record revenue of $12.1 billion with 21% ROE and 27% pretax margin
- Assets under management ("AUM") of $1.7 trillion and client assets of $2.4 trillion
- Net long-term AUM inflows of $16 billion and net long-term Client Assets inflows of $28 billion
- Record average loan balances of $107.4 billion, up 8% from 2014

Risk & Control

Continued focus on independent risk management and strong controls infrastructure:

- Increased overall controls-related spending, adding over 650 new employees and investing in technology
- Evaluated culture and conduct through focus groups in an effort to ensure alignment with firmwide standards
- Implemented globally consistent standards for the bank's fiduciary obligations
- Successfully implemented first stage of Volcker rules for covered funds

Customer & Clients

Continued to deliver sustained value to customers through outstanding performance:

- 80% of mutual fund AUM ranked in the 1st or 2nd quartiles over five years
- Record of 231 mutual funds ranked as 4 or 5 stars
- Named #1 North America Private Bank by Euromoney

People Management & Leadership

Executed on several key talent initiatives:

- Effective retention, including 95% of senior top talent
- Continued investment in talent by actively promoting mobility; 1,400 employees transferred internally during 2015
- Continued sponsorship and support of a significantly expanded firmwide workforce Re-Entry program with 2015 placements across the Firm's businesses, regions and functions

DANIEL PINTO: CEO CORPORATE & INVESTMENT BANK

Mr. Pinto was appointed Chief Executive Officer for the Corporate & Investment Bank ("CIB") in March 2014, after previously serving as Co-CEO. Mr. Pinto has also been Chief Executive Officer of the Firm's EMEA region since June 2011. Mr. Pinto's key achievements in 2015 and related compensation are provided below.

MR. PINTO'S PAY-FOR-PERFORMANCE

2015 Performance

- Mr. Pinto's priorities were to continue to deliver strong financial performance and maintain or strive for CIB's leadership positions across the full suite of CIB products. He was expected to continue to execute on business simplification efforts, achieve efficiency targets, and advance the Firm's reputation with clients.

- Mr. Pinto delivered strong results in a challenging environment; maintained CIB's market-leading positions in most of the key business segments and made significant progress in areas where CIB was not yet a top player; largely completed business simplification and made progress on the multi-year cost reduction target; and continued to address supervisory and enforcement matters, including foreign exchange trading.

- Mr. Pinto also successfully restructured his management team, retained and cultivated key talent, and reinforced a culture focused on doing what's right for clients. The CMDC took into account these achievements when determining that an increase in his total compensation from $17 million to $18.5 million was appropriate.

2015 Compensation



For Mr. Pinto, the terms and composition of his compensation reflect the requirements of local U.K. regulations (see page 67 for additional details).

SUMMARY OF 2015 KEY ACHIEVEMENTS

Business Results

- Achieved revenues of $33.5 billion despite headwinds on internal and external fronts
- Net income of $8.1 billion, up 17%; ($9.2 billion excluding legal expense and business simplification)
- ROE of 12%; (14% excluding legal expense and business simplification)
- IB fees increased 3% to $6.7 billion, with advisory fees increasing 31% to $2.1 billion
- Delivered a $1.6 billion expense reduction on our previously stated $2.8 billion target for 2017

Risk & Control

Mr. Pinto helped lead the Firm's efforts to enhance the risk and control environment, including:

- Instituted a global cross-border program, including a library of country-specific rules, controls and monitoring processes, solutions and training designed to identify and mitigate cross-border risk
- Examined culture and conduct from a top-down and bottom-up approach, which led to enhancements around leadership, face-to-face training, communications, hiring, and talent development

Customer & Clients

- #1 in Markets revenue with 16% market share
- CIB participated in six of the top ten fee-generating IB transactions in 2015 (per Dealogic)
- #1 in Global IB fees with 7.9% wallet share
- Further strengthened the Firm's reputation with clients, demonstrated by the Firm's market positions:
  - #1 in IB fees in North America and EMEA
  - #1 in Equity Capital Markets wallet share
  - #1 in Prime Brokerage by Institutional Investor

People Management & Leadership

- Restructured the CIB management team to provide expanded roles for top performers to help drive sustained performance
- Drove diversity initiatives across the organization, including a revamped global marketing strategy to specifically target untapped candidates; broadened efforts to promote and attract students to Winning Women and Launching Leaders programs; continued focus on early talent

MATTHEW ZAMES: CHIEF OPERATING OFFICER

Mr. Zames was appointed Chief Operating Officer for the Firm in April 2013, after previously serving as Co-COO since July 2012. In this role, he oversees a number of critical firmwide functions and works closely with the lines of business and corporate functions to achieve the Firm's strategic priorities, including management of the Firm's liquidity, funding and structural interest rate risk through the Treasury and the Chief Investment Office. He also manages several strategic firmwide functions including Global Technology, Operations, Corporate Strategy, Global Real Estate, Oversight & Control, Compliance, Global Security & Military Affairs, Regulatory Affairs, Mortgage Capital Markets, Private Investments, Intelligent Solutions, Global Supplier Services, and Investigations, Global Services, and Global Business & Document Services. Mr. Zames' key achievements in 2015 and related compensation are provided below.

MR. ZAMES' PAY-FOR-PERFORMANCE

2015 Performance

- Mr. Zames' priorities were to continue to manage a broad portfolio of firmwide functions and to deliver firmwide strategic initiatives: build-out world class technology and cybersecurity capabilities, enhance conduct and culture programs, firmwide resource and expense optimization, and remediation of key regulatory issues. Mr. Zames was also accountable for key aspects of the Firm's balance sheet including liquidity and interest rate risk management; GSIB optimization; and preparing the Firm for changes in Federal Reserve monetary policy.

- The CMDC recognized Mr. Zames' significant progress (highlighted below) against these priorities, the critical nature of his role and his compensation relative to pay for comparable executives and other NEOs in awarding him an increase in his total compensation from $17 million to $18.5 million.

2015 Compensation



SUMMARY OF 2015 KEY ACHIEVEMENTS

Business Results

Successfully led key firmwide initiatives, including:
- Implemented firmwide Intraday liquidity ("IDL") framework, including real-time IDL management and reduction of IDL facilities by nearly $1 trillion
- Introduced a comprehensive firmwide balance sheet framework designed to optimize business activities
- Delivered on efforts to reduce non-operating deposits
- Enhanced portfolio pricing that drove average core loan growth of $39 billion in mortgage banking

Risk & Control

- Implemented risk mitigating measures for funding and investment securities portfolio activities as required by the Volcker rule
- Implemented Compliance Risk and Control metrics for key compliance risks
- Built strong senior relationships with regulators and policy makers internationally through a consistent, comprehensive, issues-based coverage model
- Converted substantially all enterprise-wide programs focused on top control issues to standard business operations

Customer & Clients

- Established a five-year real estate plan to fund $4.6 billion in capital investments, optimizing our real estate footprint
- Drove technology innovations in digital, next generation cloud development, and big data and analytics
- Established three cybersecurity operations centers, providing 24/7 monitoring capabilities
- Increased control and governance of international defined benefit and defined contribution plans

People Management & Leadership

- Sponsored roll-out of firmwide Culture and Conduct Program generating feedback from over 16,000 focus group participants and business-led action plans
- Drove hiring of 1,757 veterans, added 32 new companies to the Veterans Jobs Mission and awarded 113 homes to veterans
- Appointed a number of key internal talent to expanded roles, while achieving additional efficiencies

2015 NAMED EXECUTIVE OFFICER COMPENSATION

The table below sets forth compensation awarded to our NEOs in connection with 2015, including salary and performance-based compensation paid in 2016 for 2015 performance. The table also contains compensation for the years 2013 and 2014, as applicable, for our NEOs whose compensation is reported in the Summary Compensation Table ("SCT") for those years.

| Name and principal position | Year | Salary | ANNUAL COMPENSATION (FOR PERFORMANCE YEAR) | | | Total |
| | | | INCENTIVE COMPENSATION | | | |
			Cash	RSUs	PSUs	
James Dimon	**2015**	$ **1,500,000**	$ **5,000,000**	$ **—**	$ **20,500,000**	$ **27,000,000**
Chairman and Chief Executive Officer	2014	1,500,000	7,400,000	11,100,000	—	20,000,000
	2013	1,500,000	—	18,500,000	—	20,000,000
Marianne Lake	**2015**	**750,000**	**4,100,000**	**3,075,000**	**3,075,000**	**11,000,000**
Chief Financial Officer	2014	750,000	3,700,000	5,550,000	—	10,000,000
	2013	750,000	3,100,000	4,650,000	—	8,500,000
Mary Callahan Erdoes	**2015**	**750,000**	**6,900,000**	**5,175,000**	**5,175,000**	**18,000,000**
Chief Executive Officer Asset Management	2014	750,000	6,300,000	9,450,000	—	16,500,000
	2013	750,000	5,700,000	8,550,000	—	15,000,000
Daniel Pinto [1]	**2015**	**6,884,250**	**—**	**5,807,875**	**5,807,875**	**18,500,000**
Chief Executive Officer Corporate & Investment Bank	2014	7,415,796	—	9,584,204	—	17,000,000
	2013	750,000	8,125,000	8,125,000	—	17,000,000
Matthew Zames	**2015**	**750,000**	**7,100,000**	**5,325,000**	**5,325,000**	**18,500,000**
Chief Operating Officer	2014	750,000	6,500,000	9,750,000	—	17,000,000
	2013	750,000	6,500,000	9,750,000	—	17,000,000

[1] Additional information on the composition of Mr. Pinto's compensation is on page 67 of this proxy statement.

Interpreting 2015 NEO compensation

The table above is presented to show how the CMDC and Board viewed compensation awarded for 2015. It differs from how compensation is reported in the SCT on page 66, which is required by the Securities and Exchange Commission ("SEC"), and is not a substitute for the information required by the SCT. There are two principal differences between the SCT and the table above:

1. The Firm grants both cash and equity incentive compensation after a performance year is completed. In both the table above and the SCT, cash incentive compensation paid in 2016 for 2015 performance is shown as 2015 compensation. The table above treats equity awards (restricted stock units and performance share units) similarly, so that equity awards granted in 2016 for 2015 performance are shown as 2015 compensation. The SCT reports the value of equity awards in the year in which they are made. As a result, awards granted in 2015 for 2014 performance are shown in the SCT as 2015 compensation.

2. The SCT reports the change in pension value and nonqualified deferred compensation and all other compensation. These amounts are not shown above.

4. What are our pay practices?
Pay practices are responsive to shareholders and aligned with their interests

PAY PRACTICES SUPPORT SHAREHOLDER INTERESTS

- Sound compensation philosophy drives compensation program and related decision-making at every level of the Firm
- Executives do not receive any special benefits, special severance, golden parachutes, or guaranteed bonuses
- Strong stock ownership guidelines and retention requirements create long-term alignment with shareholders

COMPENSATION PHILOSOPHY

Our compensation philosophy provides guiding principles that drive compensation-related decision-making across all levels of the Firm. We believe that a well-established and clearly communicated compensation philosophy drives fairness and consistency across the Firm. The table below sets forth a summary of our compensation philosophy.

KEY TENETS OF COMPENSATION PHILOSOPHY	
Tying pay to performance and aligning with shareholders' interests	• In making compensation related decisions, we focus on long-term, risk-adjusted performance (including assessment of performance by the Firm's risk and control professionals) and reward behaviors that generate sustained value for the Firm. This means compensation should not be overly formulaic, rigid or focused on the short term. • A majority of NEO incentive compensation should be in equity that vests over multiple years.
Encouraging a shared success culture	• Teamwork should be encouraged and rewarded to foster a "shared success" culture. • Contributions should be considered across the Firm, within business units, and at an individual level when evaluating an employee's performance.
Attracting and retaining top talent	• Our long-term success depends on the talents of our employees. Our compensation system plays a significant role in our ability to attract, properly motivate and retain top talent. • Competitive and reasonable compensation should help attract and retain the best talent to grow and sustain our business.
Integrating risk management and compensation	• Risk management, compensation recovery, and repayment policies should be robust and disciplined enough to deter excessive risk-taking. • HR control forums should generate honest, fair and objective evaluations and identify individuals responsible for meaningful risk-related events and their accountability. • Recoupment policies include recovery of cash and equity compensation. • Our pay practices must comply with applicable rules and regulations, both in the U.S. and worldwide.
No special perquisites and non-performance based compensation	• Compensation should be straightforward and consist primarily of cash and equity incentives. • We do not have special supplemental retirement or other special benefits just for executives, nor do we have any change in control agreements, golden parachutes, merger bonuses, or other special severance benefit arrangements for executives.
Maintaining strong governance	• Our CMDC is comprised entirely of independent directors. We believe independent director oversight of the Firm's compensation practices and principles and their implementation fosters proper governance and regulatory compliance. • The CMDC defines the Firm's compensation philosophy, reviews and approves the Firm's overall incentive compensation pools, and approves compensation for our Operating Committee, including the terms of compensation awards; CEO compensation is subject to Board ratification.
Transparency with shareholders	• We believe that transparency to shareholders relating to our executive compensation program is essential. In order to provide shareholders with enough information and context to assess our program and practices, and their effectiveness, we disclose all material terms of our executive pay program, and any actions on our part in response to significant events, as appropriate.

PAY PRACTICES ARE ALIGNED WITH COMPENSATION PHILOSOPHY

We believe the effectiveness of our compensation program is dependent upon the alignment of our pay practices with our compensation philosophy. The table below illustrates this strong alignment and further underscores our commitment to maintaining an executive compensation program that is consistent with best practice.

STRONG ALIGNMENT WITH SHAREHOLDERS (WHAT WE DO)	
✓ **Compensation philosophy** We believe our compensation philosophy promotes a best practice approach to compensation, including: (i) tying pay to performance and aligning with shareholder interests; (ii) attracting, retaining, and properly motivating top talent; (iii) integrating risk with compensation; (iv) maintaining strong governance; and (v) transparency.	✓ **Hedging/pledging policy** Operating Committee members and directors are prohibited from any hedging or pledging of our shares, including: short sales; unvested RSUs/PSUs; unexercised options or stock appreciation rights ("SARs"); and hedging of any shares personally owned outright or through deferred compensation.
✓ **Pay at risk** The majority of Operating Committee compensation is "at-risk" and contingent on achievement of business goals that are integrally linked to shareholder value and safety and soundness.	✓ **Strong clawback policy** Comprehensive recovery provisions enable us to cancel or reduce unvested awards, or require repayment of cash or equity compensation already paid. In 2015, the CMDC adopted a mandatory disclosure policy for clawbacks taken against any of the Firm's Operating Committee Members or the Firm's Corporate Controller.
✓ **Majority of variable compensation in deferred equity** The majority of Operating Committee members' variable compensation is deferred in JPMorgan Chase common stock (in the form of PSUs and RSUs) that vests over a 3-year period. Value of equity at vesting is based on stock price at that time (in addition to achievement against pre-established goals for PSUs).	✓ **Competitive benchmarking** To make informed decisions on pay levels and pay practices, we benchmark ourselves against our peer groups. We believe external market data is an important component of maintaining pay practices that will attract and retain top talent, while driving shareholder value.
✓ **Risk events impact pay** In making pay decisions, we consider material risk and control issues, at both the Firm and line-of-business levels, and make adjustments to compensation, when appropriate.	✓ **Responsible use of equity** We manage our equity program responsibly, using only approximately 1% of weighted average diluted shares in 2015. In addition, our share buyback program significantly reduces shareholder dilution.
✓ **Strong share ownership guidelines** Operating Committee members, including NEOs, are required to own a minimum of 200,000 to 400,000 shares of our common stock; the CEO must own a minimum of 1,000,000 shares.	✓ **Shareholder outreach** Each year, we solicit feedback from our shareholders on our compensation programs and practices. The CMDC considers this feedback when making compensation decisions.

SOUND GOVERNANCE PRACTICES (WHAT WE DON'T DO)	
⊘ **No golden parachute agreements** We do not provide additional payments or benefits in connection with a change-in-control event.	⊘ **No guaranteed bonuses** We do not provide guaranteed bonuses, except for select individuals at hire, for one year
⊘ **No special severance** We do not provide special severance. All employees, including NEOs, participate at the same level of severance, based on years of service, capped at 52 weeks up to a maximum credited salary.	⊘ **No special executive benefits** - No private club dues, financial planning or tax gross-ups for benefits - No special health or medical benefits - No 401(k) Savings Plan matching contribution - No special pension credits

OWNERSHIP GUIDELINES AND RETENTION REQUIREMENTS

Operating Committee members, including our NEOs, are subject to both ownership guidelines and holding requirements.

Ownership Guidelines

While on the Operating Committee, each member is required to own a minimum of between 200,000 to 400,000 shares of the Firm's common stock, with the CEO required to own a minimum of 1,000,000 shares. Shares that count toward the required ownership levels include shares owned outright and 50% of unvested RSUs and PSUs (but do not include stock options or stock appreciation rights). Operating Committee members have six years from the effective date of the policy (or, if later, their date of appointment to the Operating Committee) to meet their required ownership guideline.

Retention Requirements

In addition to the ownership guidelines, Operating Committee members are required to hold 75% of the net shares they receive from awards, until they achieve their respective ownership guideline, and 50% thereafter (75% for the CEO). This policy is designed to increase share ownership above required levels for long-tenured members of our Operating Committee, thus further aligning their interests with those of shareholders. The policy was updated in 2015 to clarify that the retention requirements do not apply to shares received in connection with employment pre-dating appointment to the Operating Committee (applicable only to executives who joined the Operating Committee in 2013 or later). Any exceptions are subject to approval by the General Counsel.

Mr. Dimon not only complies with all of these ownership guidelines and retention requirements, but has not sold a single share of JPMorgan Chase common stock or, prior to the merger, Bank One Corporation common stock, whether acquired as part of his compensation or on the open market, since he became CEO of Bank One in March of 2000.

Our Retention Requirements Create Strong Alignment with Shareholders



[1] Share ownership includes shares owned outright + 50% of unvested RSUs and PSUs.
[2] Assumes individual has achieved minimum ownership requirement of 300K shares, otherwise must retain 75% of shares vesting (37.5K shares).

5. How do we address risk & control?
Pay and performance are tied to extensive risk and control features

EXECUTIVE COMPENSATION IS LINKED WITH RISK & CONTROL

- Review processes to evaluate risk and control behaviors and to hold executives accountable
- Active engagement, transparency and assessments of risk and control issues by control function heads, leaders and subject matter experts across the Firm
- Cancellation and clawback provisions cover all forms of incentive compensation combined with formal and disciplined processes for review and determinations
- **New for 2015, Board approved clawback disclosure policy to further enhance our transparency**

GOVERNANCE PROCESS

The CMDC oversees our firmwide compensation programs. Key responsibilities of the CMDC relating to compensation include:

- Defining the Firm's compensation philosophy

- Reviewing and approving overall incentive compensation pools (including percentage paid in equity/cash)

- Reviewing and approving compensation for our Operating Committee and, for the CEO, making a recommendation to the Board for consideration and ratification by the independent directors

- Reviewing and approving the terms of compensation awards, including recovery/clawback provisions

- Reviewing the Firm's compensation practices as they relate to risk and control (including the avoidance of practices that could encourage imprudent and excessive risk taking)

- Adopting pay practices that comply with applicable rules and regulations, both in the U.S. and worldwide

- Approving the formula, pool calculation and performance goals for the shareholder approved Key Executive Performance Plan ("KEPP") as required by Section 162(m)(1) of the U.S. Internal Revenue Code

The CMDC performs the aforementioned roles on an ongoing basis so that our compensation program is proactive in addressing both current and emerging challenges. In addition, we have Control Forums facilitated by Human Resources at the Firm, line of business and regional levels ("HR Control Forums"), the outcomes of which are factored into our compensation decisions. These processes are further discussed below.

RISK & CONTROL REVIEW PROCESS

Our executive compensation program is designed to hold executives accountable, when appropriate, for meaningful actions or issues that negatively impact business performance in current or future years.

The Firm conducts reviews through HR Control Forums to discuss meaningful risk and control issues that may have surfaced in other committees (e.g., Risk Committees and Business Control Committees), and review potential individual accountability and discuss any attendant group, people or proposed compensation pool impact. HR Control Forums are conducted on a quarterly basis in a number of regions and at various levels of the Firm and geographies including:

- **Line of Business/Corporate Control Forums** – Each line of business ("LOB") and Corporate reviews meaningful risk and control issues related to its specific line of business and firmwide that may have potential individual or group accountability.

- **Regional Control Forums** – Issues that arise in a given geography (both within and across LOBs/Corporate) are also identified and assessed in Regional Control Forum meetings. Issues are referred to LOB/Corporate forums or escalated to the firmwide forums, as appropriate.

- **Firmwide Control Forums** – Aggregate findings, including actions recommended or taken by LOB, Corporate, and Regional Forums, are reviewed and the CMDC is provided a summary of overall items and receives more detailed information on significant items.

Performance management reviews for Designated Employees

In addition to the HR Control Forums, the Firm also conducts performance management reviews for all material risk takers (including Operating Committee members), identified under Federal Reserve and/or European Union standards – a group we refer to as "Designated Employees." We solicit feedback directly from the Firm's risk and control professionals who independently assess employees' risk and control behavior. This feedback is used to assess whether our Designated Employees are meeting our risk/control behavior expectations and to hold individuals accountable for this aspect of their performance. The feedback from the risk and control process is critical in helping to identify individuals responsible for significant risk and control behavior or conduct issues, supervisory issues (e.g., failure to supervise, anticipate a material issue, or take appropriate action when the issue arose), and other risk and control related issues that impact the Firm. This input is used in managers' evaluations of Designated Employees' performance and is considered in determining annual compensation, and when appropriate, any recovery or clawback actions taken by the Firm. Components of the independent risk and control evaluation apply to over 15,000 employees of the Firm in an effort to more formally assess risk and control behaviors. We also conduct online training for risk and control reviewers and training for managers in order to further strengthen the process.

HOLDING INDIVIDUALS ACCOUNTABLE

To hold individuals responsible for taking risks inconsistent with the Firm's risk appetite and to discourage future imprudent behavior, the Firm has policies and procedures that enable us to take prompt and proportionate actions with respect to accountable individuals including:

1. Reduction of annual incentive compensation (in full or in part);

2. Cancellation of unvested awards (in full or in part);

3. Recovery of previously paid compensation (cash and/or equity); and

4. Taking appropriate employment actions (e.g., termination of employment, demotion, negative performance rating).

The precise actions we take with respect to accountable individuals are based on the nature of their involvement, the magnitude of the event and the impact on the Firm. A description of our recovery provisions (#2 and #3 above) is provided in the following section.

CLAWBACK/RECOVERY PROVISIONS

We maintain clawback/recoupment provisions on both cash incentives and equity awards, which enable us to reduce or cancel unvested awards and recover previously paid compensation in certain situations. Incentive awards are intended and expected to vest according to their terms, but strong recovery provisions permit recovery of incentive compensation awards in appropriate circumstances. The following table provides details on the clawback provisions that apply to our Operating Committee Members and the Firm's Corporate Controller (including the NEOs).

In 2015, the CMDC formally adopted a clawback disclosure policy that requires the Firm to disclose whether or not there has been any recoupment or recovery of previously paid compensation from a senior executive, so long as the underlying event has already been publicly disclosed in an SEC filing or similar public communication. During 2015, we did not take any actions to recover or clawback any incentive compensation from an Operating Committee member or the Firm's Corporate Controller.

LONGSTANDING EQUITY CLAWBACK PROVISIONS

CLAWBACK TYPE	CLAWBACK TRIGGER	AWARD TYPE VESTED	AWARD TYPE UNVESTED
Restatement	• In the event of a **material restatement of the Firm's financial results** for the relevant period (under our recoupment policy adopted in 2006) • This provision **also applies to cash incentives**	✓	✓
Misconduct	• If the employee engaged in **conduct detrimental** to the Firm that causes material financial or reputational harm to the Firm	✓	✓
	• If the award was based on **materially inaccurate performance metrics,** whether or not the employee was responsible for the inaccuracy	✓	✓
	• If the award was based on a **material misrepresentation** by the employee	✓	✓
	• If the employee is terminated **for cause**	✓	✓
Performance contingency[1,2]	• If **performance** in relation to the priorities for their position, or the Firm's performance in relation to the priorities for which they share responsibility as a member of the Operating Committee, has been **unsatisfactory for a sustained period of time**		✓
Risk-related	• If the employee improperly or with gross negligence **failed to identify,** raise or assess, in a timely manner and as reasonably expected, issues and/or concerns with respect to **risks material to the Firm**	✓	✓
Protection-based vesting[2]	• If awards granted to participants in a line of business for which the Operating Committee member exercises responsibility were in whole or in part cancelled because the line of business **did not meet its annual line of business financial threshold**		✓
	• If for any one calendar year during the vesting period, **pre-provision net income is negative,** as reported by the Firm		✓
	• If, for the three calendar years preceding the vesting date, the Firm **does not meet a 15% cumulative return on tangible common equity**		✓

[1] Unexercisable SARs may be cancelled or deferred if the CEO determines that such action is appropriate based on a set of determination factors, including net income, net revenue, return on equity, earnings per share and capital ratios of the Firm, both on an absolute basis and, as appropriate, relative to peer firms.

[2] Provisions apply to PSUs and to RSUs granted in 2012 and after to members of the Operating Committee and may result in cancellation of up to a total of 50% of the award.

UK clawback provisions

The Prudential Regulation Authority ("PRA") and Financial Conduct Authority ("FCA") require that discretionary incentive compensation awards made by regulated firms to certain employees identified under local regulations as material risk takers ("Identified Staff"), including Mr. Pinto, are subject to potential clawback/recovery for a minimum period of seven years following the date of the award.

In accordance with these rules, the Firm has a Clawback Policy for relevant Identified Staff that enables us to cancel and/or recover incentive compensation in certain circumstances, including when: (1) an individual participated in or was responsible for conduct which resulted in significant loss(es) to the Firm; (2) an individual failed to meet appropriate standards of fitness and propriety set down by the FCA and/or PRA for regulatory purposes; (3) there is reasonable evidence of misbehavior or misconduct, or material error that would justify, or would have justified, termination of employment for cause; and/or (4) any LOB in which the individual is employed (or for which the individual is responsible) suffers a material failure of risk management by reference to the Firm's risk management standards.

Incentive compensation awards made to relevant Identified Staff on or after January 1, 2015, including Mr. Pinto's incentive compensation awards in January 2016, are subject to the aforementioned Clawback Policy in addition to the recovery provisions in the table above.

UK Individual Accountability Regime

The PRA and the FCA have introduced a new Individual Accountability Regime for certain UK regulated firms, which includes Senior Manager and Certification Regimes.

Under the Senior Manager Regime, firms are required to seek approval for employees (and senior non-executives) to hold certain senior management functions. Those "senior managers" are then subject to a statutory duty to demonstrate that they took reasonable steps to prevent or address regulatory issues, with the possibility of criminal and civil sanctions if they failed to do so. Under the Certification Regime, employees with a greater number of roles must be internally certified by the Firm as fit and proper to undertake that role.

Both Regimes require firms to undertake ongoing assessment of the fitness and propriety of the in scope employees, impose prescribed Conduct Rules on those individuals, and introduce referencing and reporting requirements.

RECOVERY PROCEDURES

Issues that may require recovery determinations can be raised at any time, including in meetings of the Firm's risk committees, HR Control Forums, annual assessments of employee performance and when material risk-takers resign or their employment is terminated by the Firm. Our well-defined process to govern these determinations is as follows:

- A formal compensation review would occur following a determination that the cause and materiality of a risk-related loss, issue or other set of facts and circumstances warranted such a review.

- The CMDC is responsible for determinations involving Operating Committee members (determinations involving the CEO are subject to ratification by independent members of the Board). The CMDC has delegated authority for determinations involving other employees to the Head of Human Resources, who facilitates determinations involving all other employees based on reviews and recommendations made by a committee generally comprised of the Firm's senior Risk, Human Resources, Legal, Compliance, Audit and Financial officers and the Chief Executive Officer of the line of business for which the review was undertaken.

INTEGRATING RISK WITH THE COMPENSATION FRAMEWORK

To encourage a culture of risk awareness and personal accountability, we approach our incentive compensation arrangements through an integrated risk, finance, compensation and performance management framework. Employee conduct that gives rise to risks that may impact the Firm's performance in either the current year or future years are considered by the CMDC in determining bonus pools. In addition, significant governmental and regulatory actions ordinarily have a negative impact on relevant incentive compensation pools insofar as the determination of such pools, while not formulaic, involves consideration of financial performance (including settlement payments and fines), as well as risk and control issues. Matters that have been considered in the determination of incentive compensation pools in recent years include, among others, the December 2015 resolution between the U.S. Securities and Exchange Commission and certain of the Firm's subsidiaries concerning written client disclosures, as well as resolutions of investigations and/or litigation involving foreign exchange trading and losses suffered in 2012 by the Chief Investment Office.

NO HEDGING/PLEDGING

All employees are prohibited from the hedging of unvested restricted stock units and performance share units, and unexercised options or stock appreciation rights. In addition:

- The hedging by an Operating Committee member of any shares owned outright or through deferred compensation is prohibited

- Shares held directly by an Operating Committee member or director may not be held in margin accounts or otherwise pledged

For additional information on the hedging/pledging restrictions applicable to our directors, please see "Director Compensation" on page 29 of this proxy statement.

Compensation & Management Development Committee report

The Compensation & Management Development Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management.

Based on such review and discussion with management, the CMDC recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2015. This report is provided as of March 15, 2016, by the following independent directors, who comprise the Compensation & Management Development Committee:

Lee R. Raymond (Chairman)

Stephen B. Burke

William C. Weldon

> **The Compensation Discussion and Analysis is intended to describe our 2015 performance, the compensation decisions for our Named Executive Officers and the Firm's philosophy and approach to compensation. The following tables on pages 66-74 present additional information required in accordance with SEC rules, including the Summary Compensation Table.**

Executive compensation tables

I. SUMMARY COMPENSATION TABLE (SCT)

The following table and related narratives present the compensation for our Named Executive Officers in the format specified by the SEC. The table below reflects equity awards made in 2015 for 2014 performance. The table of "2015 Named Executive Officer Compensation" on page 57 of this proxy statement shows how the CMDC viewed compensation actions.

Name and principal position	Year	Salary ($)[1]	Bonus ($)[2]	Stock awards ($)[3]	Option awards ($)[3]	Change in pension value and non-qualified deferred compensation earnings ($)[4]	All other compen-sation ($)	Total ($)
James Dimon[5]	2015	$1,500,000	$5,000,000	$11,100,000	$ –	$ 9,253	$ 621,060 [6]	$ 18,230,313
Chairman and CEO	2014	1,500,000	7,400,000	18,500,000	–	55,816	245,893	27,701,709
	2013	1,500,000	–	10,000,000	–	–	291,833	11,791,833
Marianne Lake	2015	750,000	4,100,000	5,550,000	–	–	112,350 [7]	10,512,350
Chief Financial Officer	2014	750,000	3,700,000	4,650,000	–	–	50,713	9,150,713
	2013	729,167	3,100,000	1,040,000	3,268,000	–	92,221	8,229,388
Mary Callahan Erdoes	2015	750,000	6,900,000	9,450,000	–	–	–	17,100,000
CEO AM	2014	750,000	6,300,000	8,550,000	–	61,975	–	15,661,975
	2013	750,000	5,700,000	7,350,000	2,000,000	–	–	15,800,000
Daniel Pinto	2015	6,884,250 [8]	–	9,584,204	–	875	205,628 [9]	16,674,957
CEO CIB	2014	7,415,796	–	8,125,000	–	–	293,624	15,834,420
	2013	743,442	8,125,000	7,125,000	1,000,000	136	279,543	17,273,121
Matthew Zames	2015	750,000	7,100,000	9,750,000	–	842	–	17,600,842
Chief Operating Officer	2014	750,000	6,500,000	9,750,000	–	17,313	–	17,017,313
	2013	750,000	6,500,000	9,150,000	1,000,000	–	–	17,400,000

[1] Salary reflects the actual amount paid in each year.

[2] Includes amounts awarded, whether paid or deferred. Cash incentive compensation reflects compensation earned in connection to performance year 2015, which was awarded in January 2016.

[3] Includes amounts awarded during the year shown. Amounts are the fair value on the grant date (or, if no grant date was established, on the award date). The Firm's accounting for employee stock-based incentives (including assumptions used to value employee stock options and SARs) that have been granted is described in Note 10 to the Firm's Consolidated Financial Statements in the 2015 Annual Report on pages 231-232. Our Annual Report may be accessed on our website at jpmorganchase.com, under Investor Relations.

[4] Amounts for years 2015 and 2014 are the aggregate change in the actuarial present value of the accumulated benefits under all defined benefit and actuarial pension plans (including supplemental plans). For 2015, Ms. Erdoes had a reduction in pension value in the amount of $(8,563); for 2013, the NEOs, other than Ms. Lake and Mr. Pinto, had a reduction in pension value: Mr. Dimon, $(13,930), Ms. Erdoes, $(35,281) and Mr. Zames, $(5,625), respectively. Amounts shown also include earnings in excess of 120% of the applicable federal rate on deferred compensation balances where the rate of return is not calculated in the same or in a similar manner as earnings on hypothetical investments available under the Firm's qualified plans. For Mr. Pinto this amount is $875 for 2015, $0 for 2014, and $136 for 2013 and for all other NEOs, this amount was $0 for each of 2015, 2014, and 2013.

[5] Mr. Dimon's 2015 compensation is reported lower in the SCT ($18.2 million) than in the annual compensation table on page 57 ($27.0 million) due to a change in his year-over-year pay mix resulting in a significant portion of his performance-based pay for 2015 being delivered in equity. Specifically, for performance year 2015, a significant portion of Mr. Dimon's compensation (approximately $20.5 million) was delivered in performance share units, which will be reported, in full, in the 2016 SCT (as they were granted in January 2016). A portion of Mr. Dimon's performance year 2015 compensation was not awarded in equity ($5 million was awarded in the form of a cash incentive), and is therefore included in the 2015 SCT. Pursuant to SEC rules, equity received for performance year 2014 ($11.1 million), which was granted in January 2015, is included in the 2015 SCT.

[6] The "All other compensation" column for Mr. Dimon includes: $123,873 for personal use of corporate aircraft; $34,828 for personal use of cars; $462,264 for the cost of residential and related security paid by the Firm, the majority of which was one-time expenditures and are not expected to recur in 2016; and $95 for the cost of life insurance premiums paid by the Firm (for basic life insurance coverage equal to one times salary up to a maximum of $100,000, which program covers all benefit-eligible employees). Mr. Dimon's personal use of corporate aircraft and cars, and certain related security, is required pursuant to security measures approved by the Board.

Incremental costs are determined as follows:

- Aircraft: operating cost per flight hour for the aircraft type used, developed by an independent reference source, including fuel, fuel additives and lubricants; landing and parking fees; crew expenses; small supplies and catering; maintenance, labor and parts; engine restoration costs; and a maintenance service plan.

- Cars: annual lease valuation of the assigned cars; annual insurance premiums; fuel expense; estimated annual maintenance; other miscellaneous expense; and annual drivers' compensation, including salary, overtime, benefits and bonus. The resulting total is allocated between personal and business use based on mileage.

7. The "All other compensation" column for Ms. Lake includes $26,032 in employer contributions to a non-U.S. defined contribution plan and $86,318 for tax settlement payments made on behalf of Ms. Lake in connection with her international assignment at the Firm's request and consistent with the Firm's policy for employees working on international assignments. The Firm's expatriate assignment policy provides that the Firm will be responsible for any incremental U.S. and state income taxes due on home-country employer-provided benefits that would not otherwise be taxable to the employee in their home country.

8. Since Mr. Pinto is located in London, the terms and composition of his compensation reflect the requirements of local regulations, including changes that came into effect in 2014 to comply with the Capital Requirements Directive IV. These requirements include that at least 60% of his incentive compensation is deferred, and that his incentive compensation is not more than twice his fixed compensation in respect of any given performance year. Mr. Pinto's fixed compensation is comprised of salary and a cash fixed allowance payable bi-annually and on account of his role and responsibilities. The CMDC elected to defer 100% of Mr. Pinto's variable compensation into deferred equity - 50% into RSUs and 50% into PSUs - in order to maintain a comparable deferred equity portion as similarly situated Firm employees. Mr. Pinto's salary and cash fixed allowance are denominated and paid in Sterling (GBP) and are unchanged from 2014 to 2015. For the purposes of this table, a blended applicable spot rate of 1.53851 U.S. dollars per pound sterling, which was based on a 10-month average spot rate has been used to convert Mr. Pinto's salary to U.S. dollars for 2015; the fixed allowance was converted to U.S. dollars at 1.55800 and 1.53808 U.S. dollars per pound sterling for July 2015 and January 2016, respectively, based on 5-day average spot rates in July and October 2015, respectively. The blended applicable spot rates used to convert Mr. Pinto's salary and fixed allowance for 2014 and his salary for 2013 were 1.66647 and 1.56514 U.S. dollars per pound sterling, respectively.

9. The "All other compensation" column for Mr. Pinto includes $21,693 in employer contributions to a non-U.S. defined contribution plan; $9,050 in tax compliance assistance for non-U.K. business travel; $18,781 for personal use of cars; $35,467 for spousal travel related to business events; and $120,637 for interest accrued on balances from mandatory bonus deferrals prior to 2016. During 2015, the applicable rate of interest on mandatory deferral balances was 1.60% for the first six months and 1.86% for the last six months of 2015.

II. 2015 GRANTS OF PLAN-BASED AWARDS[1]

The following table shows grants of plan-based awards made in 2015 for the 2014 performance year.

Name	Grant date	Approval date	Stock awards	
			Number of shares of stock or units (#)[2]	Grant date fair value ($)
James Dimon	1/20/2015	1/20/2015	198,546	$11,100,000
Marianne Lake	1/20/2015	1/20/2015	99,273	5,550,000
Mary Callahan Erdoes	1/20/2015	1/20/2015	169,032	9,450,000
Daniel Pinto	1/20/2015	1/20/2015	171,433	9,584,204
Matthew Zames	1/20/2015	1/20/2015	174,399	9,750,000

1. Equity grants are awarded as part of the annual compensation process and as part of employment offers for new hires. In each case, the grant price is not less than the average of the high and the low prices of JPMorgan Chase common stock on the grant date. Grants made as part of the annual compensation process are generally awarded in January after earnings are released. RSUs carry no voting rights; however, dividend equivalents are paid on the RSUs at the time actual dividends are paid on shares of JPMorgan Chase common stock. The Firm does not grant options with restoration rights and prohibits repricing of stock options and SARs.

   On January 19, 2016, the Firm awarded RSU and PSU awards as part of the 2015 annual incentive compensation. Because these awards were granted in 2016, they do not appear in this table, which is required to include only equity awards actually granted during 2015. These 2016 awards are however reflected in the "2015 Named Executive Officer Compensation" table on page 57 of this proxy statement. No SARs were awarded in 2016, 2015 or 2014 with respect to 2015, 2014 and 2013 compensation, respectively.

2. For all Named Executive Officers, the RSUs vest in two equal installments on January 13, 2017 and 2018. Under rules applicable in the U.K., for Mr. Pinto, these RSUs are subject to a six-month holding period post-vesting. Each RSU represents the right to receive one share of common stock on the vesting date and non-preferential dividend equivalents, payable in cash, equal to any dividends paid on the Firm's common stock during the vesting period.

III. OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2015

The following table shows the number of shares of the Firm's common stock underlying (i) exercisable and unexercisable stock options and SARs and (ii) RSUs that had not yet vested held by the Firm's Named Executive Officers on December 31, 2015.

Name	Option/ stock award grant date[1]	Option awards				Stock awards	
		Number of securities underlying unexercised options: # exercisable[1,2]	Number of securities underlying unexercised options: # unexercisable[1,2]	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested[1]	Market value of shares or units of stock that have not vested ($)[2]
James Dimon							
	1/22/2008	2,000,000	– [a]	$ 39.83	1/22/2018	–	
	2/3/2010	563,562	– [b]	43.20	1/20/2020	–	
	2/16/2011	293,901	73,476 [b]	47.73	2/16/2021	–	
	1/18/2012	337,458	224,972 [b]	35.61	1/18/2022	–	
	1/17/2013	–	–	–	–	107,343 [c]	
	1/22/2014	–	–	–	–	319,655 [c]	
	1/20/2015	–	–	–	–	198,546 [c]	
Total awards (#)		3,194,921	298,448			625,544	$41,304,670
Market value of in-the-money options ($)		$80,909,981	$ 8,188,259				
Marianne Lake							
	1/20/2009	10,000	– [b]	$ 19.49	1/20/2019	–	
	1/20/2010	40,000	– [b]	43.20	1/20/2020	–	
	1/19/2011	26,000	13,000 [b]	44.29	1/19/2021	–	
	1/18/2012	33,746	33,746 [b]	35.61	1/18/2022	–	
	1/17/2013	136,736	205,106 [b]	46.58	1/17/2023	11,164 [c]	
	1/22/2014	–	–	–	–	80,346 [c]	
	1/20/2015	–	–	–	–	99,273 [c]	
Total awards (#)		246,482	251,852			190,783	$12,597,401
Market value of in-the-money options ($)		$ 5,629,909	$ 5,298,485				
Mary Callahan Erdoes							
	1/20/2009	100,000	– [b]	$ 19.49	1/20/2019	–	
	2/3/2010	99,453	– [b]	43.20	1/20/2020	–	
	1/19/2011	184,616	46,154 [b]	44.29	1/19/2021	–	
	1/18/2012	134,982	89,990 [b]	35.61	1/18/2022	–	
	1/17/2013	83,682	125,524 [b]	46.58	1/17/2023	78,897 [c]	
	1/22/2014	–	–	–	–	147,733 [c]	
	1/20/2015	–	–	–	–	169,032 [c]	
Total awards (#)		602,733	261,668			395,662	$26,125,562
Market value of in-the-money options ($)		$16,671,831	$ 6,182,326				

Name	Option/ stock award grant date[1]	Option awards		Option exercise price ($)	Option expiration date	Stock awards	
		Number of securities underlying unexercised options: # exercisable[1,2]	Number of securities underlying unexercised options: # unexercisable[1,2]			Number of shares or units of stock that have not vested[1]	Market value of shares or units of stock that have not vested ($)[2]
Daniel Pinto							
	10/19/2006	100,000	– [d]	$ 46.79	10/19/2016	–	
	10/18/2007	200,000	– [b]	45.79	10/18/2017	–	
	1/20/2010	85,000	– [b]	43.20	1/20/2020	–	
	1/19/2011	60,000	15,000 [b]	44.29	1/19/2021	–	
	1/18/2012	49,269	32,846 [b]	35.61	1/18/2022	–	
	1/17/2013	41,840	62,763 [b]	46.58	1/17/2023	41,596 [e]	
	1/22/2014	–	–	–	–	42,117 [e]	
	1/20/2015	–	–	–	–	171,433 [c]	
Total awards (#)		536,109	110,609			255,146	$16,847,290
Market value of in-the-money options ($)		$11,529,501	$ 2,546,016				
Matthew Zames							
	1/19/2011	–	15,000 [b]	$ 44.29	1/19/2021	–	
	1/18/2012	–	32,846 [b]	35.61	1/18/2022	–	
	1/17/2013	–	62,763 [b]	46.58	1/17/2023	98,219 [c]	
	1/22/2014	–	–	–	–	168,467 [c]	
	1/20/2015	–	–	–	–	174,399 [c]	
Total awards (#)		–	110,609			441,085	$29,124,843
Market value of in-the-money options ($)		$ –	$ 2,546,016				

[1] The awards set forth in the table have the following vesting schedules:

[a] In January 2008, the Firm awarded to its Chairman and Chief Executive Officer up to 2 million SARs. The terms of this award are distinct from, and more restrictive than, other equity grants regularly awarded by the Firm. On July 15, 2014, the Compensation & Management Development Committee and Board of Directors determined that all requirements for the vesting of the 2 million SAR awards had been met and thus, the awards became exercisable. The SARs, which will expire in January 2018, have an exercise price of $39.83 (the price of JPMorgan Chase common stock on the date of grant). The expense related to this award was dependent on changes in fair value of the SARs through July 15, 2014 (the date when the vested number of SARs were determined), and the cumulative expense was recognized ratably over the service period, which was initially assumed to be five years but, effective in the first quarter of 2013, had been extended to six and one-half years. The Firm recognized $3 million and $14 million in compensation expense in 2014 and 2013, respectively, for this award.

[b] Five equal installments, in years one, two, three, four and five

[c] Two equal installments, in years two and three

[d] Three equal installments, in years three, four and five

[e] Two equal installments, in 18 months and 36 months

[2] Value based on $66.03, the closing price per share of our common stock on December 31, 2015.

IV. 2015 OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows the number of shares acquired and the value realized during 2015 upon the exercise of stock options and the vesting of RSUs previously granted to each of the Named Executive Officers.

Name	Option awards		Stock awards	
	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)	Value realized on vesting ($)[2]
James Dimon	600,481	$ 10,859,699	275,858	$ 16,285,277
Marianne Lake	–	–	20,152	1,189,673
Mary Callahan Erdoes	400,000	8,333,000	177,901	10,502,386
Daniel Pinto	50,000	1,745,000	100,272	6,344,307
Matthew Zames	69,343	1,012,900	224,774	13,269,533

[1] Values were determined by multiplying the number of shares of our common stock, to which the exercise of the options related, by the difference between the per-share fair market value of our common stock on the date of exercise and the exercise price of the options.

[2] Values were determined by multiplying the number of shares or units, as applicable, that vested by the per-share fair market value of our common stock on the vesting date.

V. 2015 PENSION BENEFITS

The table below sets forth the retirement benefits expected to be paid to our Named Executive Officers under the Firm's current retirement plans, as well as plans closed to new participants. The terms of the plans are described below the table. No payments were made under these plans during 2015 to our NEOs.

Name	Plan name	Number of years of credited service (#)	Present value of accumulated benefit ($)
James Dimon	Retirement Plan	15	$ 142,732
	Excess Retirement Plan	15	375,404
Marianne Lake	–	–	–
Mary Callahan Erdoes	Retirement Plan	19	253,965
	Excess Retirement Plan	19	24,232
Daniel Pinto	–	–	–
Matthew Zames	Retirement Plan	11	64,017

Retirement Plan – The JPMorgan Chase Retirement Plan is a qualified noncontributory U.S. defined benefit pension plan that provides benefits to substantially all U.S. employees. Benefits to participants are based on their salary and years of service, with the Plan employing a cash balance formula (in the form of pay and interest credits) to determine amounts at retirement. Pay credits are equal to a percentage (ranging from 3% to 5%) of base salary (and, effective January 1, 2015, bonus and incentive pay) up to $100,000, based on years of service. Employees begin to accrue plan benefits after completing one year of service, and benefits generally vest after three years of service. Interest credits generally equal the yield on one-year U.S. Treasury bills plus 1% (subject to a minimum of 4.5%). Account balances include the value of benefits earned under prior heritage company plans, if any. Benefits are payable as an actuarially equivalent lifetime annuity with survivorship rights (if married) or optionally under a variety of other payment forms, including a single-sum distribution. For the year ended December 31, 2015, Mr. Dimon, Ms. Erdoes and Mr. Zames each earned pay credit percentages of 4%. Ms. Lake and Mr. Pinto are not eligible to participate in U.S. benefit plans.

Legacy Plan – The following plan is closed to new participants:

- *Excess Retirement Plan* – Benefits were determined under the same terms and conditions as the Retirement Plan, but reflecting base salary in excess of IRS limits up to $1 million and benefit amounts in excess of IRS limits. Benefits are generally payable in a lump sum in the year following termination. Accruals under the plan were discontinued as of May 1, 2009.

Present value of accumulated benefits – The valuation method and all material assumptions used to calculate the amounts above are consistent with those reflected in Note 9 to the Firm's Consolidated Financial Statements in the 2015 Annual Report on pages 223-230.

Key assumptions include the discount rate (4.50%); interest rates (5.00% crediting to project cash balances; 3.80% to convert annuities to lump sums) and mortality rates (for the present value of annuities, the RP2014 (white-collar) projected generational

mortality table with projection scale MP2015; for lump sums, the UP94 mortality table projected to 2002, with 50%/50% male/female weighting). We assumed benefits would commence at normal retirement date or unreduced retirement date, if earlier. Benefits paid from the Retirement Plan were assumed to be paid either as single-sum distributions (with probability of 90%) or life annuities (with probability of 10%). Benefits from the Excess Retirement Plan are paid as single-sum distributions. No death or other separation from service was assumed prior to retirement date.

VI. 2015 NON-QUALIFIED DEFERRED COMPENSATION

The Deferred Compensation Plan allows eligible participants to defer their annual cash incentive compensation awards on a before-tax basis up to a maximum of $1 million. A lifetime $10 million cap applies to deferrals of cash made after 2005. No deferral elections have been permitted relative to equity awards since 2006. During 2015, there were no contributions made by the Firm nor contributions made or withdrawals or distributions received by the Named Executive Officers.

Name	Aggregate earnings (loss) in last fiscal year ($)[1]	Aggregate balance at last fiscal year–end ($)
James Dimon	$ 441	$ 140,260
Marianne Lake	–	–
Mary Callahan Erdoes	–	–
Daniel Pinto	1,459	20,732
Matthew E. Zames	–	–

[1] The Deferred Compensation Plan allows participants to direct their deferrals among several investment choices, including JPMorgan Chase common stock; an interest income fund and the JPMorgan Chase general account of Prudential Insurance Company of America; and Hartford funds indexed to fixed income, bond, balanced, S&P 500, Russell 2000 and international portfolios. In addition, there are balances in deemed investment choices from heritage company plans that are no longer open to new deferrals including a private equity alternative.

Investment returns in 2015 for the following investment choices were: Short-Term Fixed Income, 0.45%; Interest Income, 2.96%; Barclays Capital U.S. Aggregate Bond Index, 0.48%; Balanced Portfolio, 1.16%; S&P 500 Index, 1.36%; Russell 2000 Index, (4.54)%; International, (0.77)%; and JPMorgan Chase common stock, including dividend equivalents, 8.39%.

Investment returns for the private equity investment choice, which is closed to new participants and does not permit new deferrals, are dependent upon the years in which a participant directed deferrals into such investment choices. For one NEO with a partial balance in such deferrals, the private equity investment return was 62.0%.

Beginning with deferrals credited January 2005 under the Deferred Compensation Plan, participants were required to elect to receive distribution of the deferral balance beginning either following retirement or termination or in a specific year but no earlier than the second anniversary of the date the deferral would otherwise have been paid. If retirement or termination were elected, payments will commence during the calendar year following retirement or termination. Participants may elect the distribution to be lump sum or annual installments for a maximum of 15 years. With respect to deferrals made after December 31, 2005, under the Deferred Compensation Plan, account balances are automatically paid as a lump sum in the year following termination if employment terminates prior to the participant attaining 15 years of service.

The Supplemental Savings and Investment Plan ("SSIP") is a heritage plan applicable to former Bank One employees which is closed to new participants and does not permit new deferrals. It functions similarly to the Deferred Compensation Plan. The investment return in 2015 for the following investment choice was: Short-Term Fixed Income, 0.32%. With respect to the SSIP, account balances are automatically paid as a lump sum in the year following termination unless an installment option is elected prior to termination of employment.

VII. 2015 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We believe our pay practices relating to termination events, summarized below, illustrate our commitment to sound corporate governance, are consistent with best practices and are aligned with the interests of shareholders.

TERMINATION POLICIES ALIGNED WITH SHAREHOLDER INTERESTS

No golden parachute agreements	• NEOs are not entitled to any accelerated cash/equity payments or special benefits upon a change in control
No employment agreements	• All of the U.S. based NEOs are "at will" employees and are not covered by employment agreements • Ms. Lake and Mr. Pinto have terms of employment that reflect applicable U.K. legal standards
No special cash severance	• Severance amounts for NEOs are capped at one-year salary, not to exceed $400,000 (or £275,000 in the case of Ms. Lake and Mr. Pinto)
No special executive benefits	• NEOs are not entitled to any special benefits upon termination

Standard, broad-based severance

Mr. Dimon, Ms. Erdoes and Mr. Zames are covered under the Firm's broad-based U.S. Severance Pay Plan. Benefits under the Severance Pay Plan are based on an employee's base salary and length of service on termination of employment. Employees remain eligible for coverage at active employee rates under certain of the Firm's employee welfare plans (such as medical and dental) for up to six months after their employment terminates. Ms. Lake and Mr. Pinto are covered under the Firm's U.K. Discretionary Redundancy Policy, which provides for a lump sum payment on termination based on base salary and length of service and subject to a cap of £275,000. In addition, in the event of termination by the Firm for reasons other than cause, employees may be considered, at the discretion of the Firm, for a cash payment in lieu of an annual incentive compensation award, taking into consideration all circumstances the Firm deems relevant, including the circumstances of the employee's leaving and the employee's contributions to the Firm over his or her career. Severance benefits and any such discretionary payment are subject to execution of a release in favor of the Firm and certain post-termination employment and other restrictions that remain in effect for at least one year after termination.

The table on the following page sets forth the benefits and compensation which the Named Executive Officers would have received if their employment had terminated on December 31, 2015. The amounts shown in the table on the following page do not include other payments and benefits available generally to salaried employees upon termination of employment, such as accrued vacation pay, distributions from the 401(k) Savings Plan, pension and deferred compensation plans, or any death, disability or post-retirement welfare benefits available under broad-based employee plans. For information on the pension and deferred compensation plans, see "Table V: 2015 Pension benefits" on page 70 of this proxy statement and "Table VI: 2015 Non-qualified deferred compensation" on page 71 of this proxy statement. Such tables also do not show the value of vested stock options and SARs, which are listed In "Table III: Outstanding equity awards at fiscal year-end 2015" on page 68 of this proxy statement.

NEOs are not entitled to any additional equity awards in connection with a potential termination. Rather, under certain termination scenarios including disability, death, termination without cause, or resignation (if full career eligible), NEOs' outstanding equity continues to vest in accordance with its terms (or accelerates in the event of death). The table on the following page shows the value of these unvested RSUs and stock options and SARs based on the closing price of our common stock on December 31, 2015 (for stock options and SARs it is the closing price of our common stock price on December 31, 2015, minus the applicable exercise price of the options and SARs).

Government Office provisions

In addition, employees with applicable awards, including NEOs, are covered under the Firm's Government Office provisions which allow for continued vesting of equity awards if employees resign to accept a covered government office. For such employees who are full career eligible, all outstanding awards continue to vest in accordance with their terms whether they leave the Firm to enter government service or otherwise. For employees who are not Full Career Eligible, the value of awards that would continue to vest as a result of the Government Office provisions of our equity plan would equal a percentage of the unvested stock awards shown in Table III ranging from 0% prior to three years of employment by the Firm to 50% after three years of employment rising to 100% after five years.

The Firm's Government Office provisions allow for accelerated vesting of the awards otherwise eligible for continued vesting, as described above, only if government ethics or conflicts of interest laws require

divestiture of unvested awards and do not allow continued vesting. Notwithstanding acceleration of any awards, the former employee remains subject to the applicable terms of the award agreement as if the award had remained outstanding for the duration of the original vesting period, including the clawback provisions and post-employment obligations. Former employees who are not required to divest their holdings are not eligible for accelerated vesting under the Government Office provisions and any awards not eligible for continued vesting under the terms of the plan are forfeited; they do not accelerate.

Details regarding the potential value of such provisions are provided in the table below. In 2015, no current or former Operating Committee member received any benefits under these provisions.

2015 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Name		Involuntary without cause ($)[2]	Death/Disability ($)[3]	Resignation ($)[4]	Government office ($)[5]	Change in control ($)
			Termination reason[1]			
James Dimon	Severance and other	$ 369,231	$ —	$ —	$ —	$ —
	Option awards	4,766,435	8,188,259	8,188,259	—	—
	Stock awards	41,304,670	41,304,670	41,304,670	41,304,670	—
	Other deferred awards	—	—	—	—	—
Marianne Lake	Severance and other	416,037	—	—	—	—
	Option awards	2,125,654	3,968,708	3,968,708	—	—
	Stock awards	12,597,401	12,597,401	12,597,401	12,597,401	—
	Other deferred awards	—	—	—	—	—
Mary Callahan Erdoes	Severance and other	400,000	—	—	—	—
	Option awards	3,185,943	5,368,499	5,368,499	—	—
	Stock awards	26,125,562	26,125,562	26,125,562	26,125,562	—
	Other deferred awards	—	—	—	—	—
Daniel Pinto	Severance and other	416,037	—	—	—	—
	Option awards	1,232,601	2,139,102	2,139,102	—	—
	Stock awards	16,847,290	16,847,290	16,847,290	16,847,290	—
	Other deferred awards [6]	5,102,539	5,102,539	5,102,539	5,102,539	—
Matthew Zames	Severance and other	253,846	—	—	—	—
	Option awards	1,232,601	2,139,102	—	—	—
	Stock awards	29,124,843	29,124,843	—	29,124,843	—
	Other deferred awards	—	—	—	—	—

[1] "Option awards" and "Stock awards" refer to previously granted, outstanding equity awards. NEOs are not entitled to any additional equity awards in connection with a potential termination.

[2] Involuntary terminations without cause include involuntary terminations due to redundancies and involuntary terminations without alternative employment. For 'Severance and other', amounts shown represent severance under the Firm's broad-based U.S. Severance Pay Plan, or the U.K. Discretionary Redundancy Policy in the case of Ms. Lake and Mr. Pinto. Base salary greater than $400,000 per year, or £275,000 in the case of Ms. Lake and Mr. Pinto, is disregarded for purposes of determining severance amounts. The rate used to convert Ms. Lake's and Mr. Pinto's eligible severance to U.S. dollars was the blended spot rate for the month of December 2015, which was $1.51286 U.S. dollars per pound sterling.

³ Vesting restrictions on stock awards (and for Mr. Pinto, "Other deferred awards") lapse immediately upon death. In the case of disability, stock awards continue to vest pursuant to their original vesting schedule. In the case of death and disability, option and SAR awards may be exercised for a specified period to the extent then exercisable or become exercisable during such exercise period.

⁴ For employees in good standing who have resigned and have met "full-career eligibility" or other acceptable criteria, awards continue to vest over time on their original schedule, provided that the employees, for the remainder of the vesting period, do not perform services for a financial services company or work in their profession (whether or not for a financial services company); provided that employees may work for a government, education or not-for-profit organization. The awards shown represent RSUs that would continue to vest and SARs that would become and remain exercisable through an accelerated expiration date because the Named Executive Officers, other than Mr. Zames, have met the full-career eligibility criteria. The awards are subject to continuing post-employment obligations to the Firm during this period. In the case of Mr. Zames, the awards shown, representing RSUs and SARs, would not continue to vest because he has not met the "full-career eligibility" criteria.

⁵ Under the terms of the Government Office provisions, Named Executive Officers would be eligible to receive the full value of their stock award should they resign to accept a government office that required divestiture of unvested equity awards and does not allow continued vesting.

⁶ Amounts shown represent balances as of December 31, 2015, under the mandatory deferral of cash bonus applicable to Mr. Pinto. For employees in good standing who have resigned and have met "full-career eligibility" or other acceptable criteria, mandatory cash deferral awards continue to vest over time on their original schedule; such awards would continue to vest because Mr. Pinto has met the "full-career eligibility" criteria. The mandatory cash deferral awards are subject to continuing post-employment obligations to the Firm during this period.

Security ownership of directors and executive officers

Our share retention policies require share ownership for directors and executive officers, as described on pages 31 and 60, respectively, of this proxy statement.

The following table shows the number of shares of common stock and common stock equivalents beneficially owned as of February 29, 2016, including shares that could have been acquired within 60 days after that date through the exercise of stock options or SARs, together with additional underlying stock units as described in Note 2 to the table, by each director, the current executive officers named in the Summary

Compensation Table, and all directors and executive officers as a group. Unless otherwise indicated, each individual and member of the group has sole voting power and sole investment power with respect to shares owned. The number of shares beneficially owned, as defined by Rule 13d-3 under the Securities Exchange Act of 1934 – as of February 29, 2016, by all directors and executive officers as a group and by each director and named executive officer individually – is less than 1% of our outstanding common stock.

SECURITY OWNERSHIP

Name	Beneficial ownership			Additional underlying stock units (#)[2, 3]	Total (#)
	Common Stock (#)[1]	Options/SARs exercisable within 60 days (#)	Total beneficial ownership (#)		
Linda B. Bammann	65,986	0	65,986	12,112	78,098
James A. Bell	135	0	135	21,334	21,469
Crandall C. Bowles	6,280	0	6,280	72,647	78,927
Stephen B. Burke	32,107	0	32,107	90,514	122,621
James S. Crown [4]	12,622,354	0	12,622,354	157,408	12,779,762
James Dimon	6,739,283	3,380,883	10,120,166	365,505	10,485,671
Mary Callahan Erdoes	265,539	735,723	1,001,262	333,308	1,334,570
Timothy P. Flynn	10,000	0	10,000	23,160	33,160
Laban P. Jackson, Jr.	29,706	3,451	33,157	132,336	165,493
Marianne Lake	30,265	344,723	374,988	193,168	568,156
Michael A. Neal	9,050	0	9,050	15,090	24,140
Daniel Pinto	309,008	588,453	897,461	315,016	1,212,477
Lee R. Raymond [5]	1,850	0	1,850	210,880	212,730
William C. Weldon	1,200	0	1,200	79,460	80,660
Matthew Zames	323,441	52,344	375,785	351,663	727,448
All directors and current executive officers as a group (20 persons) [4,5]	21,019,451	6,872,701	27,892,152	3,183,248	31,075,400

[1] Shares owned outright, except as otherwise noted. Directors agree to retain all shares of common stock of JPMorgan Chase purchased on the open market or received pursuant to their service as a Board member for as long as they serve on the Board.

[2] Amounts include for directors and executive officers, shares or deferred stock units, receipt of which has been deferred under deferred compensation plan arrangements. For executive officers, amounts also include unvested restricted stock units, as well as share equivalents attributable under the JPMorgan Chase 401(k) Savings Plan.

[3] Does not include performance share units ("PSUs") granted to OC members in January 2016 as shown in the following table. The ultimate number of PSUs earned at vesting is formulaically determined, with potential payout value ranging from 0% to 150%. Additional details on the PSU program are provided on page 49 in this proxy statement.

Name	Performance share units (#)
James Dimon	358,142
Mary Callahan Erdoes	90,409
Marianne Lake	53,722
Daniel Pinto	101,466
Matthew Zames	93,030
All current OC members as a group (10 persons)	926,170

[4] Includes 148,642 shares Mr. Crown owns individually; 26,136 shares owned by Mr. Crown's spouse; and 38,140 shares held in trusts for the benefit of his children. None of such shares are pledged or held in margin accounts.

Also includes 12,409,436 shares owned by entities as to which Mr. Crown disclaims beneficial ownership, except to the extent of his pecuniary interest therein. Of such shares (and for all directors and current executive officers as a group) 11,744,131 shares may be pledged or held by brokers in margin loan accounts, whether or not there are loans outstanding.

[5] As of February 29, 2016, Mr. Raymond held 2,000 depositary shares, each representing a one-tenth interest in a share of JPMorgan Chase's Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series I ("Series I Preferred"). All directors and current executive officers as a group own 2,000 depositary shares of Series I Preferred.

Pursuant to SEC filings, the companies included in the table below were the beneficial owners of more than 5% of our outstanding common stock as of December 31, 2015.

Name of beneficial owner	Address of beneficial owner	Common stock owned (#)	Percent owned (%)
BlackRock, Inc.[1]	55 East 52nd Street New York, NY 10055	234,913,691	6.4
The Vanguard Group[2]	100 Vanguard Blvd. Malvern, PA 19355	217,513,853	5.9

[1] BlackRock, Inc. owns the above holdings in its capacity as a parent holding company or control person in accordance with SEC Rule 13d-1(b)(1)(ii)(G). According to the Schedule 13G dated February 10, 2016, filed with the SEC, in the aggregate, BlackRock and the affiliated entities included in the Schedule 13G ("BlackRock") have sole dispositive power over 234,828,865 shares, sole voting power over 202,289,883 shares and shared voting and dispositive power over 84,826 shares of our common stock.

[2] The Vanguard Group owns the above holdings in its capacity as an investment advisor in accordance with SEC Rule 13d-1(b)(1)(ii)(E). According to the Schedule 13G dated February 10, 2016, filed with the SEC, in the aggregate, Vanguard and the affiliated entities included in the Schedule 13G ("Vanguard") have sole dispositive power over 210,273,952 shares, shared dispositive power over 7,239,901 shares, sole voting power over 6,821,078 shares, and shared voting power over 369,700 shares of our common stock.

Additional information about our directors and executive officers

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our directors and executive officers filed reports with the SEC indicating the number of shares of any class of our equity securities they owned when they became a director or executive officer and, after that, any changes in their ownership of our equity securities. They must also provide us with copies of these reports. These reports are required by Section 16(a) of the Securities Exchange Act of 1934. We have reviewed the copies of the reports that we have received and written representations from the individuals required to file the reports. Based on this review, we believe that during 2015, each of our directors and executive officers has complied with applicable reporting requirements for transactions in our equity securities except for two late filings, due to administrative errors, to report purchases of shares by family members of Mr. Dimon in October 2015.

POLICIES AND PROCEDURES FOR APPROVAL OF RELATED PERSONS TRANSACTIONS

The Firm has adopted a written Transactions with Related Persons Policy ("Policy"), which sets forth the Firm's policies and procedures for reviewing and approving transactions with related persons – basically its directors, executive officers, 5% shareholders, and their immediate family members. The transactions covered by the Policy include any financial transaction, arrangement or relationship in which the Firm is a participant, the related person has or will have a direct or indirect material interest, and the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year.

After becoming aware of any transaction which may be subject to the Policy, the related person is required to report all relevant facts with respect to the transaction to the General Counsel of the Firm. Upon determination by the General Counsel that a transaction requires review under the Policy, the material facts respecting the transaction and the related person's interest in the transaction are provided, in the case of directors, to the Governance Committee and, in the case of executive officers and 5% shareholders, to the Audit Committee.

The transaction is then reviewed by the disinterested members of the applicable committee, which then determines whether approval or ratification of the transaction shall be granted. In reviewing a transaction, the applicable committee considers facts and circumstances that it deems relevant to its determination. Material facts may include management's assessment of the commercial reasonableness of the transaction; the materiality of the related person's direct or indirect interest in the transaction; whether the transaction may involve an actual, or the appearance of, a conflict of interest; and, if the transaction involves a director, the impact of the transaction on the director's independence.

Certain types of transactions are pre-approved in accordance with the terms of the Policy. These include transactions in the ordinary course of business involving financial products and services provided by, or to, the Firm, including loans, provided such transactions are in compliance with the Sarbanes-Oxley Act of 2002, Federal Reserve Board Regulation O and other applicable laws and regulations.

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND 5% SHAREHOLDERS

Our directors and executive officers, and some of their immediate family members and affiliated entities, and BlackRock and Vanguard, beneficial owners of more than 5% of our outstanding common stock, were customers of, or had transactions with, JPMorgan Chase or our banking or other subsidiaries in the ordinary course of business during 2015. Additional transactions may be expected to take place in the future. Any outstanding loans to directors, executive officers, and their immediate family members and affiliated entities, and to BlackRock and Vanguard, and any transactions involving other financial products and services, such as banking, brokerage, investment, investment banking, and financial advisory products and services, provided by the Firm to such persons and entities were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons and entities not related to the Firm, and did not involve more than the normal risk of collectibility or present other unfavorable features.

The fiduciary committees for the JPMorgan Chase Retirement Plan and the JPMorgan Chase 401(k) Savings Plan (each a "Plan") entered into an Investment Management Agreement with BlackRock giving them discretionary authority to manage certain assets on behalf of each Plan. Pursuant to this agreement, fees of approximately $4.6 million were paid by the Plans to BlackRock in 2015. Subsidiaries of the Firm have also subscribed to information services provided by BlackRock, including select market data, analytics and modeling, and paid BlackRock approximately $1million for such services in 2015.

Certain J.P. Morgan mutual funds and subsidiaries entered into a sub-transfer agency agreement with Vanguard and paid Vanguard approximately $500,000 in 2015 for services rendered, primarily accounting, recordkeeping and administrative services.

Mr. Dimon and John Donnelly, executive officers of the Firm, have family members who are employed by the Firm, and the family members are provided compensation and benefits in accordance with the Firm's employment and compensation practices applicable to employees holding comparable positions. These family members do not share a household with the related director or executive officer and are not executive officers of the Firm. Mr. Dimon's father has been employed by the Firm as a broker since 2009, and for 2015, received compensation of $307,021, including annual salary and commissions. Mr. Donnelly's son has been employed by the Firm since 2010, currently as an associate in the Corporate & Investment Bank, and for 2015, received compensation of $160,000, including annual salary and incentive awards.

COMPENSATION & MANAGEMENT DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation & Management Development Committee are listed on page 65 of this proxy statement. No member of the CMDC is or ever was a JPMorgan Chase officer or employee. No JPMorgan Chase executive officer is, or was during 2015, a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another company that has, or had during 2015, an executive officer serving as a member of our Board or CMDC. All of the members of the CMDC, and/or some of their immediate family members and affiliated entities, were customers of or had transactions with JPMorgan Chase or our banking or other subsidiaries in the ordinary course of business during 2015. Additional transactions may be expected to take place in the future. Any outstanding loans to the directors and their immediate family members and affiliated entities, and any transactions involving other financial products and services, such as banking, brokerage, investment, investment banking and financial advisory products and services, provided by the Firm to such persons and entities were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons and entities not related to the Firm, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Proposal 3:
Ratification of independent registered public accounting firm

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Firm's independent registered public accounting firm to audit the Consolidated Financial Statements of JPMorgan Chase and its subsidiaries for the year ending December 31, 2016.

RECOMMENDATION:
Vote **FOR** ratification of PwC

Proposal 3 — Ratification of independent registered public accounting firm

EXECUTIVE SUMMARY

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Firm's independent registered public accounting firm. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the Firm's independent registered public accounting firm to audit the Consolidated Financial Statements of JPMorgan Chase and its subsidiaries for the year ending December 31, 2016. A resolution will be presented at the meeting to ratify PwC's appointment. If the shareholders do not ratify the appointment of PwC, the Audit Committee will consider other independent registered public accounting firms.

In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years of service an individual partner may provide audit service to our Firm. The lead audit partner may provide service to our Firm for a maximum of five consecutive years. Commencing with the 2016 audit, a new lead audit partner has been designated for the Firm who is expected to serve in this capacity through the end of the 2020 audit. The Audit Committee was directly involved in the selection of the new lead audit partner.

For the reasons stated in the Audit Committee report included in this proxy statement on pages 82-83, the members of the Audit Committee and the Board believe that continued retention of PwC as the Firm's independent external auditor is in the best interests of JPMorgan Chase and its shareholders.

A member of PwC will be present at the annual meeting, and will have the opportunity to make a statement and respond to appropriate questions from shareholders.

> The Board of Directors recommends that shareholders vote **FOR** ratification of PwC as the Firm's independent registered public accounting firm for 2016.

FEES PAID TO PRICEWATERHOUSECOOPERS LLP

The Audit Committee is responsible for the audit fee negotiations associated with the Firm's retention of PwC. Aggregate fees for professional services rendered by PwC for JPMorgan Chase with respect to the years ended December 31, 2015 and 2014, were:

($ in millions)	2015	2014
Audit	$ 61.7	$ 60.3
Audit-related	24.4	21.8
Tax	4.8	8.8
All other	—	—
Total	$ 90.9	$ 90.9

Excluded from 2015 and 2014 amounts are audit, audit-related and tax fees totaling $26.2 million and $23.3 million, respectively, paid to PwC by private equity funds, commingled trust funds and special purpose vehicles that are managed or advised by subsidiaries of JPMorgan Chase but are not consolidated with the Firm.

Audit fees
Audit fees for the years ended December 31, 2015 and 2014, were $43.0 million and $41.5 million, respectively, for the annual audit and quarterly reviews of the Consolidated Financial Statements and for the annual audit of the Firm's internal control over financial reporting, and $18.7 million and $18.8 million, respectively, for services related to statutory/subsidiary audits, attestation reports required by statute or regulation, and comfort letters and consents related to SEC filings and other similar filings with international authorities.

Audit-related fees
Audit-related fees comprise assurance and related services that are traditionally performed by the independent registered public accounting firm. These services include attestation and agreed-upon procedures which address accounting, reporting and control matters. These services are normally provided in connection with the recurring audit engagement.

Tax fees
Tax fees for 2015 and 2014 were $3.7 million and $1.8 million, respectively, for tax compliance and tax return preparation services, and $1.1 million and $7.0 million, respectively, for other tax services.

The Firm is committed to reducing the amount of tax services provided by PwC and, accordingly, intends to use alternate service providers when appropriate or practicable.

AUDIT COMMITTEE APPROVAL POLICIES AND PROCEDURES

It is JPMorgan Chase's policy not to use PwC's services other than for audit, audit-related and tax services.

All services performed by PwC in 2015 and 2014 were approved by the Audit Committee. The Audit Committee has adopted pre-approval procedures for services provided by PwC. These procedures require that the terms and fees for the annual audit service engagement be approved by the Audit Committee. For audit, audit-related and tax services, the Audit Committee annually reviews and pre-approves a list of specified services and the costs estimated to be incurred with respect to the provision of such services. All requests for PwC audit, audit-related and tax services must be submitted to the Firm's Corporate Controller to determine if such services are included within the list of services that have received Audit Committee pre-approval. All requests for audit, audit-related and tax services that have not been pre-approved by the Audit Committee and all fee amounts in excess of the pre-approved estimated cost amounts must be specifically approved by the Audit Committee. In addition, all requests for audit, audit-related and tax services in excess of $250,000, irrespective of whether they are on the pre-approved list, require specific approval by the Chairman of the Audit Committee. JPMorgan Chase's pre-approval policy does not provide for a *de minimis* exception under which the requirement for pre-approval may be waived.

Audit Committee report

Three non-management directors comprise the Audit Committee of the Board of Directors of JPMorgan Chase. The Board has determined that each member of our committee has no material relationship with the Firm under the Board's director independence standards and that each is independent under the listing standards of the New York Stock Exchange ("NYSE"), where the Firm's securities are listed, and under the U.S. Securities and Exchange Commission's ("SEC") standards relating to the independence of audit committees. The Board has also determined that each member is financially literate and is an audit committee financial expert as defined by the SEC.

The Audit Committee operates under a written charter adopted by the Board, which is available on our website at jpmorganchase.com under the heading "Audit Committee" (located under Board Committees, located under the Governance section of the About Us tab). We annually review our written charter and our practices. We have determined that our charter and practices are consistent with the listing standards of the NYSE and the provisions of the Sarbanes-Oxley Act of 2002. The purpose of the Audit Committee is to assist Board oversight of:

• the independent registered public accounting firm's qualifications and independence

• the performance of the internal audit function and that of the independent registered public accounting firm, and

• management's responsibilities to assure that there is in place an effective system of controls reasonably designed to safeguard the assets and income of the Firm; assure the integrity of the Firm's financial statements; and maintain compliance with the Firm's ethical standards, policies, plans and procedures, and with laws and regulations

We discussed with PwC the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301 (Communications with Audit Committees), including PwC's overall audit scope and audit approach as set forth in the terms of their engagement letter; PwC's overall audit strategy for significant audit risks identified by them; and the nature and extent of the specialized skills necessary to perform the planned

audit. We have established procedures to receive and track the handling of complaints regarding accounting, internal control and auditing matters. In addition, we monitor the audit, audit-related and tax services provided by PwC.

Details of the fees paid to PwC in respect of its services, as well as the Audit Committee's "pre-approval policy" regarding PwC's fees, can be found on pages 80-81 of this proxy statement.

The Audit Committee annually reviews PwC's qualifications, performance and independence in connection with the determination as to whether to retain PwC. In conducting our review we considered, among other things:

• the professional qualifications of PwC, and that of the lead audit partner and other key engagement partners

• PwC's historical and recent performance on the Firm's audit, including the extent and quality of PwC's communications with the Audit Committee

• an analysis of PwC's known legal risks and significant proceedings that may impair PwC's ability to perform the Firm's annual audit

• data relating to audit quality and performance, including the most recent PCAOB reports on PwC and its global network of firms, and the results of peer review and self-review examinations

• the appropriateness of PwC's fees, both on an absolute basis and as compared with fees paid by certain peer banking firms

• PwC's independence policies and its processes for maintaining its independence

• PwC's tenure as the Firm's independent auditor and its depth of understanding of the Firm's global businesses, operations and systems, accounting policies and practices, including the potential effect on the financial statements of the major risks and exposures facing the Firm, and internal control over financial reporting

• PwC's demonstrated professional skepticism and objectivity, including the fresh perspectives brought through the periodic required rotation of the lead audit partner, the quality review partner and other additional partners who play a significant role in the audit engagement.

• PwC's capability, expertise and efficiency in handling the breadth and complexity of the Firm's global operations, including the expertise and capability of PwC's lead audit partner for the Firm, and

• the advisability and potential impact of selecting a different independent public accounting firm

PwC provided us the written disclosures and the letter required by PCAOB's Ethics and Independence Rule 3526 (Communications with Audit Committees Concerning Independence), and we discussed and confirmed with PwC their independence.

As a result of this evaluation, we believe that PwC has the capability to provide the necessary expertise to audit the Firm's businesses on a global basis, and we approved the appointment of PwC as JPMorgan Chase's independent registered public accounting firm for 2016, subject to shareholder ratification.

Management is responsible for the Firm's internal control over financial reporting, the financial reporting process and JPMorgan Chase's Consolidated Financial Statements. PwC is responsible for performing an independent audit of JPMorgan Chase's Consolidated Financial Statements and of the effectiveness of internal control over financial reporting in accordance with auditing standards promulgated by the PCAOB. The Firm's Internal Audit Department, under the direction of the General Auditor, reports directly to the Audit Committee (and administratively to the CEO) and is responsible for preparing an annual audit plan and conducting internal audits intended to evaluate the Firm's internal control structure and compliance with applicable regulatory requirements. The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing; as noted above, the Audit Committee's responsibility is to monitor and oversee these processes.

We regularly meet and hold discussions with the Firm's management, internal auditors and with PwC, as well as private sessions with the General Auditor and with PwC without members of management present. Management represented to us that JPMorgan Chase's Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

We reviewed and discussed JPMorgan Chase's Consolidated Financial Statements with management, the General Auditor and PwC. We also discussed with PwC the quality of the Firm's accounting principles, the reasonableness of critical accounting estimates and judgments, and the disclosures in JPMorgan Chase's Consolidated Financial Statements, including disclosures relating to significant accounting policies. We rely, without independent verification, on the information provided to us and on the representations made by management, internal auditors and the independent auditor. Based on our discussions with the Firm's management, internal auditors and PwC, as well as our review of the representations given to us and PwC's reports to us, we recommended to the Board, and the Board approved, inclusion of the audited Consolidated Financial Statements in JPMorgan Chase's Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC.

Dated as of March 15, 2016

Audit Committee

Laban P. Jackson, Jr. (Chairman)

James A. Bell

Crandall C. Bowles

Shareholder proposals

RECOMMENDATION:
Vote **AGAINST** shareholder proposals,
if presented

Proposal 4

Independent board chairman – require an independent chair

John Chevedden, as agent for William Steiner, 112 Abbotsford Gate, Piermont NY 10968, the holder of shares of our common stock with a market value in excess of $2,000, has advised us that he intends to introduce the following resolution:

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Shareholders of our company previously gave a substantial 40%-vote of support for this topic.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board also supported this position.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors.

An independent director serving as chairman can help ensure the functioning of an effective board. Please vote to enhance shareholder value:

Independent Board Chairman – Proposal 4

BOARD RESPONSE TO PROPOSAL 4

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

> **The Board of Directors has an unremitting fiduciary duty to act as it believes to be in the best interests of the Firm and its shareholders and should retain the responsibility to determine the Board leadership structure that will best serve those interests.**

The Board believes its responsibility to shareholders requires that it retain the flexibility to determine the best leadership structure for any particular set of circumstances and personnel. The adoption of a policy *requiring* that the Chairman of the Board be an independent director could limit the Board's ability to choose the person best suited for the role at a particular time.

> **The Firm's Corporate Governance Principles provide that the Board annually, and in connection with succession planning and the selection of a new CEO, review and determine whether the role of Chairman should be a non-executive position or combined with that of the CEO.**

The Board regularly considers the issue of board leadership in committee meetings and meetings of the independent directors. The Board has separated the positions of Chairman and CEO in the past and may do so again in the future if it believes that would be in the best interests of the Firm and its shareholders. These decisions should not be mechanical; they should be contextual and based on the particular composition of the Board, the individual then serving or selected to serve as CEO and the needs and opportunities of the Firm as they change over time. As the Board reviews its leadership structure, it considers a variety of factors, with a particular focus on those listed on page 20 of this proxy statement.

Early in 2016, the Board reviewed its leadership structure and determined that, at the present time, combining the roles of Chairman and CEO, together with a strong Lead Independent Director, continues to provide the appropriate leadership and oversight of the Firm and facilitates effective functioning of both the Board and management.

> **The Firm's current governance structure provides the independent leadership and management oversight sought by the proposal.**

Pursuant to the Firm's Corporate Governance Principles, when the positions of Chairman and CEO are held by one individual, the independent directors will annually appoint an independent director to serve as Lead Independent Director. The Lead Independent Director has significant authority and responsibilities with respect to the operation of the Board. Additional information concerning the Lead Independent Director role at the Firm is available under the heading "Board Structure and Responsibilities" on page 20 of this proxy statement.

> **The Board regularly seeks and considers feedback from shareholders on the Firm's leadership structure.**

The Board recognizes the importance of the Firm's leadership structure to our shareholders and regularly receives feedback from shareholders on the topic through direct engagement with shareholders and information gained from the Firm's outreach program (see "Shareholder engagement" on page 27 of this proxy statement). Many of our shareholders have expressed the opinion that there is no "one size fits all" solution and that the Board's fiduciary responsibility is best met by retaining the flexibility to choose the most effective leadership structure for a particular set of facts facing the Firm at any point in time. A significant majority of our shareholders have repeatedly voted against proposals that would mandate the Firm's leadership structure and eliminate Board discretion.

> **The Board's belief in the importance of retaining the flexibility to determine the best leadership structure is consistent with the policies and practices at other large companies.**

According to the *Spencer Stuart Board Index 2015*, only 21 S&P 500 companies (4%) have adopted a formal policy requiring separation of the Chairman and CEO roles. Among Chairmen at S&P 500 companies, 52% are the current CEO, 29% are independent, 18% are former CEOs or current executives, and 1% are outside related directors. These statistics support the Board's strongly held view that it should retain the responsibility to determine the Board leadership structure that will best serve the interests of the Firm and its shareholders.

> The Board of Directors recommends a vote **AGAINST** this proposal.

Proposal 5

How votes are counted – count votes using only for and against and ignore abstentions

Newground Social investment, 10033-12th Avenue NW, Seattle, WA 98177, as agent for Ms. Mercy A. Rome and Equality Network Foundation, and co-sponsors First Affirmative Financial Network, LLC, as proxy for Ms. Katherine E. Stearns, and United Church Funds, each of which are the beneficial owners of our common stock with a market value in excess of $2,000, have advised us that they intend to introduce the following resolution:

RESOLVED: Shareholders of JPMorgan Chase & Co. ("JPMorgan") hereby request the Board to take or initiate the steps necessary to amend our Company's governing documents to provide that all non-binding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

A simple-majority formula includes FOR and AGAINST votes, but not abstentions.

JPMorgan's current policies disadvantage shareholders in three ways:

1. **Abstentions are treated as votes AGAINST every shareholder-sponsored item, but <u>not</u> when tallying management's Director election.**

    This advantages management while harming shareholder interest.

    Why provide ballots on shareholder proposals that offer three choices – FOR, AGAINST, and ABSTAIN – when in reality, stockholders only have two choices: FOR or AGAINST?

    Absent conducting a survey, it seems presumptuous to assume that every abstaining voter has read the entire proxy and intends their vote to be treated as AGAINST all shareholder items.

2. **Counting abstentions depresses outcomes.**
    By simple math, including abstentions in a formula lowers the vote result and raises the threshold required to pass a resolution.

This constitutes an unacknowledged supermajority – as the percentage of abstentions rise, the supermajority threshold increases at an exponential rate.

3. **Counting abstentions distorts communication.**
    These practices cloud communication at the stockholder meeting - which is the only opportunity most shareholders have each year to interact with each other, management, and the Board.

    Of greater concern, JPMorgan's voting policies – which discriminate against shareholders – create misimpressions that endure. Once figures are reported in the press, they become indelibly imprinted on the minds of shareholders and lodged in the public record.

Three facts:
*   Any suggestion that management- and shareholder-sponsored items are treated "identically" or "equally" is false, because management-sponsored Director elections do not include abstentions in their formula.

*   CalPERS research found that 48% of the nation's largest corporations employ a simple-majority standard – making it a mainstream practice.

*   Under this proposal, shareholders retain the right to 'send a message' by abstaining – in fact, message-sending may be more effective if JPMorgan <u>cannot</u> use abstentions to depress reported outcomes on shareholder proposals.

Notable entities favor simple-majority voting:
*   **US Securities and Exchange Commission (Staff Legal Bulletin No. 14):**
    "Only votes FOR and AGAINST a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions ... are not included in this calculation."
*   **Institutional Shareholder Services** ("ISS" – the nation's leading proxy reporting service):

    "...a simple majority of voting shares should be all that is necessary to effect change regarding a company and its governance provisions."

- **The Council of Institutional Investors** (Governance Policy 3.7):

  "Uninstructed broker votes and abstentions should be counted only for purposes of a quorum."

Support equitable voting and good governance at JPMorgan Chase — **vote FOR Item 5**

BOARD RESPONSE TO PROPOSAL 5

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

> **Changing the voting procedure would not be in the best interests of shareholders.**

The proponent's proposal advocates lowering the approval standard for shareholder voting (and therefore making approval easier) by ignoring abstentions in vote tabulation. We believe this would not be in the best interests of our shareholders. It is our view that the proponent of a proposal should be able to persuade a majority of those present and eligible to vote to affirmatively vote for the matter in order for it to be approved.

> **The current voting standard contained in our By-laws treats shareholder and management proposals equally.**

Our vote counting methods apply identically to shareholder-sponsored and management-sponsored proposals. For both, abstentions are treated the same way — they are counted and will have the same effect as a vote against the proposal. The only exception to this is for the election of directors. For example, the proposal in this proxy statement to approve the advisory resolution on executive compensation ("Say on Pay") is a management-sponsored proposal. Abstention votes will have the same effect as a vote against this proposal, as would be the case if it were a shareholder-sponsored proposal. The vote counting method we use does not favor management proposals over shareholder proposals. They are treated equally.

> **Counting abstention votes honors the intent of the shareholders.**

Shareholders cast their votes knowing that votes to abstain are counted as votes against a proposal.

Shareholders typically have three voting choices for a particular proposal: "for," "against" and "abstain." Our proxy statement clearly describes how each of these voting choices will be counted; including that abstentions will be counted as a vote against. Moreover, in some instances, shareholder groups/institutions may publish proxy voting guidelines that call for an "abstain" vote under specified circumstances. The proponent's proposal would disregard such "abstain" votes, thus potentially disenfranchising those shareholders.

To review our description of vote counting, including the treatment of abstentions, please see "How Votes Are Counted" on page 99 of this proxy statement.

> **Our vote counting methodology is consistent with Delaware law and is followed by the majority of Delaware corporations.**

JPMorgan Chase is incorporated in the State of Delaware. As a result, the Delaware General Corporation Law (the "DGCL") governs the voting standards applicable to actions taken by our shareholders. Our current By-law on this topic follows the default voting standard under Section 216(2) of the DGCL and we believe is also consistent with the voting standards adopted by the majority of Delaware corporations.

Under our By-laws, when a quorum is present, the vote of the holders of a majority in voting interest of the shareholders present in person or by proxy and entitled to vote is required to approve any matter brought before the meeting of shareholders, other than the election of directors. Under the DGCL, and the Firm's By-laws, shares that abstain constitute shares that are present and entitled to vote. As a result, in the vote tabulation, abstentions are not included in the numerator (because they are not votes "for" the matter) but are included in the denominator as shares entitled to vote. Or, more simply, shares abstaining have the practical effect of being voted "against" the matter under both our current By-laws and the default voting standard established by the DGCL.

> The Board of Directors recommends a vote **AGAINST** this proposal.

Proposal 6

Vesting for government service – prohibit vesting of equity-based awards for senior executives due to voluntary resignation to enter government service

AFL-CIO Reserve Fund, 815 Sixteenth Street, N.W., Washington, D.C. 20006, the holder of 2,123 shares of our common stock, has advised us that it intends to introduce the following resolution:

RESOLVED: Shareholders of JPMorgan Chase & Co. (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, our Company gives a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting

of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Long-Term Incentive Plan provides for the accelerated vesting of restricted stock to executives who are members of the company's operating committee if they depart the firm to run for elected office or are appointed to a government position.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

For these reasons, we urge shareholders to vote FOR this proposal.

BOARD RESPONSE TO PROPOSAL 6

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

> **Our Government Office compensation provisions are intended to help us attract talented and dedicated people.**

The Firm believes that public service is a high calling and important to the communities that we serve. The Government Office provisions were added to our compensation program to demonstrate the Firm's support for public service. Our compensation program shows respect for those choosing to enter public service and is intended to help enable us to hire the best and brightest employees, which is clearly in the best interests of shareholders and the Firm. While we do not want to lose these employees, we also do not want to penalize them for pursuing public service.

> **The Government Office terms of our equity plan are the same for all participants.**

JPMorgan Chase senior executives participate in a broad-based equity plan. Thousands of the Firm's employees typically receive equity compensation awards in a given year. All who receive equity awards have the same Government Office provisions. They are not a special benefit for senior executives. These provisions enhance our ability to attract the most talented and dedicated people to a wide range of positions in the Firm. We do not believe the proposed prohibition would be in the best interests of our employees or our shareholders.

> **The Government Office accelerated distribution provisions do not provide employees with a windfall.**

These provisions do not reward employees for leaving the Firm to enter government service; they merely remove an impediment by enabling any such employees, under specified conditions, to keep deferred equity compensation awarded in connection with past service to the Firm.

Our equity plan provides for acceleration of distribution of any equity awards eligible for continued vesting pursuant to the terms of the plan <u>only</u> if government ethics or conflicts of interest laws require divestiture of unvested equity awards and do not allow continued vesting. This enables the immediate sale of the securities. Notwithstanding acceleration of any awards, the former employee remains subject to the applicable terms of the award agreement as if the award had remained outstanding for the duration of the original vesting period, including the clawback provisions and post-employment obligations. Former employees who are not so required to divest their equity holdings are not eligible for accelerated distribution under the Government Office provisions and any equity awards not eligible for continued vesting under the terms of the equity plan are forfeited.

> **The proxy statement discloses detailed information about the Government Office provisions. We have enhanced this disclosure in response to shareholder feedback.**

JPMorgan Chase senior executives participate in a broad-based equity plan. The terms of the plan are disclosed in public SEC filings and apply equally to all employees. We have provided details in Table III of the Executive Compensation Tables (see page 68 of this proxy statement), which reports the value of unvested equity awards, and Table VII (see page 72 of this proxy statement), which reports the value of equity awards payable upon resignation. Through our shareholder engagement program, shareholders indicated they would like more information about our Government Office provisions. This additional information is provided on page 72 of this proxy statement under the heading Government Office provisions.

> The Board of Directors recommends a vote **AGAINST** this proposal.

Proposal 7

Appoint a stockholder value committee – address whether divestiture of non-core banking business segments would enhance shareholder value

Bartlett Naylor, 215 Pennsylvania Avenue, S.E., Washington, D.C. 20003, the holder of shares of our common stock with a market value in excess of $2,000, has advised us that he intends to introduce the following resolution:

Resolved, that stockholders of JPMorgan Chase & Co. urge that:

1. The Board of Directors should appoint a committee (the 'Stockholder Value Committee') composed exclusively of independent directors to address whether the divestiture of all non-core banking business segments would enhance shareholder value.

2. The Stockholder Value Committee should publicly report on its analysis to stockholders no later than 300 days after the 2016 Annual Meeting of Stockholders, although confidential information may be withheld.

3. In carrying out its evaluation, the Stockholder Value Committee should avail itself at reasonable cost of such independent legal, investment banking and other third party advisers as the Stockholder Value Committee determines is necessary or appropriate in its sole discretion.

For purposes of this proposal, "non-core banking operations" mean operations that are conducted by affiliates other than the affiliate the corporation identifies as JPMorgan Chase Bank, N.A. which holds the FDIC Certificate No 628.

SUPPORTING STATEMENT

The financial crisis that began in 2008 revealed that some banks were "too big to fail." This is the moral hazard that invites managers to take extraordinary risks with an understanding that taxpayers will rescue the firm, as failure would cause widespread financial chaos. That 2008 rescue may have served JP Morgan's creditors, but shareholders suffered. JP Morgan stock fell from $49.63 on Oct 1, 2008, to $15.93, on March 6, 2009.

Risk-taking at major banks can be especially lethal following the elimination of certain activity restrictions (known in the vernacular as "Glass-Steagall") on how a bank can deploy FDIC-insured deposits. Congress began to address some of these problems with the 2010 Dodd-Frank Act. But an analysis by Goldman Sachs argues that implementation of this law means JP Morgan would be worth more in parts.

The crisis and subsequent events have also demonstrated that JP Morgan may be "too big to manage." Mismanagement of deposits by a half-dozen London-based traders (known as the "London Whale") sent JP Morgan stock down 24 percent. Further, shareholders have paid more than $30 billion in fines because bank managers failed to prevent misconduct in a variety of operations.

We therefore recommend that the board act to explore options to split the firm into two or more companies, with one performing basic business and consumer lending with FDIC-guaranteed deposit liabilities, and the other businesses focused on investment banking such as underwriting, trading and market-making. Divestiture would also give investors more choice and control about investment risks.

We recognize management opposes a break up on the grounds of value generated by scale and synergy. Ideally, such arguments will withstand the scrutiny of an independent study.

BOARD RESPONSE TO PROPOSAL 7

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

The proposal is asking the Board to create a specific organizational structure - a 'Shareholder Value Committee' - charged with the single purpose of analyzing one specific strategy, namely, the divestiture of all "operations that are conducted by affiliates other than … JPMorgan Chase Bank, N.A…."

> **Our Board is focused on enhancing long-term shareholder value and provides active oversight of management's strategy.**

Reviews of the Firm's strategy are done on a continuing basis and evaluate a range of assumptions including synergies between businesses, the value proposition to clients, and the benefits of scale. The Firm's consideration of strategy is also informed by extensive and ongoing investor outreach, as described under the heading "Shareholder engagement" on page 27 of this proxy statement. In 2015, these outreach efforts included:

- Hosting more than 90 shareholder calls and meetings on strategy, governance and compensation topics with shareholders representing over 40% of our outstanding common stock

- Participating in more than 50 investor meetings and presenting at 13 investor conferences

- Conducting 10 investor trips throughout the U.S., as well as international trips to Asia and Europe

The Board and management do not favor size for its own sake or support or oppose any strategy on ideological grounds, but instead analyze strategy from the perspective of serving the Firm's clients, customers and communities and how we believe any particular strategic initiative will affect long-term shareholder value.

> **The Board reviewed with management its analysis reported to shareholders at our 2015 Investor Day on February 24, 2015, of a potential separation scenario and concurred in the conclusion that continuing our strategy and delivering on our commitments is the highest-certainty path to enhancing long-term shareholder value.**

The Firm continues to successfully adapt its strategy and financial architecture in the constantly evolving banking landscape, including consistently meeting regulatory capital and liquidity requirements, while serving its clients and customers, investing in its businesses, and delivering strong returns to its shareholders.

In 2015, the Firm met or exceeded targets related to balance sheet optimization and managing its capital, its GSIB surcharge and expenses. The Firm:

- Reduced total assets by approximately $200 billion

- Increased its capital by 140 basis points, ending the year with an 11.6% Basel III Advanced Fully Phased-In Advanced CET1 ratio

- Reduced its estimate of the GSIB capital surcharge by 100 basis points to 3.5%

- Substantially completed its business simplification agenda, exiting businesses, products or clients that were not fundamental to our business, not at scale or not returning the appropriate level of return in order to focus on core activities for its core clients and reduce risk to the Firm

The Firm also continues to make progress on simplifying its legal entity structure, streamlining its Global Technology function, rationalizing its use of vendors, and optimizing its real estate location strategy. Furthermore, the Firm has strengthened its control environment through enhancements to its infrastructure, technology, operating standards and governance.

> **Our mix of products and services and our global structure are driven by the clients, customers and communities we serve.**

Clients and customers choose JPMorgan Chase because of the breadth and quality of the services we provide. It is what they want and what they need. We have demonstrated our ability to adapt our model, including the services we offer, to meet their needs, and our clients benefit from this client-driven focus. We believe this is evidenced by our market share gains and in our leadership positions. Across our businesses, we seek to align appropriate product and service capabilities to different stages in the consumer and corporate life cycles. Our diversification and scale are the key to this and enables us to serve our customers and clients, which include nearly 50% of U.S. households and approximately 80% of Fortune 500 companies.

Our operating model benefits from diversification and scale.

Our businesses generate significant benefits from each other, which we estimated at approximately $18 billion of pretax synergies in our 2015 Investor Day. Separating our businesses would not only result in the loss of some of these synergies but would also incur significant costs resulting from the need to duplicate corporate functions, replicate critical infrastructure, and the likelihood that each separated entity would need to make significant investments to build and grow over time. Each of our businesses benefits from our $9 billion annual technology spend, including the more than $600 million we expect to spend this year on cybersecurity.

The proposal mischaracterizes the research report published by Goldman Sachs in January 2015. That report did *not* conclude the Firm should divest significant businesses. While the illustrative analysis highlighted potential value in a separation, the report acknowledged the analysis was based on a wide range of outcomes and sensitive assumptions, and that a separation would carry considerable execution risk.[1]

Our business model has also delivered stable results over time, with low total revenue volatility, including low volatility in fee income, reflecting the benefits of our diversified operating model. These results include our Markets business, which is typically perceived as being more volatile.

The Firm continues to deliver strong long-term financial performance and sustained shareholder value, as discussed on pages 39-44 of this proxy statement. In 2015, we generated record net income of $24.4 billion, record earnings per share of $6.00, and 13% ROTCE on $9 billion higher average equity capital, with each of our leading client franchises exhibiting strong performance and together delivering significant value.

We have a resilient business model built on a fortress balance sheet.

Capital and liquidity levels are higher today for the Firm than they have ever been and are supported by stringent internal and regulatory stress testing and Recovery & Resolution planning. During our 2016 Investor Day, we showed the extent to which the Firm is resilient to capital loss and liquidity stress post crisis, including $350 billion of total loss absorbing resources to withstand a severe stress environment. To put that in context, the Firm's 2015 nine quarter CCAR losses in a severely adverse stress scenario were $55 billion, on a pretax basis.

We believe that forming a Board committee to review the divestitures specified in this proposal would not enhance shareholder value.

The Firm reviews its business strategy on an on-going basis. We have reported on our business model in our 2014, 2015 and 2016 Investor Days, and we have an ongoing dialogue with shareholders. In particular, the Firm addressed potential separation scenarios extensively at the 2015 Investor Day, and concluded that splitting off one or more businesses would likely negatively impact long-term shareholder value. The Board has shown it is willing to exit businesses, products or clients not fundamental to our business or not generating the appropriate level of return. The Board will continue its active oversight of strategy and therefore believes the formation of a special committee as proposed is unnecessary.

> The Board of Directors recommends a vote **AGAINST** this proposal.

---

[1] The report noted: "While a breakup thus looks accretive, we would weigh this against the execution risk associated with a breakup of this magnitude, likely reductions in JPM's estimated net income synergies of $6-7bn and the consideration that each standalone business would likely still be subject to CCAR (although perhaps not asset management), which remains the binding capital constraint for most banks. And despite its higher G-SIB requirement, JPM's current ROTCE potential remains higher than that of most peers, which face similarly high capital requirements as JPM after factoring in CCAR."

Proposal 8

Clawback amendment – defer compensation for 10 years to help satisfy any monetary penalty associated with violation of law

John Chevedden, as agent for Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, the holder of shares of our common stock with a market value in excess of $2,000, has advised us that he intends to introduce the following resolution:

RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management ... would forfeit their performance bond .... Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues .... Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value:

Clawback Amendment – Proposal 8

BOARD RESPONSE TO PROPOSAL 8

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

> **JPMorgan Chase's clawback provisions are broader and more flexible than the proposed amendment, are long-standing and they work.**

We maintain comprehensive recovery provisions that serve to hold executives accountable, when appropriate, for significant actions or items that negatively affect business performance in current or future years. The proposed policy would, by contrast, impose a monetary penalty, regardless of the responsibility of the individual officer.

To hold individuals responsible for taking risks inconsistent with the Firm's risk appetite and to discourage future imprudent behavior, policies and procedures that enable us to take prompt and proportionate actions with respect to accountable individuals include:

1. Reduction of annual incentive compensation (in full or in part);

2. Cancellation of unvested awards (in full or in part);

3. Recovery of previously paid compensation (cash and/or equity); and

4. Taking appropriate employment actions (e.g., termination of employment, demotion, negative rating).

The precise actions we take with respect to accountable individuals are based on the nature of their involvement, the magnitude of the event and the impact on the Firm.

In addition, clawback/recoupment provisions on both cash incentives and equity awards enable us to reduce or cancel unvested awards and recover previously paid compensation in certain situations. Clawbacks can be triggered by restatements, misconduct, performance-related and/or risk-related concerns, and may cover both vested and unvested awards.

We have a history of invoking these clawback provisions to recover compensation and, where warranted, have publicly disclosed the details of such actions. In 2015, our Board went further in this regard and adopted a policy requiring public disclosure in the event the Firm recoups any incentive compensation from members of the Operating Committee or the Firm's Controller.

The proposed amendment, on the other hand, would impose clawbacks solely for a monetary penalty associated with a violation of law and does not contemplate recovery of compensation once it has been paid. Our clawback provisions and newly adopted clawback disclosure policy are described in detail beginning on page 62 of this proxy statement.

> **Strong ownership and retention requirements further strengthen the connection between executives and shareholders.**

The majority of NEO variable compensation is in the form of JPMorgan Chase equity, and is subject to mandatory deferral until vesting. Under the PSU program introduced this year, PSU awards will vest after three years but will be subject to an additional two year holding period. In addition, members of the Operating Committee, including our NEOs, are subject to specific share ownership requirements that are designed to further enhance the alignment of their interests with those of our shareholders. A detailed description of our ownership guidelines and retention requirements is on page 60 of this proxy statement.

> **Risk and control issues (including settlement payments and fines) are integrated into our compensation framework.**

To encourage a culture of risk awareness and personal accountability, we approach our incentive compensation arrangements through an integrated risk, finance, compensation and performance management framework applied at the Firm, regional, and line of business/corporate levels. The Firm conducts quarterly control forums to discuss material risk and control issues (including settlement payments and fines) that may result in a compensation pool or individual compensation impact. Significant governmental and regulatory actions ordinarily have a negative impact on relevant incentive compensation

pools insofar as the determination of such pools, while not formulaic, involves consideration of risk and control issues (including settlement payments and fines), in addition to other performance considerations such as financial performance. A detailed description of our risk review process is provided under the heading "How do we address risk & control?" on page 61 of this proxy statement.

> **The proposed amendment is overly prescriptive and would put JPMorgan Chase at a significant competitive disadvantage in attracting and retaining talent.**

The proposed policy would impose a monetary penalty, regardless of the responsibility of the individual officer. The policy would impose a 10-year deferral period that would hold officers at risk of excessively punitive action and is not consistent with peer practices. We believe the proposed policy would put the Firm at a competitive disadvantage in recruiting executive talent.

> The Board of Directors recommends a vote **AGAINST** this proposal.

Proposal 9

Executive compensation philosophy – adopt a balanced executive compensation philosophy with social factors to improve the Firm's ethical conduct and public reputation

Jing Zhao, 262 Altadena Circle, Bay Point, CA 94565, the holder of 40 shares of our common stock, has advised us that he intends to introduce the following resolution:

Resolved: shareholders recommend that JPMorgan Chase & Co. (the Firm) adopt an executive compensation philosophy with consideration of relevant social factors to improve the Firm's ethical conduct and public reputation.

Supporting Statement

According to 2015 Proxy Statement, the Compensation & Management Development Committee (CMDC) "assists the Board in its oversight of the Firm's compensation programs and reviews and approves the Firm's overall compensation philosophy and practices" (p.27). "The CMDC reviews and approves the Firm's compensation philosophy, which guides how the Firm's compensation plans and programs are designed". "The CMDC uses a disciplined pay-for-performance framework to make executive compensation decisions ..., while considering other relevant factors, including market practices" (p.38). Such a philosophy without consideration of social factors guided the CMDC to award our CEO total compensation $27,701,709 in 2014, 135% increase from 2013 (p.58).

Meanwhile, according to Wall Street Journal: "Two fifths of the population of developed countries have gained little over recent decades" (OECD Says Rise in Inequality Is Hurting Growth, May 22-24, 2015). According to Thomas Piketty's study *Capital in the Twenty-First Century* (The Belknap Press of Harvard University Press, 2014), "there is absolutely no doubt that the increase of inequality in the United States contributed to the nation's financial instability." (p.297) "The increase was largely the result of an unprecedented increase in wage inequality and in particular the emergence of extremely high remunerations at the summit of the wage hierarchy, particularly among top managers of large firms."(p.298) "The financial professions are about

twice as common in the very high income groups as in the economy overall." (p.303) "Because it is objectively difficult to measure individual contributions to a firm's output, top managers found it relatively easy to persuade boards and stockholders that they were worth the money, especially since the members of compensation committees were often chosen in a rather incestuous manner." (p.510)

Many Americans agree with Senator Bernie Sanders: "The six largest financial institutions in this country today hold assets equal to about 60% of the nation's gross domestic product. These six banks issue more than two-thirds of all credit cards and over 35 percent of all mortgages. They control 95 percent of all derivatives and hold more than 40 percent of all bank deposits in the United States." "These institutions have acquired too much economic and political power, endangering our economy and our political process." "Our banking system must be part of the productive, job-creating productive economy." (https://berniesanders.com/issues/reforming-wall-street/)

For the purpose of this proposal, the Board or the CMDC has the flexibility to select relevant social factors, such as economic condition, unemployment and average income.

BOARD RESPONSE TO PROPOSAL 9

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

> **The Firm's compensation philosophy supports sustained shareholder value and drives fairness and consistency across the Firm.**

The key tenets of the Firm's compensation philosophy are:

- Tie pay to performance and align with shareholders' interests

- Encourage a shared success culture

- Attract and retain top talent

- Integrate risk management and compensation

- Provide no special perquisites

- Maintain strong governance

- Promote transparency with shareholders

> **The CMDC uses a disciplined pay-for-performance framework to make executive compensation decisions commensurate with Firm, line of business, and individual performance, while considering other relevant factors, including those related to culture and conduct.**

Performance is assessed against four broad performance categories:

- Business and financial results

- Risk and control outcomes

- Client and customer goals

- People and leadership objectives

In 2015, the CMDC's executive compensation decisions considered, among other factors, results in the following areas: significant progress in strengthening controls and further reinforcing our culture; enhancing the customer experience to deliver sustained performance; and investments in our people, including employee and leadership development, succession planning, diversity and accessibility. This review process is described in detail beginning on page 37 of this proxy statement.

> **Our Firm works to strengthen our communities through our core business activities.**

JPMorgan Chase supports consumers, businesses and communities, and in 2015, raised $2.0 trillion of credit and capital[1]:

- $233 billion of credit for consumers

- $22 billion of credit for U.S. small businesses

- $705 billion of credit for corporations

- $1.0 trillion of capital raised for clients

- $68 billion of credit and capital raised for nonprofit and government entities, including states, municipalities, hospitals and universities

> **Our Firm has designed unique initiatives to meet the central economic challenges of our communities, from preparing a workforce to thrive in the global economy to expanding private capital investment in conservation.**

We believe the Firm has a responsibility to be part of the solution to the most pressing economic, environmental and social challenges. This is both because it is the right thing to do and also because our own long-term success depends on the success of our communities and the people, companies and institutions we serve. Core to our approach is our work with civic and nonprofit leaders who have a deep history in and knowledge of their communities, as well as with groups that have substantive expertise on a range of economic, environmental and social issues. These partnerships strengthen our relationships with our communities and make our company stronger and better informed. Some of our initiatives include:

- Small Business Forward - a $30 million, five-year grant program to connect small businesses and entrepreneurs with critical resources to help their companies grow, create jobs and strengthen communities

- Global Cities Initiative - a joint project of JPMorgan Chase and the Brookings Institution to help metropolitan areas use global trade and engagement to grow their economies and create jobs

- New Skills at Work - a $250 million, five-year program to inform and accelerate efforts to train people for the skilled jobs of the 21st century

- A $100 million five-year commitment to the city of Detroit to accelerate the city's efforts to regain its economic strength with a comprehensive strategy focused on revitalizing Detroit's neighborhoods, investing in the infrastructure that supports economic growth, reducing blight, strengthening the city's workforce, and growing small businesses

- Financial Solutions Lab - designed to uncover and share research-driven insights to identify the most pressing financial challenges faced by low- and moderate-income consumers; created with a $30 million grant to the Center for Financial Services Innovation

•   NatureVest - a project designed with the Nature Conservancy to create new opportunities for private sector investment of capital in conservation projects

In 2015, we launched the JPMorgan Chase Institute, a global think tank dedicated to delivering data-rich analyses for the public good. The Institute utilizes our data, augmented by firmwide expertise and market access, to provide insights on the global economy and offer innovative analyses to advance economic prosperity. For example, in 2015, the Institute released a report that analyzed anonymized transaction-level consumer data, focusing on fluctuations in income and consumption. The Institute's study revealed that while U.S. households across the income spectrum experience financial volatility, most lack an appropriate financial buffer to weather these shocks. Harnessing the unique assets of the Firm and the power of big data, the Institute is explaining the global economy in a way that provides decision-makers with the necessary information to frame and address critical issues.

> We hold executives accountable, when appropriate, for significant actions or items that negatively affect the Firm in current or future years.

To hold individuals responsible for taking risks inconsistent with the Firm's risk appetite and to discourage future imprudent behavior, policies and procedures that enable us to take prompt and

proportionate actions with respect to accountable individuals include:

1. Reduction of annual incentive compensation (in full or in part);

2. Cancellation of unvested awards (in full or in part);

3. Recovery of previously paid compensation (cash and/or equity); and

4. Taking appropriate employment actions (e.g., termination of employment, demotion, negative performance rating).

The precise actions we take with respect to accountable individuals are based on the nature of their involvement, the magnitude of the event and the impact on the Firm.

In addition, clawback/recoupment provisions on both cash incentives and equity awards enable us to reduce or cancel unvested awards and recover previously paid compensation in certain situations. Clawbacks can be triggered by restatements, misconduct, performance-related and/or risk-related concerns, and may cover both vested and unvested awards. Our recovery provisions and clawback provisions are described in detail beginning on page 62 of this proxy statement.

> The Board of Directors recommends a vote **AGAINST** this proposal.

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[1]   The amount of credit provided to clients represents new and renewed credit, including loans and commitments. The amount of credit provided to small businesses reflects loans and increased lines of credit provided by Consumer & Business Banking; Card, Commerce Solutions & Auto; and Commercial Banking. The amount of credit provided to nonprofit and government entities, including states, municipalities, hospitals and universities, represents credit provided by the Corporate & Investment Bank and Commercial Banking.

General information about the meeting

WHO CAN VOTE

You are entitled to vote if you held shares of JPMorgan Chase common stock on the record date, March 18, 2016. At the close of business on that date, 3,661,816,671 shares of common stock were outstanding and entitled to vote. Each share of JPMorgan Chase common stock has one vote. Your vote is confidential and will not be disclosed to anyone except those recording the vote, or as may be required in accordance with appropriate legal process, or as authorized by you.

VOTING YOUR PROXY

If your common stock is held through a broker, bank, or other nominee ("held in street name"), they will send you voting instructions.

If you hold your shares in your own name as a holder of record with our transfer agent, Computershare, you may instruct the proxies how to vote your shares by using the toll-free telephone number or the Internet voting site listed on the proxy card, or by signing, dating, and mailing the proxy card in the postage-paid envelope that we have provided for you. Specific instructions for using the telephone and Internet voting systems are on the proxy card. Of course, you can always come to the meeting and vote your shares in person. If you plan to attend, please see the admission requirements under "Attending the annual meeting" on page 100 of this proxy statement. Whatever method you select for transmitting your instructions, the proxies will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors.

REVOKING YOUR PROXY

If your common stock is held in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

If you are a holder of record and wish to revoke your proxy instructions, you must advise the Secretary of JPMorgan Chase in writing before the proxies vote your common stock at the meeting, deliver later dated proxy instructions in writing before the proxies vote your

common stock at the meeting, or attend the meeting and vote your shares in person. Unless you decide to attend the meeting and vote your shares in person after you have submitted voting instructions to the proxies, we recommend that you revoke or amend your prior instructions in the same way you initially gave them — that is, by telephone, Internet, or in writing. This will help to ensure that your shares are voted the way you have finally determined you wish them to be voted.

BOARD RECOMMENDATIONS

The Board of Directors recommends that you vote FOR each of the director nominees, FOR the advisory resolution to approve executive compensation, FOR ratification of the appointment of the independent registered public accounting firm, and AGAINST each shareholder proposal.

MATTERS TO BE PRESENTED

We are not aware of any matters to be presented other than those described in the proxy statement. If any matters not described in the proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned, the proxies can vote your common stock at the adjournment as well, unless you have revoked your proxy instructions.

HOW VOTES ARE COUNTED

A quorum is required to transact business at our annual meeting. Shareholders holding of record shares of common stock constituting a majority of the voting power of the stock of JPMorgan Chase having general voting power present in person or by proxy shall constitute a quorum. If you have returned valid proxy instructions or attend the meeting in person, your common stock will be counted for the purpose of determining whether there is a quorum, even if you abstain from voting on some or all matters introduced at the meeting. In addition, broker non-votes will be treated as present for purposes of determining whether a quorum is present (see "Non-discretionary items" on page 100 of this proxy statement).

Voting by record holders – If you hold shares in your own name, you may either vote FOR, AGAINST, or ABSTAIN on each of the proposals. If you just sign and submit your proxy card without voting instructions, your shares will be voted FOR each director nominee, FOR the advisory resolution to approve executive compensation, FOR ratification of the appointment of the independent registered public accounting firm, and AGAINST each shareholder proposal.

Broker authority to vote – If your shares are held in street name, follow the voting instructions you receive from your broker, bank, or other nominee. If you want to vote in person, you must obtain a legal proxy from your broker, bank or other nominee and bring it to the meeting along with the other documentation described below under "Attending the annual meeting." If you do not submit voting instructions to your broker, bank or other nominee, your broker, bank or other nominee may still be permitted to vote your shares under the following circumstances:

Discretionary items – The ratification of the appointment of the independent registered public accounting firm is a discretionary item. Generally, brokers, banks and other nominees that do not receive instructions from beneficial owners may vote on this proposal in their discretion.

Non-discretionary items – The election of directors, advisory resolution to approve executive compensation, and approval of the shareholder proposals are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received voting instructions from beneficial owners. These are referred to as "broker non-votes."

- **Election of directors** – To be elected, each nominee must receive the affirmative vote of a majority of the votes cast at the meeting in respect of his or her election. If an incumbent nominee is not elected by the requisite vote, he or she must tender his or her resignation, and the Board of Directors, through a process managed by the Governance Committee, will decide whether to accept the resignation at its next regular meeting. Broker non-votes and abstentions will have no impact, as they are not counted as votes cast for this purpose.

- **Other proposals** – The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is

required to approve all other proposals. In determining whether each of the other proposals has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote AGAINST the proposal. Broker non-votes will have no impact since they are not considered shares entitled to vote on the proposal.

COST OF THIS PROXY SOLICITATION

We will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, we expect that a number of our employees will solicit shareholders personally and by telephone. None of these employees will receive any additional or special compensation for doing this. We have retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a fee of $50,000 plus reasonable out-of-pocket costs and expenses. We will, on request, reimburse brokers, banks, and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

ATTENDING THE ANNUAL MEETING

Admission – If you wish to attend the meeting in person you will be required to present the following:

All shareholders, valid proxy holders and representatives of an entity – a valid form of government-issued photo identification, such as a valid driver's license or passport.

Holders of record – the top half of the proxy card or your notice of internet availability of proxy materials indicating the holder of record (whose name and stock ownership may be verified against our list of registered stockholders).

Holders in street name – proof of ownership. A brokerage statement that demonstrates stock ownership as of the record date, March 18, 2016, or a letter from your bank or broker indicating that you held our common stock as of the record date are examples of proof of ownership of our stock. If you want to vote your common stock held in street name in person, you must also provide a written proxy in your name from the broker, bank or other nominee that holds your shares.

Valid proxy holders for holders of record – a written legal proxy to you signed by the holder of record (whose name and stock ownership may be verified against our list of registered stockholders), and proof of ownership by the holder of record as of the record date, March 18, 2016 (see "Holders of record" above).

Valid proxy holders for holders in street name – a written legal proxy from the brokerage firm, bank or other nominee holding the shares to the street name holder that is assignable and a written legal proxy to you signed by the street name holder, together with a brokerage statement or letter from the bank, broker or other nominee indicating that the holder in street name held our common stock as of the record date, March 18, 2016.

Representative of an entity – if you are representing an entity that is a shareholder, you must provide evidence of your authority to represent that entity at the meeting.

Guests – admission of persons to the meeting who are not shareholders is subject to space limitations and to the sole discretion of management.

Internet access – You may listen to a live audiocast of the annual meeting over the Internet. Please go to our website, jpmorganchase.com, before the meeting to download any necessary audio software. An audio broadcast of the meeting will also be available by phone at (866) 541-2724 in the U.S. and Canada or (706) 634-7246 for international participants.

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

SEC rules and Delaware law permit us to mail one annual report and proxy statement, or notice of internet availability, as applicable, in one envelope to all shareholders residing at the same address if certain conditions are met. This is called householding and can result in significant savings of paper and mailing costs. JPMorgan Chase households all annual reports, proxy statements and notices of internet availability mailed to shareholders.

If you choose not to household, you may call (toll-free) (866) 540-7095, or send a written request to Broadridge Financial Services, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Shareholders residing at the same address who are receiving multiple copies of our Annual Report, proxy

statement or notice of internet availability may request householding in the future by contacting Broadridge Financial Services, Inc. at the address or phone number set forth above. If you choose to continue householding but would like to receive an additional copy of the Annual Report, proxy statement or notice of internet availability for members of your household, you may contact the Secretary at: JPMorgan Chase & Co., Office of the Secretary, 270 Park Avenue, New York, NY 10017, or by sending an e-mail to the Office of the Secretary at corporate.secretary@jpmchase.com or calling (212) 270-6000.

ELECTRONIC DELIVERY OF PROXY MATERIALS AND ANNUAL REPORT

You may access this proxy statement and our Annual Report to shareholders on our website at jpmorganchase.com, under Investor Relations. From Investor Relations, you also may access our 2015 Annual Report on Form 10-K by selecting "SEC & Other Filings".

To reduce the Firm's costs of printing and mailing proxy materials for next year's annual meeting of shareholders, you can opt to receive all future proxy materials, including the proxy statements, proxy cards and annual reports electronically via e-mail or the Internet rather than in printed form. To sign up for electronic delivery, please visit enroll.icsdelivery.com/jpm and follow the instructions to register. Alternatively, if you vote your shares using the Internet, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years. Before next year's meeting, you will receive an e-mail notification that the proxy materials, annual report and instructions for voting by Internet are available online. Electronic delivery will continue in future years until you revoke your election by sending a written request to the Secretary at: JPMorgan Chase & Co., Office of the Secretary, 270 Park Avenue, New York, NY 10017, or by sending an e-mail to the Office of the Secretary at corporate.secretary@jpmchase.com. If you are a beneficial, or "street name," shareholder and wish to register for electronic delivery, you should review the information provided in the proxy materials mailed to you by your broker, bank or other nominee.

If you have agreed to electronic delivery of proxy materials and annual reports to shareholders, but wish to receive printed copies, please contact the Secretary at: JPMorgan Chase & Co., Office of the Secretary, 270 Park Avenue, New York, NY 10017 or by sending an e-mail to the Office of the Secretary at corporate.secretary@jpmchase.com.

DOCUMENTS AVAILABLE

The Corporate Governance Principles, Code of Conduct, Code of Ethics for Finance Professionals, How We Do Business – The Principles, How We Do Business – The Report and the JPMorgan Chase & Co. Political Activities Statement, as well as the Firm's By-laws and charters of our principal Board committees, are posted on our website at jpmorganchase.com under the heading Governance, which is under the About Us tab. These documents will also be made available to any shareholder who requests them by writing to the Secretary at: JPMorgan Chase & Co., Office of the Secretary, 270 Park Avenue, New York, NY 10017 or by sending an e-mail to the Office of the Secretary at corporate.secretary@jpmchase.com.

Shareholder proposals and nominations for the 2017 annual meeting

PROXY STATEMENT PROPOSALS

Under SEC rules, proposals that shareholders seek to have included in the proxy statement for our next annual meeting of shareholders (other than nominees for director) must be received by the Secretary of JPMorgan Chase not later than December 8, 2016.

In addition, as discussed on page 33 of this proxy statement, our Board recently amended the Firm's By-laws by adding By-law Section 1.10, which provides for a right of proxy access. This By-law enables shareholders, under specified conditions, to include their nominees for election as directors in the Firm's own proxy statement. Under By-law Section 1.10, a shareholder (or group of up to 20 shareholders) who has continuously owned at least 3% of the Firm's outstanding shares for at least three consecutive years may nominate up to 20% of the Board (but in any event at least two directors) and have such nominee(s) included in the Firm's proxy statement, if the shareholder(s) and the nominee(s) satisfy the applicable requirements set forth in the Firm's By-laws. Shareholders seeking to have one or more nominees included in the Firm's 2017 proxy statement must deliver the notice required by the Firm's By-laws, which notice must be received by the Secretary of JPMorgan Chase not later than December 8, 2016, and not earlier than November 8, 2016. The complete text of our By-laws is available on our website at jpmorganchase.com, under Governance, which is under the About Us tab, or may be obtained from the Secretary.

Shareholder proposals (including nominees for director pursuant to the Firm's proxy access By-law) should be mailed to the Secretary at JPMorgan Chase & Co., Office of the Secretary, 270 Park Avenue, New York, NY 10017; a copy may be e-mailed to the Office of the Secretary at corporate.secretary@jpmchase.com.

OTHER PROPOSALS AND NOMINATIONS

Our By-laws govern the submission of nominations for director or other business proposals that a shareholder wishes to have considered at a meeting of shareholders, but that are not included in JPMorgan Chase's proxy statement for that meeting. Under our By-laws, nominations for director or other business proposals to be addressed at our next annual meeting may be made by a shareholder who is entitled to vote and who has delivered a notice to the Secretary of JPMorgan Chase not later than the close of business on February 16, 2017, and not earlier than January 17, 2017. The notice must contain the information required by the By-laws.

These advance notice provisions are in addition to, and separate from, the requirements that a shareholder must meet in order to have a nominee or proposal included in the proxy statement.

A proxy granted by a shareholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the advance-notice By-law provisions described above, subject to applicable rules of the SEC.

Copies of our By-laws are available on our website at jpmorganchase.com, under Governance, which is under the About Us tab, or may be obtained from the Secretary.

Anthony J. Horan

Secretary

Appendix

Overview of 2015 performance[1]

The Firm's financial condition and results of operations are discussed in detail in the Management's discussion and analysis ("MD&A") section of the 2015 Annual Report. The Firm also reviews its business and priorities during an annual Investor Day, most recently held on February 23, 2016. The 2015 Annual Report and presentation materials for the JPMorgan Chase 2016 Investor Day are available on our website at jpmorganchase.com under Investor Relations.

In this Appendix we summarize the 2015 priorities and achievements for the Firm and for each of the LOBs in relation to these priorities.

In 2015, the Firm continued to adapt its strategy and financial architecture toward meeting regulatory and capital requirements and the changing banking landscape, while serving its clients and customers, investing in its businesses, and delivering strong returns to its shareholders. Importantly, the Firm exceeded all of its 2015 financial targets including those related to balance sheet optimization and managing its capital, its GSIB surcharge and expense.

JPMorgan Chase reported record full-year 2015 net income of $24.4 billion, and record earnings per share of $6.00, on net revenue on a managed basis of $96.6 billion. Net income increased by $2.7 billion compared with net income of $21.7 billion in 2014. The increase in net income in 2015 was driven by lower taxes and lower noninterest expense, partially offset by lower net revenue and a higher provision for credit losses.

The Firm's performance is highlighted by the following measures:

Return on equity ("ROE"): ROE was 11% for the year, compared with 10% in the prior year, and return on tangible common equity ("ROTCE") was 13% for both 2015 and 2014.

Tangible book value per share was $48.13, an increase of 8% over the prior year. Total stockholders' equity at December 31, 2015, was $247.6 billion.

Fortress balance sheet: The Firm maintained its fortress balance sheet, ending 2015 with a strong Basel III Advanced Fully Phased-In common equity Tier 1 ("CET1") capital ratio of 11.6% and a supplementary leverage ratio ("SLR") of 6.5%. The Firm was compliant with the Fully Phased-in U.S. liquidity coverage ratio ("LCR") and net stable funding ratio ("NSFR"), and had $496 billion of high quality liquid assets ("HQLA") as of year-end 2015.

In 2015, the Firm provided credit and raised capital of $2.0 trillion for its consumers, corporate clients, small businesses, nonprofit and government entities, including states, municipalities, hospitals and universities.

The Firm has substantially completed its business simplification agenda, exiting businesses, products or clients that were non-core, not at scale or not returning the appropriate level of return in order to focus on core activities for its core clients and reduce risk to the Firm. While the business simplification initiative impacted revenue growth in 2015, it did not have a meaningful impact on the Firm's profitability. The Firm continues to focus on streamlining, simplifying and centralizing operational functions and processes in order to attain more consistencies and efficiencies across the Firm. To that end, the Firm continues to make progress on simplifying its legal entity structure, streamlining its Global Technology function, rationalizing its use of vendors, and optimizing its real estate location strategy.

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[1] For notes on non-GAAP and other financial measures, including managed-basis reporting relating to the Firm's business segments, see page 112.

Consumer & Community Banking

Consumer & Community Banking ("CCB") serves consumers and businesses through personal service at bank branches and through ATMs, online, mobile and telephone banking. CCB is organized into Consumer & Business Banking (including Consumer Banking/Chase Wealth Management and Business Banking), Mortgage Banking (including Mortgage Production, Mortgage Servicing and Real Estate Portfolios) and Card, Commerce Solutions & Auto ("Card"). Consumer & Business Banking offers deposit and investment products and services to consumers, and lending, deposit, and cash management and payment solutions to small businesses. Mortgage Banking includes mortgage origination and servicing activities, as well as portfolios consisting of residential mortgages and home equity loans. Card issues credit cards to consumers and small businesses, offers payment processing services to merchants, and provides auto loans and leases and student loan services.

Multi-year priorities
We remain focused on a consistent set of strategic priorities across CCB. We strive to: deepen relationships with our customers; simplify and improve the customer experience; execute expense reduction initiatives and rationalize our cost structure; maintain our strong control environment and automate processes; increase digital engagement by delivering differentiated digital experiences; lead payments innovation by delivering solutions that address merchant and consumer needs; and always maintain the highest level of information security standards.

Customers
We have a relationship with almost half of the households in the U.S. and are #1 in primary bank relationships for customers within our Chase footprint.

We continue to advance our industry-leading mobile and online capabilities to meet our customers' growing digital preferences. In 2015, we saw an 8% increase in active online customers and a 20% increase in active mobile customers. We've invested to provide simple, secure and personalized experiences for our customers through chase.com, our Chase mobile app, Chase Quick Pay℠ and our announcement of Chase Pay℠. Given our scale and commitment to innovation, we remain confident that we will be the payments brand of choice for our customers.

Profitability
Since 2012, we have reduced noninterest expense by ~$4.0 billion and we are on track to reduce our structural expenses from 2014 to exit 2016/2017 by $2.7 billion. This expense discipline allows us to self-fund $1 billion in auto lease growth, $700 million of marketing, as well as innovation in payments and digital for a net expense reduction of $1 billion.

Cutting expenses and investing for the future of our business allows us to produce strong long-term returns for our shareholders.

Financial performance
For 2015, CCB achieved an ROE of 18% on net income of $9.8 billion, which was up 7% year-over-year. Net revenue decreased 1% from $44.4 billion in 2014 to $43.8 billion in 2015.

- Consumer & Business Banking net income of $3.6 billion on net revenue of $18.0 billion, compared with net income of $3.4 billion on net revenue of $18.2 billion in 2014

- Mortgage Banking net income of $1.8 billion on net revenue of $6.8 billion compared with net income of $1.7 billion on net revenue of $7.8 billion in 2014

- Card, Commerce Solutions & Auto net income of $4.4 billion on net revenue of $19.0 billion compared with net income of $4.1 billion on net revenue of $18.3 billion in 2014

Growth
We saw strong underlying growth in our key business drivers year-over-year:

- We added ~600,000 net new CCB households

- Active mobile users were up 20%

- Consumer Banking average deposits were up 9%

- Business Banking average deposits were up 11% and average loans up 6%

- Client investment assets were up 2%

- Mortgage Banking originations were up 36% and average loans up 11%

- Credit card sales volume was up 7%

- Merchant processing volume was up 12%

- Auto loan and lease originations were up 18%

Key rankings
- #1 in primary bank relationships within our Chase footprint

- #1 most visited banking portal in the U.S. - chase.com

- #1 rated mobile banking app

- #1 in total U.S. credit and debit payments volume

- #1 wholly-owned merchant acquirer in the U.S.

- #1 credit card issuer in the U.S. based on loans outstanding; #1 U.S. co-brand credit card issuer

- #2 mortgage originator and mortgage servicer

- #3 bank auto lender

Corporate & Investment Bank

The Corporate & Investment Bank ("CIB"), which consists of Banking and Markets & Investor Services, offers a broad suite of investment banking, market-making, prime brokerage, and treasury and securities products and services to a global client base of corporations, investors, financial institutions, government and municipal entities. Banking offers a full range of investment banking products and services in all major capital markets, including advising on corporate strategy and structure, capital-raising in equity and debt markets, as well as loan origination and syndication. Banking also includes Treasury Services, which provides transaction services, consisting of cash management and liquidity solutions. Markets & Investor Services is a global market-maker in cash securities and derivative instruments, and also offers sophisticated risk management solutions, prime brokerage, and research. Markets & Investor Services also includes Securities Services, a leading global custodian that provides custody, fund accounting and administration, and securities lending products principally for asset managers, insurance companies and public and private investment funds.

Multi-year priorities

In 2015, CIB delivered robust performance, fortified its leadership position across various products and made significant progress on GSIB targets. The CIB is particularly focused on optimizing capital in light of multiple constraints, leveraging technology to innovate and embracing changes to the market structure. The CIB will also effectively leverage its scale, completeness and global network to facilitate our integrated client coverage model, leading to best-in-class returns. The CIB continues to aggressively pursue opportunities to deliver the remaining $1.2 billion of the previously stated $2.8 billion expense reductions by 2017 and also remains on track to achieve its ROE target of 13% +/-.

Financial performance

The CIB continued to achieve strong results in 2015, despite headwinds on internal and external fronts. In 2015, CIB reported net income of $8.1 billion, up 17% from the prior year. ROE was 12% on $62.0 billion of average allocated capital and the overhead ratio was 64%. Excluding legal expense and business simplification, net income was $9.2 billion, ROE was 14% and overhead ratio was 59%, one of the lowest in the industry. Effective January 1, 2016, CIB's allocated capital was increased to $64.0 billion, primarily reflecting a higher capitalization rate compared with the prior year.

Clients

CIB had approximately 6,900 clients generating revenue of $50,000 or more during 2015.

In 2015, CIB:

• Ranked in top three in 16 of 17 product areas[1]

• Provided credit and raised capital of over $1.4 trillion[2] for clients

• Ranked #1 in Global Investment Banking Fees[3] with 7.9% wallet share

• Ranked #1 in Markets revenue[4] with 16.0% market share

• Ranked #1 in All-America and European Fixed Income[5]

• Ranked #1 U.S. Dollar wire clearer with 18.9% share of Fedwire and Clearing House for Interbank Payments ("CHIPS")

• Reported assets under custody of $19.9 trillion

Capital optimization

The CIB is evolving its capital framework and is highly focused on optimizing the business mix across multiple regulatory constraints. The long-term approach includes identifying the resource deployment opportunities to maximize returns while optimizing at a granular level across key binding constraints such as GSIB, CCAR stress testing, standardized and advanced risk-weighted asset ("RWA"), liquidity, long-term debt and leverage. The CIB will also continue ongoing management education to efficiently operate in this multi-constrained regulatory environment and remains committed to the firmwide capital optimization efforts.

Values

The CIB remains committed to a best-in-class culture and conduct model, focused on the highest level of integrity, fairness and responsibility for our clients and stakeholders. Our primary commitment is delivering operational excellence by demanding superior financial rigor and risk discipline as well as maintaining a fortress balance sheet. The Firm strives for the best internal governance and controls to operate in the continuously changing industry landscape.

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[1] Coalition Full Year 2015 rankings for Banking, Markets and Investor Services
[2] Dealogic and internal reporting
[3] Dealogic
[4] Represents rank and share of the Firm's Total Markets revenue of 10 leading competitors based on reported information, excluding funding valuation adjustments ("FVA") and debit valuation adjustments ("DVA"); adjusting for certain one-time items; JPMorgan Chase excludes the impact of business simplification. Based on fourth quarter exchange rates across non-USD reporting peers.
[5] Institutional Investor

Commercial Banking

Commercial Banking ("CB") delivers extensive industry knowledge, local expertise and dedicated service to U.S. and U.S. multinational clients, including corporations, municipalities, financial institutions and nonprofit entities with annual revenue generally ranging from $20 million to $2 billion. In addition, CB provides financing to real estate investors and owners. Partnering with the Firm's other businesses, CB provides comprehensive financial solutions, including lending, treasury services, investment banking and asset management to meet its clients' domestic and international financial needs.

Multi-year priorities
Key priorities for CB included: delivering strong financial performance; building and expanding our client base; growing and enhancing product offerings; optimizing our capital and returns; maintaining best in class control and compliance teams; and attracting, developing and retaining top talent.

Financial performance
In 2015, CB reported net income of $2.2 billion on revenue of $6.9 billion, with 15% reported ROE on capital of $14 billion. End-of-period loan balances grew 13% year over year, with strong growth coming from Commercial Term Lending and Corporate Client Banking, both finishing the year at record levels. The partnership with CIB continues to grow, with record gross investment banking revenue, up 10% year over year. Finally, the overhead ratio of 42% was higher than the long-term overhead ratio target of 35% as we added bankers, invested in our products and capabilities and added staff related to our investment in controls.

- Record results:

  ◦ Average loan balances of $157.9 billion, up 11%

  ◦ Investment banking revenue of $2.2 billion (gross), up 10% for the 11th consecutive year of growth

- Investments continue to show progress:

  ◦ Middle Market expansion record revenue of $351 million, up 8%; 46% five-year CAGR

  ◦ Opened offices in 4 additional cities

- Risk discipline while growing the loan portfolio:

  ◦ 0.01% net charge-off rate

  ◦ Nonperforming loan ratio of 0.23%

Clients
Our franchise is built around the best way to serve our clients. Our local coverage, underwriting and service model allows us to be close to our clients and prospects. We are located in over 100 U.S. cities and in 62 of the top 100 metropolitan statistical areas. Another key to attracting and keeping the best clients is industry specialization. We now have 15 key industries covering approximately 9,000 clients and 12,000 prospects across Middle Market and Corporate Client Banking. Ranked #1 in customer satisfaction by CFO Magazine's Commercial Banking Survey 2015.

Products
CB leverages and delivers the product set of the entire Firm to drive attractive returns. We have dedicated coverage for investment banking, international, treasury services, commercial card and merchant services to meet our clients' needs. The average CB client uses approximately nine products and only 6% of clients are credit-only relationships. Our partnership with CIB generated another year of record revenue and represented 36% of CIB's North American investment banking fees. Nearly 60% of CB clients access CCB's branch network, with about 4 million branch transactions each quarter.

Capital & returns
CB was able to deliver a healthy return of 15% in 2015 by deploying capital efficiently. We benefit from the product depth of the Firm, with our full service clients generating 8 times the revenue of loan-only clients. Also, our high quality, stable deposit base is very valuable with over 75% of our deposits coming from clients banking with us for more than 10 years.

Control & compliance
We are committed to building and maintaining a fortress control and compliance infrastructure. It is key in safeguarding our clients as well as our business and we will continue to enhance critical capabilities going forward.

Talent management
We continue to focus on retaining, attracting and developing talented employees with an emphasis on increasing overall diversity. In 2015, we retained approximately 92% of our employees, which is consistent with the prior year. We also launched the first Black Leadership Summit and expanded our executive leadership training programs.

Asset Management

Asset Management ("AM"), with client assets of $2.4 trillion, is a global leader in investment and wealth management. AM clients include institutions, high-net-worth individuals and retail investors in many major markets throughout the world. AM offers investment management across most major asset classes including equities, fixed income, alternatives and money market funds. AM also offers multi-asset investment management, providing solutions for a broad range of clients' investment needs. For Global Wealth Management clients, AM also provides retirement products and services, brokerage and banking services including trusts and estates, loans, mortgages and deposits. The majority of AM's client assets are in actively managed portfolios.

Multi-year priorities
- Continue to deliver top-tier, long-term investment performance
- Continue to drive efficiencies while reinforcing infrastructure and control environment
- Continue to innovate, and invest in people, products and processes

Investment performance
Investment performance is measured globally as a percentage of mutual fund assets under management ("AUM") in the top two quartiles of competitors, and fund performance is measured according to the star rankings of various third-party providers. At the end of 2015, mutual fund assets ranked in the top two fund quartiles were 62%, 78% and 80%, respectively, over one-, three- and five-year time periods. In addition, 53% of AM's mutual fund assets were ranked 4 or 5 stars.

Financial performance
Three primary financial measures for AM are revenue growth, margin and ROE. For 2015, AM achieved net income of $1.9 billion on record net revenue of $12.1 billion (seventh consecutive year of revenue growth). Pretax earnings margin was 27% and ROE was 21%.

Growth
Priorities for 2015 included maintaining top-tier investment performance and growing AM's client AUM globally through higher sales and product innovation.

Highlights include:

- Net long-term AUM inflows of $16 billion (seventh consecutive year of positive long-term AUM flows)
- Record average loan balances of $107.4 billion (growth of 8%)
- Average deposit balances of $149.5 billion
- Global Investment Management revenues of $6.3 billion (flat from prior year)
- Record Global Wealth Management revenues of $5.8 billion (growth of 2%)
- AUM of $1.7 trillion
- Client assets of $2.4 trillion

Technology
Continued investments were made in our technology infrastructure to support both the growth and control agendas. The investment is part of a multi-year program that encompasses upgrading and integrating product platforms, supporting new markets, enhancing client service and sales capabilities, expanding our digital offerings and addressing cybersecurity and regulatory requirements. Significant progress was made in all of these areas in 2015.

Risk and control
Priority areas included implementing an enhanced investment risk measurement and oversight framework, and completing the transition of credit underwriting and review processes into the Credit Risk Management organization. In 2015, the net charge-off ratio was 0.01% across the portfolio with nonaccrual loans representing 0.20% of the portfolio.

Leadership
Leadership includes our fiduciary responsibility to clients, maintaining the Firm's reputation and developing and retaining top talent. Retention rates were at or above internal targets for top talent and portfolio managers.

Global Finance & Treasury

The Global Finance organization executes finance and capital management and strategy. The organization drives the information, analysis and recommendations to provide clear strategic direction for business decisions, expense and capital discipline, enhanced controls, increased automation and transparency. The organization maintains strong financial reporting controls and accounting practices, measures the Firm's absolute and relative performance, analyzes and monitors regulatory requirements in order to effectively manage the impact on the businesses, and financial risks through all environments. Global Finance leads firmwide capital strategy, management and implementation – including compliance with new regulations, the Firm's successful CCAR submission, and Recovery and Resolution plans. The organization delivers relevant and transparent disclosures and leads comprehensive dialogue with investors, regulators and other key external constituents globally.

Multi-year priorities
Global Finance's priorities are to continue the Firm's fundamental objectives of maintaining strong financial discipline; guarding safety and soundness; driving business performance, growth, and returns; managing regulatory change and assisting in the Firm's interaction with regulatory and supervisory authorities; and developing best-in-class management information systems.

Financial discipline
Maintaining strong financial discipline includes upholding world-class controls, sound accounting practices, delivering relevant and transparent disclosures and having best-in-class management information systems. Global Finance is responsible for establishing and maintaining adequate internal control over the Firm's financial reporting, including the processes and procedures used to prepare the financial statements filed with the SEC and with multiple regulators around the world. Global Finance and Treasury are key points of contact with investors, research analysts and the credit rating agencies in communicating the strategic direction of the Firm, providing management with shareholder views and perspectives and continually seeking to improve the quality of disclosure to all stakeholders. In addition, Global Finance plays a role within the LOBs in developing performance targets, equity levels and return metrics.

Safety and soundness
Maintaining a fortress balance sheet and having strong capital and liquidity are key elements of safety and soundness and require appropriate reserves, strong capital ratios, diverse funding sources and strong credit ratings. These provide the Firm with the ability to withstand difficult stress events and the flexibility to deploy capital for investments in businesses, dividends, equity buybacks and acquisitions. During 2015, Global Finance led the Firm's internal capital adequacy assessment process and provided the information and analyses to regulators to enable the Firm, in March 2015, to be in a position to increase its common stock dividend commencing in the second quarter and to continue its common equity repurchases. The Firm ended 2015 with

Basel III Advanced Fully Phased-In common equity Tier 1 capital ratio of 11.6%. During 2016, the Firm expects the CET1 capital ratio calculated under the Basel III Standardized Approach to become its binding constraint and expects that, over the next several years, its Basel III common equity Tier 1 capital ratio will be between 11% and 12.5%. In the longer term, management expects to maintain a minimum Basel III common equity Tier 1 ratio of 11%. Through Treasury, the Firm manages liquidity and funding using a centralized, global approach in order to optimize liquidity sources and uses for the Firm as a whole; monitor exposures; identify constraints on the transfer of liquidity among legal entities within the Firm; and maintain the appropriate amount of surplus liquidity as part of the Firm's overall balance sheet management strategy. Importantly, Treasury works within the LOBs to manage and maintain appropriate liquidity and funding for each LOB.

Managing regulatory change
In partnership with the businesses, Global Finance is focused on maximizing returns while building excellent client franchises and relationships. In 2015, Global Finance continued to play an important role with other corporate functions and the Firm's businesses in addressing new rules and regulations; assessing changes to accounting standards and implementing them to ensure greater transparency of disclosures; enhancing capital planning and stress testing frameworks; and interacting with regulators with respect to the Firm's Recovery and Resolution Plans.

Driving performance and efficiencies
Global Finance provides information, analyses and recommendations to the businesses to improve results and drive strategic business decisions, while promoting innovation and streamlining processes across the organization. The organization conducts the financial budgeting process of the Firm, and tracks revenues and expenses against their targets and budgets. During 2015, Global Finance continued to enhance its management information and planning capabilities, its technology and financial control structure and develop information reporting systems, including the launch of a strategic initiative to improve data quality and integrate the Finance, Risk and Treasury infrastructure. The organization will continue to automate and increase granularity, transparency, speed, consistency and flexibility of our financial forecasting and reporting processes.

Leadership and mobility
In 2015, the Global Finance organization continued to manage a strong people and talent agenda including recruiting, management development, recognition, diversity, professional growth and mobility.

Our 2015 results compared with our 2014 and 2013 results on several metrics were as follows:

As of or for the years ended December 31 (in millions, except per share and ratio data)

Business	Performance metric	2015	2014	2013
Firmwide	Total net revenue:			
	Reported	$ 93,543	$ 95,112	$ 97,367
	Managed	96,633	97,885	99,724
	Net income	24,442	21,745	17,886
	Diluted earnings per share	$ 6.00	$ 5.29	$ 4.34
	Return on tangible common equity	13%	13%	11%
	Common equity tier 1 capital ratio[1]			
	Standardized	11.7%	10.5%	NA
	Advanced	11.6%	10.2%	9.5%
	Tier 1 capital ratio[1]			
	Standardized	13.5%	11.8%	NA
	Advanced	13.3%	11.4%	10.2%
Consumer & Community Banking	Total net revenue	$ 43,820	$ 44,368	$ 46,537
	Net income	9,789	9,185	11,061
	ROE	18%	18%	23%
Consumer & Business Banking	Total net revenue	$ 17,983	$ 18,226	$ 17,412
	Net income	3,581	3,443	2,943
	ROE	30%	31%	26%
Mortgage Banking	Total net revenue	$ 6,817	$ 7,826	$ 10,236
	Net income	1,778	1,668	3,211
	ROE	10%	9%	16%
Card, Merchant Services & Auto	Total net revenue	$ 19,020	$ 18,316	$ 18,889
	Net income	4,430	4,074	4,907
	ROE	23%	21%	31%
Corporate & Investment Bank	Total net revenue	$ 33,542	$ 34,595	$ 34,712
	Net income	8,090	6,908	8,850
	ROE	12%	10%	15%
Commercial Banking	Total net revenue	$ 6,885	$ 6,882	$ 7,092
	Net income	2,191	2,635	2,648
	ROE	15%	18%	19%
Asset Management	Total net revenue	$ 12,119	$ 12,028	$ 11,405
	Net income	1,935	2,153	2,083
	ROE	21%	23%	23%
	Pretax margin ratio	27%	29%	29%

Note: 2013 and 2014 have been revised to reflect the adoption of new accounting guidance related to debt issuance costs and investments in affordable housing projects.

[1] Risk-based capital metrics under the Basel III Standardized and Advanced Fully Phased-In rules.

NA: Not available.

Notes on non-GAAP financial measures

[1] In addition to analyzing the Firm's results on a reported basis, management reviews the Firm's results and the results of the lines of business on a "managed" basis, which is a non-GAAP financial measure. The Firm's definition of managed basis starts with the reported U.S. GAAP results and includes certain reclassifications to present total net revenue for the Firm (and each of the business segments) on a fully taxable-equivalent ("FTE") basis. Accordingly, revenue from investments that receive tax credits and tax-exempt securities is presented in the managed results on a basis comparable to taxable investments and securities. This non-GAAP financial measure allows management to assess the comparability of revenue arising from both taxable and tax-exempt sources. The corresponding income tax impact related to tax-exempt items is recorded within income tax expense. These adjustments have no impact on net income as reported by the Firm as a whole or by the lines of business.

[2] Tangible common equity ("TCE"), return on tangible common equity ("ROTCE"), and tangible book value per share ("TBVPS") are each non-GAAP financial measures. TCE represents the Firm's common stockholders' equity (i.e., total stockholders' equity less preferred stock) less goodwill and identifiable intangible assets (other than mortgage servicing rights ("MSRs")), net of related deferred tax liabilities. ROTCE measures the Firm's earnings as a percentage of average TCE. TBVPS represents the Firm's TCE at period-end divided by common shares at period-end. TCE, ROTCE, and TBVPS are meaningful to the Firm, as well as investors and analysts, in assessing the Firm's use of equity.

[3] The common equity tier 1 ("CET1") and Tier 1 capital ratios under the Basel III Standardized and Advanced Fully Phased-In rules, and the supplementary leverage ratio ("SLR") under the U.S. final SLR rule, are each non-GAAP financial measures. These measures are used by management, bank regulators, investors and analysts to assess and monitor the Firm's capital position. For additional information on these measures, see Regulatory capital in the Capital Management section of Management's discussion and analysis within JPMorgan Chase & Co.'s Annual Report on Form 10-K for the year ended December 31, 2015.

[4] The CIB has presented its net income, ROE and overhead ratio for 2015 excluding legal expense and business simplification, all of which are non-GAAP financial measures. Such measures are used by management to assess the underlying performance of the business and for comparability with peers.

Notes on other financial measures disclosed in Compensation Discussion and Analysis (pages 37-64):

[5] Corporate & Investment Bank:
  – Provided credit and raised capital of over $1.4T for clients; Source: Dealogic and internal reporting
  - Maintained #1 ranking in Global IB fees; Source: Dealogic
  - #1 in Markets revenue with 16% market share; Source: Represents rank and share of the Firm's Total Markets revenue of 10 leading competitors based on reported information, excluding funding valuation adjustments ("FVA") and debit valuation adjustments ("DVA"); adjusting for certain one-time items; JPMorgan Chase excludes the impact of business simplification. Based on fourth quarter exchange rates across non-USD reporting peers.
  - #1 in IB fees in North America and EMEA; Source: Dealogic
  - #1 in Equity Capital Markets wallet share; Source: Dealogic

[6] Commercial Banking:
  – Ranked #1 multifamily lender in U.S.; Source: SNL Financial based on FDIC data as of 3Q15

Royal Sonesta Hotel — map and directions
300 Bourbon Street, New Orleans LA 70130



The Royal Sonesta Hotel is located in the French Quarter of New Orleans on Bourbon Street, approximately 30 minutes from Louis Armstrong International Airport.



DRIVING DIRECTIONS:

From I-10 West
- Follow I-10 East to New Orleans Business District
- Take Exit 235A for Orleans Ave. / Vieux Carre
- Continue on Basin St.; Turn left onto Conti St.
- Turn right onto N Rampart St.
- Turn left onto Iberville St.
- Turn left onto Bourbon St.
- Street parking available near hotel

From I-10 East
- Follow I-10 to Orleans Ave./ Vieux Carre (exit 235A)
- Continue on Basin St.; Turn left onto Conti St.
- Turn right onto N Rampart St.
- Turn left onto Iberville St.
- Turn left onto Bourbon St.
- Street parking available near hotel

If you attend the meeting in person, you will be asked to present a valid form of government-issued photo identification, such as a valid driver's license or passport, and proof of ownership of our common stock as of our record date March 18, 2016. See "Attending the annual meeting" on page 100.

